UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

GI DYNAMICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-1621425
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

25 Hartwell Avenue

Lexington, Massachusetts 02421

(781) 357-3300

(Address of principal executive offices) (Zip Code)

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

Pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $0.01 per share, or Common Stock. The Common Stock is publicly traded on the Australian Securities Exchange, or ASX, in the form of CHESS Depositary Interests, or CDIs. CDIs are units of beneficial ownership in our shares of Common Stock held by CHESS Depositary Nominees Pty Limited, or CDN, a wholly-owned subsidiary of ASX. The CDIs entitle holders to dividends, if any, and other rights economically equivalent to our shares of Common Stock on a 5-for-1 basis, including the right to attend stockholders’ meetings. The CDIs are also convertible at the option of the holders into our shares of our Common Stock on a 5-for-1 basis, such that for every five CDIs converted, a holder will receive one share of Common Stock. CDN, as the stockholder of record, will vote the underlying shares in accordance with the directions of the CDI holders.

This registration statement will become effective automatically by lapse of time 60 days from the date of the original filing pursuant to Section 12(g)(1) of the Exchange Act or within such shorter period as the Securities and Exchange Commission, or the SEC, may direct. As of the effective date we will be subject to the requirements of Regulation 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

The market data and other statistical information contained in this registration statement are based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from other relevant statistical information, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the accuracy and completeness of such information.

Some numerical figures included in this registration statement have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that preceded them.

GI Dynamics, Inc. was incorporated in Delaware in 2003 and has five subsidiaries, GI Dynamics Securities Corporation, a Massachusetts-incorporated non-trading entity; GID Europe Holding B.V., a Netherlands-incorporated non-trading, holding company; GID Europe B.V., a Netherlands-incorporated company that conducts certain of our European business operations; GID Germany GmbH, a German-incorporated company that conducts certain of our European business operations; and GI Dynamics Australia Pty Ltd, an Australia-incorporated company that conducts our Australian business operations.

Unless otherwise noted, references in this registration statement to “we,” “us,” “our,” “Company,” or “GI Dynamics” refer to GI Dynamics, Inc., a Delaware corporation, and its subsidiaries. Our principal executive offices are located at 25 Hartwell Avenue, Lexington, Massachusetts 02421. Our telephone number is (781) 357-3300. Our website address is www.gidynamics.com. We have included our website address in this registration statement as an inactive textual reference only. The information on, or that can be accessed through, our website is not part of this registration statement and should not be considered a part of this registration statement.

EndoBarrier® is a trademark of the Company. All other trademarks, tradenames and service marks mentioned in this registration statement are the property of other organizations.

Unless indicated otherwise in this registration statement, all references to “$” or “dollars” refer to United States dollars, the lawful currency of the United States of America. References to “A$” refer to Australian dollars, the lawful currency of the Commonwealth of Australia.

i

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;

•	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large-accelerated filer under the rules of the Securities and Exchange Commission, or if we issue more than $1.0 billion of non-convertible debt over a three-year-period.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision.

ii

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements concerning our business, operations, financial performance and condition as well as our plans, objectives and expectations for our business, operations and financial performance and condition. Any statements contained in this registration statement that are not of historical facts may be deemed to be forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to regulatory submissions and approvals;

•	our expectations with respect to our clinical trials, including enrollment in our clinical trials;

•	our expectations with respect to our intellectual property position;

•	our ability to commercialize our products;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our ability to develop and commercialize new products; and

•	our estimates regarding our capital requirements and our need for additional financing.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” “aims,” “assumes,” “goal,” “intends,” “objective,” “potential,” “positioned,” “target” and similar expressions intended to identify forward-looking statements.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions. These forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this registration statement may turn out to be inaccurate. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this registration statement, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make.

You are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. You should read this registration statement and the documents that we have filed as exhibits to this registration statement completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements speak only as at the date of this registration statement. Unless required by law, we do not intend to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise.

iii

ITEM 1.	BUSINESS.

Overview

We are a medical device company headquartered in Lexington, Massachusetts, that focuses on the development and commercialization of effective, non-surgical approaches for the treatment of type 2 diabetes and obesity. We have commercially launched our lead product, the EndoBarrier Gastrointestinal Liner, which we refer to as the EndoBarrier, which is now being sold in select markets in Europe, South America as well as in Australia and Israel. Where reimbursement is required for broad-based use, we are endeavoring to secure such reimbursement. In other countries where patients are more accustomed to paying for all or a majority of health care expenses, we are growing such markets or pursuing regulatory approvals. In addition, in 2013 we commenced a clinical trial of the EndoBarrier for the purposes of seeking regulatory approval from the Food and Drug Adminstration, or FDA, to commercialize in the U.S., which we refer to as our pivotal trial.

Type 2 diabetes and obesity are related metabolic disorders of worldwide epidemic proportions with approximately 1.4 billion individuals who are either overweight or obese, 300 million people diagnosed with diabetes globally, and an overlap of about 150 million people who are both obese and have diabetes. Type 2 diabetes and obesity therefore represent two of the largest health care markets in the world that we believe are in need of more effective treatment options. In response to this market opportunity, we believe our proprietary technology offers people “one solution” to control their glucose levels and lose weight at the same time. Our initial target market is those patients who have type 2 diabetes and are obese.

Our product, the EndoBarrier, is a 60-cm long liner that is implanted non-surgically, via endoscopy (through the mouth and without cutting any tissue) during a brief procedure. Once properly positioned in the patient’s upper intestine, just below the stomach, the liner is held in place by a proprietary anchoring mechanism and it remains in the body for up to 12 months until removal by endoscopy. The EndoBarrier acts as a physical barrier between ingested food and the upper part of the intestine preventing absorbtion and interaction of food with digestive enzymes and hormones in the first part of the intestine. In patients with type 2 diabetes who are obese, the EndoBarrier is placed in the body for as long as 12 months during which time it elicits powerful metabolic effects, namely a robust improvement in glycemic state (diabetes control) accompanied by weight loss. This effect occurs promptly after device placement and is sustained over the 12-month period after which time the EndoBarrier is then easily removed in a brief non-surgical endoscopic procedure.

Currently, we are focused on the commercial rollout of the EndoBarrier in selected countries in Europe and South America as well as in Australia and Israel. In 2013, we expanded to a total of 50 centers offering EndoBarrier Therapy, up from 28 centers at the end of 2012. Consistent with executing our commercial strategy during 2014 we expect to continue to drive broad-based market awareness among patients and physicians in our commercial geographies, continue to support increasing adoption of EndoBarrier Therapy at existing medical centers, and train doctors in new medical centers. To achieve broad-based clinical acceptance and commercial uptake, reimbursement coverage by health care insurers will be required in many markets; while in other markets, this is not the case because patients are accustomed to paying for all or a majority of their health care expenses themselves.

In certain geographies where reimbursement is necessary for clinical acceptance and commercial uptake, such as in Europe, we are already receiving partial reimbursement in certain markets at a local or national level, but we have not yet achieved full or national reimbursement in any market. In self-pay markets where we have regulatory approval, we are currently expanding both the product use per center and the number of centers, as well as seeking regulatory approval in other countries that we believe will have a large self-pay population, such as Brazil and India.

In the U.S., we have received approval from the FDA to commence our pivotal trial, which we began in 2013. The multi-center, randomized, double-blinded study will enroll 500 patients with uncontrolled type 2 diabetes and obesity at as many as 25 sites in the U.S. The primary endpoint is improvement in diabetes control as measured by HbA1c levels. Following completion of the trial, we intend to submit our results to the FDA seeking regulatory approval for commercial sale in the U.S.

GI Dynamics, Inc. was incorporated in Delaware in 2003. In September 2011, we completed an initial public offering and listed on the Australian Stock Exchange, or ASX. In July and August of 2013, we completed a follow-on offering. Strategic investors include a global medical device company, Medtronic, Inc., and a corporate, strategic investor, Johnson & Johnson Development Corporation. The rights of our shareholders are governed by the Delaware General Corporation Law. We have five subsidiaries: GI Dynamics Securities Corporation, a Massachusetts-incorporated non-trading entity; GID Europe Holding B.V., a Netherlands-incorporated non-trading, holding company; GID Europe B.V., a Netherlands-incorporated company that conducts certain of our European business operations; GID Germany GmbH, a German-incorporated company that conducts certain of our European business operations; and GI Dynamics Australia Pty Ltd, an Australia-incorporated company that conducts our Australian business operations. For the year ended December 31, 2013, we had revenues of approximately $2.3 million and our net loss was approximately $35.6 million. Our accumulated deficit as of December 31, 2013 was approximately $151.7 million.

Strategy and Approach

Our objective is to pioneer the development of effective, non-surgical approaches for treating type 2 diabetes and obesity. Our initial target market is patients who have type 2 diabetes and are obese. Where reimbursement is required for broad-based use, we are endeavoring to secure such reimbursement. In other countries where patients are more accustomed to paying for all or a majority of health care expenses, we are growing such markets or pursuing regulatory approvals. To achieve these goals we are pursuing the following business strategies:

•	Targeted commercial launch of our lead product in Europe, South America as well as in Australia and Israel. In these markets, we work with key opinion leaders in the fields of endocrinology, bariatric surgery and gastroenterology. We are also refining and improving our physician training and patient care protocols to improve patient outcomes and awareness. As of the end of 2013, we had 50 centers offering EndoBarrier Therapy with approximately 70 centers expected to be offering EndoBarrier Therapy by the end of 2014.

•	Seek local and national reimbursement for EndoBarrier Therapy. We intend to build on recent reimbursement progress achieved in Germany, the Netherlands, Switzerland and Israel to accumulate the necessary clinical and economic data that we believe will support the transition to broad-based reimbursement for our product from local and national health authorities in those countries. We also believe that successful outcomes from recently initiated, randomized, controlled trials in the United Kingdom and France have the potential to support favorable reimbursement decisions in those countries. We are also hopeful that, following the 2012 launch of our product in the Australian self-pay market, important advances can be made to secure reimbursement for the longer term. While we believe that there is a market for self-pay patients, our goal is to obtain local and national reimbursement in key markets to expand our potential target patient population and further increase sales of the EndoBarrier.

•	Build the market for self-pay patients which has been shown through our success in commercializing EndoBarrier Therapy in Chile and Australia. We started with one center in Santiago, Chile, and now have five centers operating primarily there. In Chile, patients are accustomed to paying much of their health care expenses directly, thereby allowing EndoBarrier Therapy to become a self-pay option for many people. We started in Australia in 2012 and continue to expand in that favorable self-pay market; we now have centers in most of the major cities. We are also working through the regulatory process to commercialize in the large self-pay markets of Brazil and India, although the timing of approvals is uncertain.

•	Achieve regulatory approval in the U.S. through a successful U.S. pivotal trial by demonstrating the safety and efficacy of the EndoBarrier. In 2013, we commenced enrollment in our pivotal trial in the U.S. for the purposes of seeking regulatory approval from the FDA. The multi-center, randomized, double-blinded, sham controlled study will enroll 500 patients with both uncontrolled type 2 diabetes and obesity at as many as 25 sites in the U.S. The primary endpoint is improvement in diabetes control as measured by HbA1c levels with secondary endpoints including weight loss, cholesterol reduction, and blood pressure reduction. At the end of 2013, there were 21 sites actively enrolling patients. If the requisite regulatory approvals are obtained, which are not expected before 2017, we can commence sales in the large U.S. market.

•	Continue to expand the approved uses of the EndoBarrier. We plan to continue to expand our potential markets by seeking regulatory approvals to treat additional patient populations with EndoBarrier Therapy, such as patients with type 2 diabetes with lower body mass index, or BMI.

•	Expand our manufacturing capacity and improve our margins. We currently assemble, test and package our EndoBarrier and the delivery and the retrieval system for the EndoBarrier system at our facility in Lexington, Massachusetts. We plan to scale-up our manufacturing capacity from the current levels to meet our anticipated commercial and investigational trial demand. We will also seek to add additional suppliers to reduce risk and drive efficiencies as we expand.

Key Products

The core of our technology is the proprietary EndoBarrier design. This technology enables us to implant our product without surgery, using endoscopy (through the mouth), in the initial part of the intestine known as the duodenum and proximal jejunum, immediately after the patient’s stomach.

Once implanted, the body’s natural digestive process, or peristalsis, then moves partially digested food through the EndoBarrier. The EndoBarrier acts as a physical barrier that prevents the interaction of food with pancreatic enzymes and bile, which pass outside the EndoBarrier and then mix with the food at the end of the liner, lower down the patient’s intestine, where absorption takes place. EndoBarrier creates a functional — but reversible — bypass of the upper intestine without surgery.

Although the exact physiological mechanisms of how EndoBarrier works are not fully understood, clinical data suggest EndoBarrier affects key hormones involved in insulin secretion and action, glucose metabolism, food intake and satiety, resulting in improvement in glycemic control and weight loss. In addition, the clinical data indicate that EndoBarrier Therapy may potentially improve cardiometabolic risk markers often associated with type 2 diabetes and obesity, including lowering blood pressure, cholesterol and triglycerides.

Our trials have shown that EndoBarrier Therapy has multiple effects on a patient’s metabolism and offers significant benefits in terms of weight loss and management of diabetes while the device is in place. Moreover, our product is implanted and removed non-surgically; and it is completely reversible in its intended actions, unlike the permanent anatomical changes that result from bariatric surgery.

We also recommend that physicians offer and encourage patients treated with EndoBarrier Therapy to adopt supportive nutritional and lifestyle management plans. We believe that diet, exercise, counseling and support are important components of a multi-faceted approach to patient care in treating type 2 diabetes and obesity.

Our lead product — the EndoBarrier

Our lead product, the EndoBarrier, is commercially sold in select markets in Europe, South America, as well as in Australia and Israel for the treatment of type 2 diabetes and obesity. We are also continuing research and development to enhance the technology for additional uses of the product.

The EndoBarrier system consists of three components:

•	The implant — Also referred to as the EndoBarrier Gastrointestinal Liner, or EndoBarrier, is a 60-cm long liner, which is implanted in the proximal intestine, immediately below the stomach. The liner is made of a thin, flexible, impermeable fluoropolymer that allows normal functioning of the intestine. At one end, an anchor attaches and holds the implant to the wall of the patient’s intestine, and provides a seal to ensure that food passes inside the liner. The anchor, made of nitinol, a commonly used biocompatible metal, is formed in a ‘wave shape’ to provide radial force and has multiple bi-directional barbs that attach it to the tissue of the patient’s duodenum;

•	Delivery system — The EndoBarrier is delivered using our proprietary, single-use delivery system. This includes a sterile, custom-made catheter, which is about 300-cm long and is sufficiently flexible to track through the patient’s mouth, down through the stomach and into the intestine. The EndoBarrier is packed inside a capsule at the end of the catheter until deployment. The delivery period is brief, during which time the patient is either anaesthetized or semi-sedated; and

•	Removal system — The EndoBarrier is removed, typically after 12 months of implant, with our custom-made grasper that passes through a standard gastroscope. The grasper is used to pull one of the two drawstrings on the anchor so that it collapses inwards, removing the barbs from the intestinal wall. Our retrieval hood on the end of the gastroscope is then positioned to cover the anchor barbs to allow the implant to be safely removed through the patient’s mouth. The EndoBarrier is usually retrieved in a brief procedure during which time the patient is either anaesthetized or semi-sedated.

Our completed clinical trials have demonstrated safety and efficacy

We have tested and evaluated our technology in 13 clinical trials (12 outside of the U.S. and one in the U.S.), involving more than 500 patients, which have shown our EndoBarrier technology to be an effective treatment for type 2 diabetes and obesity. Our clinical trials have shown that the observed efficacy for both type 2 diabetes and obesity is desirable for this patient population. Improvements in diabetic state (glycemia control) are competitive with pharmacologic approaches and not dissimilar to those observed with some forms of bariatric surgery. Weight loss effects in most patients appears more robust than those seen with pharmacologic approaches and similar to those observed with some forms of bariatric surgery.

The EndoBarrier has been evaluated in four premarket, company-sponsored clinical trials outside of the U.S. (n=130 subjects) where the relevant target population has been under investigation, and is currently being evaluated in a worldwide clinical registry as well as in a number of physician-sponsored clinical trials. This experience is coupled with a growing market experience that has been garnered since the device received the CE Mark in 2010 (registry plus commercial use amounts to over 1,300 patients). In these clinical trials, the majority of subjects studied were obese (average BMI 40.9 kg/m2) with a high incidence of accompanying co-morbidities, namely hypertension and hyperlipidemia. Those subjects with diabetes had sub-optimal glycemic control prior to device placement (average HbA1c of 8.6%) and summary of efficacy data shows that EndoBarrier Therapy exerts an improvement in glycemic control, lowering HbA1c to 7.3% at 12 months. In subjects without diabetes, HbA1c was in the normal range at baseline and remained unchanged throughout the period of EndoBarrier Therapy. EndoBarrier Therapy also elicited a 16% decrease in body weight at 12 months after EndoBarrier placement. Additional analysis of the data also demonstrates encouraging changes in cardiometabolic indices (total cholesterol, LDL cholesterol, triglycerides and blood pressure). The beneficial effects of EndoBarrier Therapy occur in the context of an overall favorable safety profile. There has been a low frequency of severe device or procedure related adverse events in the clinical trials and broader commercial use, and most observed adverse events have been mild or moderate in severity with most being gastrointestinal in nature (e.g. abdominal discomfort, nausea).

As a treatment option for obese patients with type 2 diabetes, the EndoBarrier appears to provide a novel mechanism for improving glycemic control, while simultaneously achieving significant weight loss, with the potential to improve cardiometabolic risk indices while the device is in place. These effects have also been accompanied by an overall acceptable safety profile and, taken together, we believe EndoBarrier Therapy exhibits a favorable risk-benefit profile.

Increased level of key hormones

Our technology has also been shown to have positive effects on two key gastrointestinal hormones known as GLP-1 and peptide YY, or PYY. In a 24-week study of 17 obese patients with type 2 diabetes, increased levels of both PYY and GLP-1 were reported one week after implantation with the EndoBarrier. As GLP-1 is known to regulate insulin secretion and action, and both hormones may play a role in body weight control, we believe the increased levels of these two hormones may explain in part the improvement in diabetic control and the weight loss observed in patients treated with EndoBarrier Therapy.

Ongoing benefits post removal of the EndoBarrier

We continue to explore the apparent sustained metabolic effects observed in patients after removal of the EndoBarrier to determine the magnitude and importance of this effect. We have monitored the following patients for six months post removal of the EndoBarrier:

•	Fifty patients in our 12-month diabetes trials who completed the 12-month implant duration returned for a six month post-explant visit. Diabetes control deteriorated only slightly in these patients during the six-month follow-up period after removal of the EndoBarrier; and

•	These patients experienced significant weight loss (11.8kg) during the implant phase with only modest weight regain during the six-month period after removal of the EndoBarrier.

To maximize the benefits to patients after removal, we believe that the EndoBarrier should be an integral part of a comprehensive diabetes management and weight loss program including a diet and exercise regimen. We are continuing to monitor patients after device removal to better understand the long-term effects of the EndoBarrier on glucose control and weight loss.

Key benefits and advantages of EndoBarrier Therapy

We believe that the key features and advantages of EndoBarrier Therapy include:

•	One solution — To control glucose levels and lose weight with the same therapy:

•	Offers the benefit of providing both glucose control and weight reduction, which are necessary for effective treatment of the type 2 diabetes patient who is obese;

•	Most patients experience improved control of their glucose and may reduce or eliminate their need for diabetic medications during the implant period;

•	EndoBarrier Therapy appears to provide a continual beneficial effect during the implant period in contrast to drugs where patients’ adherence or compliance with a given pharmacology will likely be incomplete; and

•	Most patients experience significant weight loss during the period of implant, as well as the potential to improve cardiometabolic risk factors such as cholesterol and blood pressure;

•	No surgery — A brief implant and removal process not involving any cutting of tissue, permanent alteration of the anatomy and far less invasive than surgical procedures;

•	Well tolerated and easily removable — If complications arise, the implant can be easily removed;

•	Potential cost savings — For the patient and health care system:

•	Improved patient health and outcomes are likely to result in fewer hospital stays and expenses for complications from diabetes;

•	The cost of EndoBarrier Therapy, including the implant and removal procedure, is currently preferable to or competitive with surgical options for obesity, including gastric banding and gastric bypass surgery; and

•	We believe that the broader potential cost savings for the health care system could be significant, including savings on drugs, savings on the treatment of other diseases associated with diabetes and other diabetes devices such as blood glucose testing strips and meters.

Comparison to pharmacology and surgical approaches

Our clinical trials have shown that the efficacy observed with the EndoBarrier for both type 2 diabetes and obesity is desirable for this patient population. Improvements in diabetic state (glycemia control) are competitive with pharmacologic approaches (five major oral agent classes and two injectable agent classes) and not dissimilar to those observed with some forms of bariatric surgery. Weight loss effects appear more robust than those seen with pharmacologic approaches and similar to those observed in some forms of bariatric surgery.

Bariatric surgery, in particular, Roux-en-Y gastric bypass, has demonstrated significant weight loss coupled with improvements in diabetic state. Bariatric surgery has evolved over more than twenty years and is now becoming more accepted as an alternative treatment option to the more conventional use of pharmacology for patients struggling with both type 2 diabetes and obesity. The two most popular bariatric procedures are Roux-en-Y gastric bypass and sleeve gastrectomy. However, broad-based adoption of bariatric surgery has been limited with less than 0.5% of the eligible U.S. population undergoing surgery, and a small but significant rate of post-surgery complications. There is also a resistance for patients to choose a permanent surgical solution for their metabolic disorder. An alternative surgical approach has been a restrictive approach, most commonly known as the lap-band procedure. This approach has declined in recent years from less robust weight loss and glycemic efficacy coupled with post-surgical management complications.

Other products in development by our competitors include the temporary intra-gastric occlusion devices (balloons), devices designed to modify local gut neural stimulation (or pacing), and a gastric draining tube. The balloons have the attraction of being temporary, are normally in situ for six months, and can elicit significant weight loss which can also result in an improvement in diabetes, but this technology has some tolerability issues. Devices that provide neural or stomach stimulation are also in development and have presented data showing weight loss and diabetes improvement. A gastric draining tube is also being tested which can remove the stomach contents following a meal.

Safety and potential side effects of the EndoBarrier

Treatment of patients with medical devices or drugs may have potential side effects for the patient, which may depend on the device or drug itself, or the interaction of the device or drug with the disease or other diseases that the patient may have at the time of treatment. In clinical studies and in commercial use, the most common complications experienced by EndoBarrier Therapy patients were gastrointestinal in nature which occurred shortly after the procedure and typically resolved over time (first days or weeks). Other risks which occurred with a lower frequency include infection, trauma, device migration and bleeding, any of which may result in device removal. There have been no deaths reported related to the use of the EndoBarrier.

More specifically, during our clinical trials, the most common reasons for early removal were 1) movement of the implant which can cause abdominal discomfort; 2) intestinal bleeding; and 3) incomplete deployment of the liner. In our most recent round of clinical trial experience, early device removal was lowered through increased user experience with less than 10% of early removals being device-related and overall average implant exposure time increasing to 10.6 months out of an intended 12-month implant time. In other words, the majority of patients are able to experience the intended clinical benefit of the device.

Further development of our current technology

As we develop our technology, we have continued to improve the durability of anchoring the device in the intestine. We believe that anchor stability is the key challenge for extending the duration of the EndoBarrier implant period. We have designed and are clinically testing further improvements to our anchor technology to enable implant durations beyond 12 months.

We also conducted a clinical trial of patients with type 2 diabetes with a BMI as low as 23, which showed EndoBarrier Therapy improves diabetes and provides weight loss in lower BMI patients. Results like this are important in areas of the world where diabetes generally occurs at a lower BMI such as in Asia.

Other products in development

As part of our business strategy, we seek to leverage our technology and expertise into additional product opportunities. To date, we have conducted research and development on the following products:

•	EndoBarrier Liner with EndoBarrier Restrictor — This device combines our EndoBarrier Liner with the EndoBarrier Restrictor. This combination is intended to treat diabetes and create greater weight loss than either device alone. We conducted a small, 10 patient clinical trial with this device, which showed excess weight loss of 40% (± 3%) and a total weight loss of 16.7 kg ± 1.4 kg after a 12-week implant period.

•	EndoBarrier Restrictor — This device is targeted for short-term weight loss or weight loss in a patient who is not obese. The device employs the same anchoring technology as the EndoBarrier, but has a cover with a small hole to slow emptying of the patient’s stomach and create a feeling of ‘fullness’.

While each represent promising technologies, further development and testing will be required to support regulatory applications for these devices, and there can be no assurance that either product will be further developed or commercialized.

How We Make Our Products

Our manufacturing operations comprise 6,000 square feet of an approximately 33,000 square feet leased facility in Lexington, Massachusetts. The facility includes a controlled environment assembly room and an engineering laboratory. We perform final assembly and packaging of our products, as well as all research and development in this facility. We believe that we are in compliance with FDA’s quality systems regulation and we have an ISO compliant Quality Management System that has been certified to the ISO 13485:2003 medical device standard.

We assemble our products at our facility from components and sub-assemblies that are outsourced, including:

•	implant components such as the liner material, nitinol wire, drawstrings and radiopaque markers; and

•	delivery and retrieval catheter components, including injection molded and extruded components, wires and tubing.

Once the delivery system is complete, we insert the EndoBarrier into the delivery system. We then package and label the delivery and retrieval systems separately before sending them to be sterilized by our approved sterilization suppliers.

We can currently produce approximately 2,500 EndoBarrier systems per year. We plan to increase this capacity by outsourcing some of the less critical or well-established component assemblies. We also plan to add staff and additional equipment to enable us to increase our manufacturing capacity to approximately 60,000 EndoBarrier systems per year at our current facility, in support of our planned commercial and clinical activities. It is also our intention to have a second supplier for key components of our EndoBarrier system to reduce the potential risk of disruption to our business from reliance on any one supplier.

Sales & Marketing

We commenced commercial sales of our EndoBarrier in 2011 and are focused on executing our commercial strategy to secure favorable reimbursement in key markets over the long-term and to drive sales in select self-pay markets for the near-term. Consistent with executing our commercial strategy during 2014, we will stay focused in a limited number of countries and continue to drive broad-based market awareness among patients and physicians. We will support increasing adoption of EndoBarrier Therapy at existing medical centers and train doctors in new medical centers. We are also pursuing reimbursement opportunities for EndoBarrier Therapy from health insurers and other third-party payers at a local and national level in Europe, and have recently achieved important reimbursement milestones in a number of markets in Europe and in Israel. It is the successful execution of this strategy that we believe will result in a reproducible, sustainable and scalable business.

Central to the execution of our sales and marketing strategy is the close engagement and alignment with key opinion leaders in the fields of endocrinology, bariatric surgery, and gastroenterology, and with key influencers and decision makers in both the public/government and private payer infrastructure.

Our current commercial activities

In Europe, we commercially launched EndoBarrier in the second quarter of 2011. At the beginning of 2014, we had approximately 30 active European centers, in countries including Germany, the Netherlands, the United Kingdom, and France, with doctors and staff who have been trained in the implant procedure and have commenced implants of our EndoBarrier. Germany, with over 20 centers, has the largest concentration of centers in Europe.

HealthLink Europe B.V., based in the Netherlands, provides medical device warehousing and logistics, customer call center, and invoicing services to our customers in Europe.

We currently have approval for commercial sales in Israel, Saudi Arabia and the United Arab Emirates, and have commenced commercial operations in Israel. We currently have two active centers in Israel and expect to add additional centers prior to the end of 2014 to accommodate expected demand generated as the result of the recent favorable reimbursement decision by Clalit Health Services, the largest health maintenance organization in Israel. We have an office in Düsseldorf, Germany, that is responsible for developing and supporting our European sales and marketing strategy and also supports activity in the Middle East.

In South America, we received regulatory approval in Chile in 2010. Chile, which was originally an early clinical trial site, now has five active centers. We are currently seeking regulatory approval in Brazil and other countries. We expect the South American market to be very strong from a self-pay perspective.

In Australia, we received regulatory approval in 2011. We started with centers in Melbourne and Sydney and now have centers in most major cities. Australia has historically been a very strong market for various forms of bariatric surgery and has a strong self-pay market. We have an office in Australia that is responsible for developing and supporting our Australian sales and marketing activity.

Reimbursement and Self-paying patients

Where reimbursement is required for broad-based use, we are endeavoring to secure such reimbursement. In other countries where patients are more accustomed to paying for all or a majority of health care expenses, we are growing our presence in such markets or pursuing regulatory approvals.

In geographies where reimbursement is necessary, such as in Europe, we are already receiving partial reimbursement in certain countries at a local or national level but we have not yet achieved full or national reimbursement in any market. Our goal is to obtain national reimbursement from national or private health insurers and other third-party payers, in order to expand our potential target patient population and increase further use of the EndoBarrier. We are encouraged by the reimbursement milestones we have achieved to date indicating we are on the path for national reimbursement:

•	Germany — Hospitals are receiving partial reimbursement of the total cost of an EndoBarrier procedure. In October 2013, operations and procedures, or OPS, codes were assigned in Germany that allows the use of the EndoBarrier to be tracked by the reimbursement system. In February 2014, we were granted by InEk, the German Institute for the Hospital Remuneration System, NUB (Neue Untersuchungs- und Behandlungsmethoden) Status 1 for EndoBarrier Therapy, which allows certain hospitals to negotiate for additional reimbursement for a specified number of cases to cover the cost of implanting the EndoBarrier.

•	Netherlands — The Dutch Health Care Authority (NZa) has designated a preliminary reimbursement code for EndoBarrier Therapy as part of a policy rule for new and innovative health care treatments. This applies between a particular hospital and insurance company but serves as a template to allow for additional hospitals and insurance companies to reach similar agreements.

•	Israel — Clalit Health Services, Israel’s largest health maintenance organization, established a reimbursement policy for EndoBarrier Therapy, whereby the 2.7 million people enrolled in a supplementary coverage option are entitled to receive partial coverage for the procedure.

In Australia, France and the United Kingdom we are in the earlier stages of the reimbursement process. We recently initiated randomized, controlled trials in the United Kingdom and France that have the potential to support favorable reimbursement decisions in those countries. We are also collecting data that we expect will demonstrate cost savings to health care systems and both clinical and social benefits from treating patients with type 2 diabetes and obesity with EndoBarrier Therapy.

Securing reimbursement coverage and payment is increasingly challenging in Europe as the reimbursement processes differ by country and sometimes within countries. Central to our reimbursement strategy is the ongoing prioritization of those markets that are receptive to new technologies and are capable and willing to pay, as well as those that will be most influential with respect to reimbursement in other areas of Europe and Asia.

To date, our reimbursement activities have and will continue to include applying for reimbursement codes, establishing pricing and cost models, and gaining the support of surgical, gastroenterology and endocrine societies. We also recognize the importance of engaging and gaining the support of both national and regional diabetes and obesity societies.

We currently have self-paying patients who purchase the EndoBarrier and we believe that this is an attractive market opportunity in some countries. In self-pay markets, we are currently expanding both the number of centers, as well as seeking regulatory approval in countries that we believe will have a large self-pay population, such as Brazil and India. While the timing of regulatory approvals can be uncertain, by avoiding the lengthy reimbursement process, commercialization may proceed more rapidly.

Intellectual Property

We rely on a combination of patents, together with non-disclosure and confidentiality agreements, to establish and protect the proprietary rights in our technologies. Seedling Enterprises, LLC initially conceived and developed our technology. In 2003, Seedling Enterprises, LLC incorporated GI Dynamics, Inc. and transferred all of its intellectual property relating to the EndoBarrier to us with no further claims or royalties in exchange for shares of our Common Stock.

Our current patent portfolio is comprised of 115 issued and pending U.S. and non-U.S. patents. We have been issued 29 U.S. patents and have 15 pending U.S. patent applications. We have also sought intellectual property protection outside of the United States and have been issued 49 patents across Australia, Canada, the European Patent Convention region (including Austria, Belgium, France, Germany, Ireland, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and the United Kingdom), Hong Kong and Japan, and we have 22 pending foreign patent applications. Our patents and patent applications cover the following areas of our technology:

•	the gastrointestinal liner and anchor;

•	delivery and removal systems;

•	placement of the device;

•	treatment alternatives; and

•	the restrictor device.

Our current issued patents expire between 2023 and 2030. We also actively monitor our intellectual property by periodically reviewing new developments to identify extensions to our patent portfolio.

We entered into a Patent License Agreement with Crabb Co., LLC, or Crabb, in 2003, which was amended in 2005, for the in-license of certain intellectual property related to the anchoring of an intestinal liner, which is anchored in the pylorus. This license was obtained early in our history; and while we are not currently using this intellectual property, it may be useful in future implant designs. The royalty obligation begins with U.S. commercial sales of products as defined in the license, if any. The royalty percentage may vary on products covered by the license, but in any case, the royalties are not considered significant. We will cease paying royalties, if any, at the time the patent covered by the license expires in 2017.

We employ external patent attorneys to assist us in managing our intellectual property portfolio.

As described in Item 8, “Legal Proceedings,” in 2013 we settled litigation with the supplier of the liner material used to manufacture our EndoBarrier, W.L. Gore & Associates, Inc., or Gore. Under the settlement, we retain exclusive ownership and control of our patent portfolio; and we and Gore have dismissed all claims against each other. We also granted to Gore a non-exclusive, royalty-free license to use our patents, but only in the vasculature (i.e., blood vessels). Gore is not licensed to use our patents for any applications in the gastrointestinal tract, which is the area of the body in which our products are designed to be used. Neither we nor Gore are required to make any cash payments to the other, nor will any royalties be due.

Item 8, “Legal Proceedings,” includes a summary of our litigation with Gore.

Government Regulation of Medical Devices and of the EndoBarrier

Governmental authorities in the United States, at the federal, state and local levels, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing and export and import of products such as those we are commercializing and developing. Failure to obtain approval or clearance to market our products and products under development and to meet the ongoing requirements of these regulatory authorities could prevent us from continuing to market or develop our products and product candidates.

United States

Premarketing Regulation

In the United States, medical devices are regulated by the FDA. Unless an exemption applies, a new medical device will require either prior 510(k) clearance or approval of a premarket approval application, or PMA, before it can be marketed in the United States. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices, which are those that have the lowest level or risk associated with them, are subject to general controls, including labeling, premarket notification and adherence to the quality system regulation, or QSR, which sets forth device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards. Class III devices, which have the highest level of risk associated with them, are subject to most of the previously identified requirements as well as to premarket approval. Most Class I devices and some Class II devices are exempt from the 510(k) requirement, although the manufacturers will still be subject to registration, listing, labeling and QSR requirements. Our EndoBarrier is classified as a Class III device by the FDA and will require FDA approval for commercialization through the PMA application process described below.

A 510(k) premarket notification must demonstrate that the device in question is substantially equivalent to another legally marketed device, or predicate device, that did not require premarket approval. In evaluating the 510(k), the FDA will determine whether the device has the same intended use as the predicate device, and (a) has the same technological characteristics as the predicate device, or (b) has different technological characteristics, and (i) the data supporting the substantial equivalence contains information, including appropriate clinical or scientific data, if deemed necessary by the FDA, that demonstrates that the device is as safe and as effective as a legally marketed device, and (ii) does not raise different questions of safety and effectiveness than the predicate device. Most 510(k)s do not require clinical data for clearance, but the FDA may request such data. The FDA’s goal is to review and act on each 510(k) within 90 days of submission, but it may take longer based on requests for additional information. In addition, requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA does not agree that the new device is substantially equivalent to the predicate device, the new device will be classified in Class III, and the manufacturer must submit a PMA. Since July 2012, however, with the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, a de novo pathway is directly available for certain low to moderate risk devices that do not qualify for the 510(k) pathway due to lack of a predicate device. Modifications to a 510(k)-cleared medical device may require the submission of another 510(k) or a PMA if the changes could significantly affect the safety or effectiveness or constitute a major change in the intended use of the device.

The PMA process is more complex, costly and time consuming than the 510(k) clearance procedure. A PMA must be supported by extensive data including, but not limited to, technical, preclinical, clinical, manufacturing, control and labeling information to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. After a PMA is submitted, the FDA has 45 days to determine whether it is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to performance goal review times for PMAs and may issue a decision letter as a first action on a PMA within 180 days of filing, but if it has questions, it will likely issue a first major deficiency letter within 150 days of filing. It may also refer the PMA to an FDA advisory committee for additional review, and will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the QSR, either of which could extend the 180-day response target. While the FDA’s ability to meet its performance goals has generally improved during the past few years, it may not meet these goals in the future. A PMA can take several years to complete and there is no assurance that any submitted PMA will ever be approved. Even when approved, the FDA may limit the indication for which the medical device may be marketed or to whom it may be sold. In addition, the FDA may request additional information or request the performance of additional clinical trials before it will reconsider the approval of the PMA or as a condition of approval, in which case the trials must be completed after the PMA is approved. Changes to the device, including changes to its manufacturing process, may require the approval of a supplemental PMA.

If a medical device is determined to present a “significant risk,” the manufacturer may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval of the IDE from the FDA. The IDE must be supported by appropriate data, such as animal and laboratory testing results and include a proposed clinical protocol. These clinical trials are also subject to the review, approval and oversight of an institutional review board, or IRB, at each institution at which the clinical trial will be performed. The clinical trials must be conducted in accordance with applicable regulations, including but not limited to the FDA’s IDE regulations and current good clinical practices. A clinical trial may be suspended by the FDA or the sponsor at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the trial. Even if a clinical trial is completed, the results may not demonstrate the safety and efficacy of a device, or may be equivocal or otherwise not be sufficient to obtain approval.

Post-Marketing Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include:

•	compliance with the QSR, which require manufacturers to follow stringent design, testing, control, documentation, record maintenance, including maintenance of complaint and related investigation files, and other quality assurance controls during the manufacturing process;

•	labeling regulations, which prohibit the promotion of products for uncleared or unapproved or “off-label” uses and impose other restrictions on labeling; and

•	medical device reporting obligations, which require that manufacturers investigate and report to the FDA adverse events, including deaths, or serious injuries that may have been or were caused by a medical device and malfunctions in the device that would likely cause or contribute to a death or serious injury if it were to recur.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters;

•	fines, injunctions, and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to grant 510(k) clearance or PMA approvals of new products;

•	withdrawal of 510(k) clearance or PMA approvals; and

•	criminal prosecution.

To ensure compliance with regulatory requirements, medical device manufacturers are subject to market surveillance and periodic, pre-scheduled and unannounced inspections by the FDA, and these inspections may include the manufacturing facilities of our subcontractors.

International Regulation

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. For example, the primary regulatory authority with respect to medical devices in Europe is that of the European Union. The European Union consists of 28 countries and has a total population of over 500 million people. Norway, Iceland, Lichtenstein and Switzerland are not members of the European Union, but have transposed applicable European medical device laws into their national legislation. Thus, a device that is marketed in the European Union may also be recognized and accepted in those four non-member European countries as well.

The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of relevant directives will be entitled to bear CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the European Union. Actual implementation of these directives, however, may vary on a country-by-country basis. The CE Mark is a mandatory conformity mark on medical devices distributed and sold in the European Union and certifies that a medical device has met applicable requirements.

The method of assessing conformity varies, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body.” Notified Bodies are independent testing houses, laboratories, or product certifiers authorized by the E.U. member states to perform the required conformity assessment tasks, such as quality system audits and device compliance testing. An assessment by a Notified Body based within the European Union is required in order for a manufacturer to distribute the product commercially throughout the European Union. Medium and higher risk devices require the intervention of a Notified Body which will be responsible for auditing the manufacturer’s quality system. The Notified Body will also determine whether or not the product conforms to the requirements of the applicable directives. Devices that meet the applicable requirements of E.U. law and have undergone the appropriate conformity assessment routes will be granted CE “certification.”

The EndoBarrier has CE Mark designation for the treatment of type 2 diabetes and/or obesity with a 12-month implant duration. CE Marking requires demonstration of continued compliance with the directives, which apply to the continued safety and quality of the product. Our designated EU Notified Body regularly audits these parameters to ensure compliance with ISO 13485 certification.

The CE Mark is mandatory for medical devices sold not only within the countries of the European Union but more generally within all countries in Western Europe. As many of the European standards are converging with international standards, the CE Mark is often used on medical devices manufactured and sold outside of Europe (notably in Asia that exports many manufactured products to Europe). CE Marking gives companies easier access into not only the European market but also to Asian and Latin American markets, most of which recognize the CE Mark on medical devices as a mark of quality and adhering to international standards of consumer safety, health or environmental requirements.

In September 2012, the European Commission adopted a proposal for a regulation which, if adopted, will change the way most medical devices are regulated in the European Union, and may subject our products to additional requirements.

In a number of international markets, including Australia, regulatory approvals may be expedited once CE Mark approval has been received; although submissions are required in each country. The EndoBarrier is commercially available in Chile, which recognizes CE Marking.

In Australia, the TGA is responsible for administering the Therapeutic Goods Act with our EndoBarrier falling under the category of an implantable medical device. In July 2011, the TGA approved the EndoBarrier for inclusion on the Australian Register of Therapeutic Goods. The TGA approved the use of the EndoBarrier for up to 12 months for the treatment of type 2 diabetes and obesity.

We have submitted regulatory applications in Brazil, India and other markets although the timing of approval is uncertain.

Health Care Reform

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce health care costs.

In March 2010, the President signed into law the Affordable Care Act, or ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against health care fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. Among other things, the ACA imposes a 2.3% medical device excise tax on the sale of many medical devices in the U.S. This tax took effect on January 1, 2013. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with health care practitioners and a significant number of provisions are not yet, or have only recently become, effective. Although it is too early to determine the full effect of the ACA, the new law appears likely to place downward pressure on pricing of medical devices, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

We expect that the ACA, as well as other health care reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for our products. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other health care reforms may affect our ability to generate revenue and profits or commercialize our product candidates.

Third-Party Reimbursement

Because we typically receive payment directly from hospitals and health care facilities, we do not anticipate relying directly on payment for any of our products from third-party payers, such as Medicare, Medicaid, private insurers, and managed care companies. However, our business will be affected by policies administered by federal and state health care programs, such as Medicare and Medicaid, as well as private third-party payers, which often follow the policies of the state and federal health care programs. For example, our business will be indirectly impacted by the ability of a hospital or medical facility to obtain coverage and third-party reimbursement for procedures performed using our products. These third-party payers may deny reimbursement if they determine that a device used in a procedure was not medically necessary; was not used in accordance with cost-effective treatment methods, as determined by the third-party payer; or was used for an unapproved use. A national or local coverage decision denying Medicare coverage for one or more of our products could result in private insurers and other third party payers also denying coverage. Even if favorable coverage and reimbursement status is attained for our products, less favorable coverage policies and reimbursement rates may be implemented in the future. The cost containment measures that third-party payers and providers are instituting, both within the United States and abroad, could significantly reduce our potential revenues from the sale of our products and any product candidates. We cannot provide any assurances that we will be able to obtain and maintain third party coverage or adequate reimbursement for our products and product candidates in whole or in part.

For inpatient and outpatient procedures, including those that will involve use of our products, Medicare and many other third-party payers in the United States reimburse hospitals at a prospectively determined amount, generally based on one or more diagnosis related groups, or DRGs, associated with the patient’s condition for inpatient treatment and generally based on ambulatory payment classifications, or APCs, associated with the procedures performed during the patient’s stay, for outpatient treatment. Each DRG or APC is associated with a level of payment and may be adjusted from time to time, usually annually. Prospective payments are intended to cover most of the non-physician hospital costs incurred in connection with the applicable diagnosis and related procedures. However, the prospective payment amounts are typically set independently of a particular hospital’s actual costs associated with treating a particular patient and implanting a device. Therefore, the payment that a hospital would receive for a particular hospital visit would not typically take into account the cost of our products.

In international markets, health care payment systems vary significantly by country and many countries have instituted price ceilings on specific product lines. There can be no assurance that our products will be considered cost-effective by third-party payers, that reimbursement will be available or, if available, that the third-party payers’ reimbursement policies will not adversely affect our ability to sell our products profitably.

Member countries of the European Union offer various combinations of centrally financed health care systems and private health insurance systems. The relative importance of government and private systems varies from country to country. Governments may influence the price of medical devices through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may be marketed only once a reimbursement price has been agreed upon. Some of these countries may require, as condition of obtaining reimbursement or pricing approval, the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Some E.U. member states allow companies to fix their own prices for devices, but monitor and control company profits. The choice of devices is subject to constraints imposed by the availability of funds within the purchasing institution. Medical devices are most commonly sold to hospitals or health care facilities at a price set by negotiation between the buyer and the seller. A contract to purchase products may result from an individual initiative or as a result of a competitive bidding process. In either case, the purchaser pays the supplier, and payment terms vary widely throughout the European Union. Failure to obtain favorable negotiated prices with hospitals or health care facilities could adversely affect sales of our products.

Material Contracts

We currently acquire certain materials and components required to manufacture our products from third parties and outsource certain aspects of our manufacturing process in addition to the warehousing and logistics arrangements that we have in Europe. Although alternative suppliers are available, we have identified the following agreements, which we consider to be material to our business as currently conducted. The key provisions of each material contract are summarized below, however, the summaries are not intended to be exhaustive.

Cambridge Technology, Inc. — Lease Agreement

On May 23, 2013, we entered into a Sublease Agreement with Cambridge Technology, Inc., as sublandlord for the sublease of the premises located at 25 Hartwell Avenue, Lexington, Massachusetts that we occupy and use for our office, engineering laboratory and manufacturing operations. The subleased premises are approximately 33,339 square feet and have been designed by us for office, laboratory and manufacturing operations, including our controlled environment assembly room. These premises have also been certified to the ISO 13485:2003 medical device standard.

The term of the sublease expires on December 31, 2016. There are no extension options. If the sublease were terminated early and provided there is sufficient notice, we believe we could find suitable alternative premises with no interruption in our operations. If the sublease is terminated without notice or the premises were severely damaged there could be an impact on our operations and potentially an interruption in our manufacturing, while we relocated and arranged for certification of the new premises.

Financing & Dividends

Financing

Since our incorporation in March 2003 through December 31, 2013, we have been funded with a total of approximately $207.1 million through a series of equity and convertible note financings.

We have raised approximately $125.0 million through sales of our equity, which primarily consisted of approximately $72.5 million raised in September 2011 in the initial public offering of our CDIs in Australia and simultaneous private placement of CDIs to accredited investors in the U.S., known as our IPO, and approximately $52.5 million raised in an offering of our CDIs to sophisticated, professional and accredited investors in Australia, the U.S. and certain other jurisdictions in July and August 2013.

Prior to the IPO, we had raised approximately $76.1 million through the sale of Series A Convertible Preferred Stock ($4.1 million), Series B Convertible Preferred Stock ($12.0 million) and Series C Convertible Preferred Stock ($60.0 million) to a number of U.S. venture capital firms, two global medical device manufacturers and individuals. In connection with the IPO, all of our existing shares of preferred stock were converted into Common Stock.

In June 2011, we issued Convertible Term Promissory Notes to several of our shareholders totaling $6.0 million, which were repaid concurrent with the closing of our IPO.

Dividends

We have never declared or paid any dividends on our capital stock and do not currently anticipate declaring or paying dividends in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the operation and expansion of the business. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors, or the Board, and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that the Board may deem relevant.

Employees

As of March 31, 2014, we had 72 employees of which all are full-time employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

ITEM 1A.	RISK FACTORS.

Our business faces many risks. We believe the risks described below are the material risks that we face. However, the risks described below may not be the only risks that we face. Additional unknown risks or risks that we currently consider immaterial, may also impair our business operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our CDIs could decline significantly. You should consider the specific risk factors discussed below, together with the cautionary statements under the caption “Forward-Looking Statements” and the other information and documents that we file from time to time with the Securities and Exchange Commission, or SEC.

Risks Related to Our Business

We depend heavily on the success of our lead product, the EndoBarrier, which is at its initial stage of commercialization in select markets in Europe, South America as well as in Australia and Israel.

Assuming that we can obtain the required regulatory approvals in the United States and certain other countries, we expect to derive substantially all of our revenue from sales of our lead product, the EndoBarrier, which is at its initial stage of commercialization. Accordingly, our ability to generate revenues in the future relies on our ability to market and sell this product.

The degree of market acceptance for the EndoBarrier will depend on a number of factors, including;

•	the efficacy, ease of use and perceived advantages and disadvantages of the EndoBarrier over other available treatments and technologies for managing type 2 diabetes and obesity;

•	the prevalence and severity of any adverse events or side effects of the EndoBarrier;

•	the extent to which physicians adopt the EndoBarrier (which may be influenced by our ability to provide additional clinical data regarding the potential long-term benefits provided by the EndoBarrier and the strength of our sales and marketing initiatives); and

•	the price of the EndoBarrier and the third-party coverage and reimbursement for procedures using the EndoBarrier.

Doctors may not accept the EndoBarrier as a treatment option.

The commercial success of the EndoBarrier will require acceptance by physicians, who may be slow to adopt our product for the following reasons (among others):

•	lack of long-term clinical data supporting patient benefits or cost savings over existing alternative treatments;

•	lack of experience with the EndoBarrier and training time required before it can be used driving preferences for other products or procedures;

•	lack of adequate payment to the physician for implanting the device or caring for the patient (driven by availability of adequate coverage and reimbursement for hospitals and implanting physicians); and

•	perceived liability risks associated generally with the use of new products and procedures.

Although we have developed relationships with physicians who are key opinion leaders in certain countries, it cannot be assured that these existing relationships and arrangements can be maintained or that new relationships will be established in support of our products. If physicians do not consider our products to be adequate for the treatment of type 2 diabetes and obesity or if a sufficient number of physicians recommend and use competing products, it could harm our business and future revenues.

We have limited sales, marketing and distribution experience.

There can be no guarantee that we will be able to effectively commercialize our products. Developing direct sales, distribution and marketing capabilities will require the devotion of significant resources and require us to ensure compliance with all legal and regulatory requirements for sales, marketing and distribution. Failure to develop these capabilities and meet these requirements could jeopardize our ability to market our products or could subject us to substantial liability. In addition, for those countries where we commercialize our products through distributors or other third parties, we will rely heavily on the ability of our partners to effectively market and sell our products to physicians and other end users in those countries.

We compete against companies that have longer operating histories, more established or approved products, and greater resources than us, which may prevent us from achieving market penetration with our products.

Competition in the medical device industry is intense and the EndoBarrier will compete in part against more established procedures and products for the treatment of type 2 diabetes and obesity. Bariatric surgery, including gastric bypass surgery and the gastric band, have been used for many years with extensive publication histories on clinical effectiveness. Large multinational medical device companies sell supplies for these procedures and are formidable competitors to us. In addition, certain drugs have been approved, and are used, for the treatment of type 2 diabetes and obesity. Pharmaceutical companies with significantly greater resources than us market these drugs, and we may be unable to compete effectively against these companies.

Many of our competitors have significantly greater sales, marketing, financial and manufacturing capabilities than us and have established reputations and/or significantly greater name recognition. Accordingly, there is no assurance that we will be able to win market share from these competitors or that these competitors will not succeed in developing products that are more effective or economic.

Additionally, we are likely to compete with companies offering new technologies in the future. We may also face competition from other medical therapies, which may focus on our target market as well as competition from manufacturers of pharmaceutical and other devices that have not yet been developed. Competition from these companies could adversely affect our business.

We do not have data regarding the long-term benefits of the EndoBarrier.

An important factor that may be relevant to market acceptance of the EndoBarrier is whether it improves or maintains glycemic control and facilitates weight loss, or whether there are any other side effects, following removal of the device. While we have tested and evaluated our technology in 13 clinical trials with more than 500 patients, which has shown that, while implanted, the EndoBarrier is an effective treatment for type 2 diabetes and obesity, we do not yet have sufficient data to demonstrate any longer-term benefits of our product in the treatment of type 2 diabetes and obesity following removal of the device from the patient.

We are continuing to monitor some patients who were implanted in our clinical trials after device removal to determine the ongoing effects and longevity of results, however, we do not currently have long-term data that supports the safety and efficacy of the EndoBarrier. Accordingly, we cannot provide assurance that the long-term data, once obtained, will prove lower HbA1c levels compared to alternative treatment options for type 2 diabetes. If the results obtained from our clinical trials indicate that the EndoBarrier is not as safe or effective as other treatment options or as effective as our current short-term data would suggest, the EndoBarrier may not be approved, or its adoption may suffer and our business would be harmed.

If we fail to obtain and maintain adequate levels of reimbursement for our products by health insurers and other third-party payers, there may be no commercially viable markets for our products or the markets may be much smaller than expected.

Health care providers, including hospitals and physicians that purchase our products, generally rely on third-party payers, particularly government-sponsored health care and private health insurance providers, to pay for all or a portion of the costs of the procedures, including the cost of the products used in such procedures. Reimbursement and health care payment systems vary significantly by country. Third-party payers may attempt to limit coverage and the level of reimbursement of new therapeutic products.

If we fail to obtain and maintain adequate levels of reimbursement for our products by health insurers and other third-party payers, there may be few commercially viable markets for our products or the markets may be much smaller than expected. Third-party payers may demand additional clinical data requiring new clinical trials or economic models showing the cost savings of using our product, each of which would consume resources and may delay the decision on reimbursement. If the results of such studies are not satisfactory to third-party payers, then reimbursement may not be received in an acceptable amount or at all. In addition, the efficacy, safety, performance and cost-effectiveness of our products in comparison to any competing products or therapies may determine the availability and level of reimbursement.

We believe that future reimbursement may be subject to increased restrictions both in the United States and in international markets. Future legislation, regulation or reimbursement policies of health insurers or third-party payers may adversely affect the demand for our current and future products or limit our ability to sell these products on a profitable basis.

We cannot predict the outcome and timing of our current and future human clinical trials of EndoBarrier products.

The results of our current and future human clinical trials cannot be predicted. If any EndoBarrier products or other new products that we are developing and testing cause serious adverse events in our current or future human clinical trials, then these trials may need to be delayed or halted. In addition, these clinical trials may not produce positive safety or efficacy results, or may produce results that are not as favorable as those seen in previous clinical trials.

Negative safety or efficacy results of current or future human clinical trials could require that we attempt to modify our products or technology to address these issues and there is no guarantee that any potential modifications would be able to be successfully developed.

If future human clinical trials of the EndoBarrier product do not meet the required clinical specifications or cause serious adverse or unexpected events, then these results could also materially impact product sales and reimbursement where we are currently selling our product, and could affect regulatory approvals and adoption in countries where our product is being or has been introduced or regulatory approvals to seek to expand the use of the EndoBarrier. If we are not able to adequately address any adverse or unexpected events through training, education, changes in product design or product claims, this may significantly impair the commercial prospects for the EndoBarrier.

In order to commercialize our products in the United States and certain other countries, we will need to obtain regulatory and other approvals. If we are unable to achieve or are delayed in achieving such approvals, this could have a significant effect on the time it takes to commercialize our technology in the United States and certain other countries.

At present, our only product that is approved for marketing and sale is the EndoBarrier, which has received CE Mark approval in the European Union and has been approved for inclusion on the Australian Register of Therapeutic Goods. There is no guarantee that we will obtain the necessary approvals from regulatory bodies, including the FDA in the United States, to commercialize the EndoBarrier or any of our other products. In the United States, there is no guarantee that the pivotal trial will be able to be completed in accordance with our anticipated timeline, that patients will be enrolled at acceptable rates or that clinical results obtained from the pivotal trial will be sufficient to obtain FDA approval to commercialize the EndoBarrier in the United States. The FDA could also request that we carry out additional lengthy and expensive clinical trials before the FDA allows us to submit for regulatory approval of the EndoBarrier, or our other products. The regulatory authorities in other countries may also require additional clinical trials. Necessary regulatory approvals could also be delayed, which could significantly impact our ability to achieve our timeline and commercialize our technology in the United States and other countries.

We have a history of net losses and we may never achieve or maintain profitability.

We are a medical device company with a limited history of operations and have only recently begun to commercialize our products. We have incurred net losses since our inception, including net losses of $26.8 million and $35.6 million for the fiscal years ended December 31, 2012 and 2013, respectively. As of December 31, 2013, our accumulated deficit was approximately $151.7 million. Although we have started to generate revenues from sales in Europe, South America and Australia, we expect to continue to incur operating losses for the foreseeable future as we incur costs, including those associated with building a sales and marketing organization to commercialize our products, conducting clinical trials to test our products, attempting to secure regulatory approvals for our products (in the United States and other countries) and increased costs associated with being a public company in the United States with equity securities listed on the Australian Securities Exchange.

We cannot predict the extent of our future operating losses and accumulated deficit, and we may never generate sufficient revenues to achieve or sustain profitability.

Claims that our current or future products infringe or misappropriate the proprietary rights of others could adversely affect our ability to sell those products and cause us to incur additional costs.

If any third-party intellectual property claim against us is successful, we could be prevented from commercializing the EndoBarrier or our other products.

There are numerous issued patents and pending patent applications in the United States and internationally that are owned by third parties and that contain patent claims in areas that are the focus of our product development efforts. We are aware of patents owned by third parties, to which we do not have licenses, that relate to, among other things, liner materials and anchoring. We have also employed individuals who were previously employed at other medical device companies, including competitors or potential competitors which may result in claims from third parties that we have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers of our employees.

In addition, because patent applications can take many years to issue, there may be currently-pending applications, unknown to us, which may later result in issued patents that pose a material risk to us.

We expect that we could be subject to third-party infringement claims if our product sales increase, the number of competitors grows and the functionality of products and technology in different industry segments overlap. Third parties may currently have, or may eventually be issued, patents on which our current or future technologies may infringe.

If we are unable to obtain, maintain and enforce intellectual property protection covering our products, others may be able to make, use, or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

Our commercial success is dependent in part on obtaining, maintaining and enforcing intellectual property rights, including patents, covering the EndoBarrier and our future products. If we are unable to obtain, maintain and enforce intellectual property protection covering our products, others may be able to make, use or sell products that are substantially the same as ours without incurring the sizeable development costs that we have incurred, which would adversely affect our ability to compete in the market.

Even if our patents are determined by a court to be valid and enforceable, they may not be sufficiently broad to prevent others from marketing products similar to ours or designing around our patents, despite our patent rights, nor may they provide us with freedom to operate unimpeded by the patent rights of others.

In addition to patented technology, we rely on a combination of non-patented proprietary technology, trade secrets, processes, procedures, technical knowledge and know-how accumulated or acquired since inception. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In order to preserve and enforce its patent and other intellectual property rights, we may need to make claims or file lawsuits against third parties. This can entail significant costs and divert management’s attention from developing and commercializing the EndoBarrier.

We rely on specialized suppliers for certain components in the manufacture of the EndoBarrier system.

We rely on specialized suppliers for several critical components of the EndoBarrier. Our reliance on third-party suppliers subjects us to risks that could harm our business, particularly with respect to the supply of critical components or processes. Although we believe that alternative suppliers are available, the process of identifying and qualifying new suppliers who can produce the components to our specifications could cause delays in the commercialization of our products.

The use, misuse or off-label use of our products by physicians may harm our image in the marketplace or result in injuries that lead to product liability.

We cannot prevent a physician from using the EndoBarrier for purposes outside of its approved and intended use, which is known as off-label use. If physicians attempt to use our products off-label, there may be an increased risk of adverse events. Further, the use of our products for uses other than those uses for which our products have been approved may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

Physicians may also misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability for us. Physicians may also treat patients from other countries where the product is not approved and the physician is then unable to properly monitor the patient’s progress. If we are deemed to have engaged in the promotion of any of our products for off-label use, we could be subject to action by regulatory authorities and the imposition of sanctions, which could also affect our reputation and position within the industry.

We may need substantial additional funding and may be unable to raise capital when needed.

As we have only recently commenced commercial sales of our products, we are only generating a small amount of revenue and are not cash flow positive or profitable. In 2013, our net revenue from product sales was approximately $2.3 million. To the extent that our existing capital is insufficient to meet our requirements (including the costs of commercializing our products, conducting clinical trials, obtaining regulatory approvals and investing in the expansion of our facilities) and cover any losses, we will need to raise additional funds through financings or borrowings. Failure to raise additional funds could delay, reduce or halt our commercialization and clinical trial efforts.

There is no assurance that additional funding will be available to us in the future or be secured on acceptable terms. If adequate funding is not available, we may be required to significantly reduce our operations, including our commercial activities and research and development programs. If adequate funds are not available, our business will be materially and adversely affected.

Product liability claims could damage our reputation or adversely affect its business or financial position.

We may be exposed to the risk of product liability claims, which are inherent in the design, manufacturing, marketing and use of medical devices and, in particular, implantable medical devices. We hold product liability insurance; however, adequate product liability insurance may not continue to be available on commercially-acceptable terms. Product liability claims may damage our reputation and, if our insurance coverage proves inadequate, may harm or destroy our business. Defending a suit, regardless of its merits, could be costly and could divert our management’s attention from our core business activities.

We have limited manufacturing capabilities and personnel and our manufacturing facilities are required to comply with regulatory requirements.

Completion of our current and future clinical trials and commercialization of our products require access to manufacturing facilities that meet applicable regulatory standards to manufacture a sufficient supply of our products. We currently manufacture the EndoBarrier at our facility in Lexington. Our lease for this property expires in December 2016 and while we believe we can acquire suitable alternative space, a disruption to manufacturing could adversely affect our business.

Suppliers of components, and products used to manufacture our products must also comply with applicable regulatory requirements. These often require significant time, resources, record-keeping and quality assurance efforts and subject us and our suppliers to potential regulatory inspections and stoppages. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored by regulatory authorities. Failure by us to comply with regulatory requirements or failure to take satisfactory corrective action in response to an adverse inspection, could result in enforcement actions that could disrupt manufacturing or sales of the EndoBarrier.

In order to manufacture the EndoBarrier in the quantities that we anticipate will be required to meet our clinical trial needs and market demand, we will need to increase production capacity and efficiency over current levels. There are significant technical and regulatory challenges to increasing production capacity and efficiency, and developing commercial-scale manufacturing facilities will require the investment of additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. If we are unable to manufacture a sufficient or consistent supply of the EndoBarrier or any other product we are developing, or if we cannot do so efficiently, our revenue, business and financial prospects would be adversely affected.

We may be unable to effectively manage our anticipated growth.

To manage continued growth and to commercialize our products, we will need to expand our operations (research and development, product development, quality, regulatory, manufacturing, sales, marketing and administrative). This expansion will place a significant strain on our management, infrastructure and operational and financial resources. Specifically, we will need to manage relationships with various persons and entities participating in our clinical trials, quality systems, manufacturers, suppliers and other organizations, including various regulatory bodies in the United States and other jurisdictions. We may not be able to implement the required improvements in an efficient and timely manner and may discover deficiencies in existing systems and controls. The failure to accomplish any of these tasks could materially harm our business and our ability to commercialize the EndoBarrier. As a result, our revenue, business and financial prospects would be adversely affected.

If we are unable to retain or hire key personnel, we may not be able to sustain or grow our business.

Our ability to operate successfully and manage our potential future growth depends significantly upon our ability to attract, retain and motivate highly-skilled and qualified research, technical, clinical, regulatory, sales, marketing, managerial and financial personnel. The competition for qualified employees in the medical device industry is intense and there are a limited number of persons with the necessary skills and experience.

Our performance is substantially dependent on our senior management and key technical staff to continue to develop and manage our operations. The loss or the inability to recruit and retain high-caliber staff could have a material adverse effect on us. We also rely on the technical and management abilities of certain key directors, key members of our executive team and employees, consultants and scientific advisers. The loss of any of these directors, members of the executive team, employees, consultants or scientific advisers could have an adverse effect on our business.

We will incur increased costs as a result of being a public company in the United States whose equity securities are listed on the Australian Securities Exchange and we have no experience as a public company.

As of December 31, 2013, as the number of holders of our shares exceeded the maximum number, we became subject to the periodic reporting requirements of the Exchange Act. Although the existing listing of our CDIs on the ASX requires us to file financial information and make certain other filings with the ASX, our status as a reporting company under the Exchange Act will cause us to incur additional legal, accounting and other expenses that we have not previously incurred, including costs related to compliance with the requirements of the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our shares of our Common Stock are publicly traded on the Australian Securities Exchange, or the ASX, in the form of CDIs. As a result, we must comply with the ASX Listing Rules. We have policies and procedures that we believe are designed to provide reasonable assurance of our compliance with the ASX Listing Rules. If, however, we do not follow those procedures and policies, or they are not sufficient to prevent non-compliance, we could be subject to liability, fines and lawsuits. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Investors could lose confidence in our financial reports, and the value of our CDIs may be adversely affected, if our internal controls over financial reporting are found not to be effective by management or by an independent registered public accounting firm or if we make disclosure of existing or potential significant deficiencies or material weaknesses in those controls.

As a public company in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Our first report on compliance with Section 404 is expected to be in connection with our financial statements for the year ending December 31, 2014. Additionally, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and a report on their evaluation of the operating effectiveness of our internal control over financial reporting. Our auditor’s first report on our compliance with Section 404 is expected to be in connection with our annual report on Form 10-K following the date on which we are no longer an emerging growth company. The controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are in the early stages of conforming our internal control procedures to the requirements of Section 404 and we may not be able to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion.

We continue to evaluate our existing internal controls over financial reporting against the standards adopted by the Public Company Accounting Oversight Board. During the course of our ongoing evaluation of the internal controls, we may identify areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review. Remediating any deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify may require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we implement to remedy any such deficiencies will effectively mitigate or remedy such deficiencies. The existence of one or more material weaknesses could affect the accuracy and timing of our financial reporting. Investors could lose confidence in our financial reports, and the value of our CDIs may be adversely affected, if our internal controls over financial reporting are found not to be effective by management or by an independent registered public accounting firm or if we make disclosure of existing or potential significant deficiencies or material weaknesses in those controls.

Fluctuations in foreign currency exchange rates could adversely affect our financial results.

As our activities produce revenues and incur expenses in a variety of different currencies, we are exposed to exchange rate risk which may affect our financial performance and position. Furthermore, some of our funds may be held in Australian dollars or other currencies, while our functional currency is U.S. dollars. We are not currently hedging against exchange rate fluctuations, and consequently we will be at the risk of any adverse movement in the U.S. dollar exchange rate if we exchange funds held in one currency into another currency.

Our shares of Common Stock, in the form of CDIs, are listed on the Australian Securities Exchange and priced in Australian dollars. However, our reporting currency is U.S. dollars. As a result, movements in foreign exchange rates may cause the price of our securities to fluctuate for reasons unrelated to our financial condition or performance and may result in a discrepancy between our actual results of operations and investors’ expectations of returns on our securities expressed in Australian dollars.

Risks Related to Our Industry

The medical device industry is subject to rapid technology change, which may result in obsolescence of our products.

The medical device industry is subject to rapid technology change. In order for us to remain competitive and to retain and build market share, we must continually develop new products as well as improve our existing ones. Accordingly, we must devote substantial resources to research, development and commercialization activities.

There can be no assurance that we will be successful in developing competitive new products and/or improving existing products so that such products remain competitive and avoid obsolescence. There can also be no assurance that any or all of our research and development projects for new products will result in commercial products, or that if such products are successfully designed and launched, they will be profitable.

Health care reform legislation could adversely affect our future revenue and financial condition.

In recent years, there have been numerous initiatives by governments throughout the world for comprehensive reforms affecting the delivery of and payment for health care. We cannot predict the changes that will be made and the effect such changes will have on the use of EndoBarrier. Decisions to increase or decrease treatments for type 2 diabetes and/or obesity could have a material impact on our business and results of operations.

New legislation in the United States has also been enacted that imposes additional reporting requirements, penalties and taxes on the medical device industry. While we have adopted comprehensive compliance programs to attempt to comply with these regulations, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our past or present operations, or those of our independent sales agents and distributors, are found to be in violation of any of such laws or any other applicable governmental regulations, we may be subject to penalties, including civil and criminal penalties, damages, fines or exclusion from health care reimbursement.

Pricing pressures in the health care industry could lead to further demands for price concessions, which could have an adverse effect on our business, financial condition or results of operations.

Due to the significant rise in health care costs over the past decade, numerous initiatives and reforms initiated by governments and third-party payers to curb these costs have resulted in difficulties in maintaining or raising the number and price of procedures. The increase in pricing pressure is driven by the competitive environment in the medical device industry as many larger companies cut prices as they struggle to retain market share.

The type 2 diabetes and obesity market has seen increasing resistance from payers with regard to local and national reimbursement coverage. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to exert downward pressure on the prices of our products and may adversely impact our business, financial condition or results of operations.

International operations subject us to certain operating risks, which could adversely impact our net revenues, results of operations and financial condition.

While our products are manufactured in the United States, sales of our products are currently only made in select markets in Europe, Australia, the Middle East and South America. As we seek to expand into the U.S. and additional foreign markets, we will be subject to new business risks, including failure to fulfill regulatory requirements on a timely basis, or at all, to market the EndoBarrier or other future products; difficulties in managing foreign relationships and operations, including relationships we establish with foreign partners, distributors, or sales or marketing agents; adapting to the differing laws and regulations, business and clinical practices, and patient preferences in various countries; difficulty in collecting accounts receivable and longer collection periods; costs of enforcing contractual obligations in foreign jurisdictions; recessions in relevant foreign countries; political instability and unexpected changes in diplomatic and trade relationships, currency exchange fluctuations and potentially adverse tax consequences.

The sale and shipment of our products across international borders, as well as the purchase of components and products from international sources, could subject us to extensive U.S. and other governmental trade, import and export, and custom regulations and laws. Compliance with these regulations is costly and exposes us to penalties for non-compliance.

Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, anti-boycott, anti-kickback, false claims and fraud laws, as well as laws protecting the confidentiality of patient health information. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways, including, but not limited to, civil and administrative penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities.

Manufacturing facilities for medical devices must comply with applicable regulatory requirements.

Completion of our current and future clinical trials and commercialization of our products requires access to manufacturing facilities that meet applicable regulatory standards to manufacture a sufficient supply of our products. Suppliers of components and products used to manufacture our products must also comply with applicable regulatory requirements, which often require significant time, money, resources and record-keeping and quality assurance efforts and subject us and our suppliers to potential regulatory inspections and stoppages.

Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by regulatory authorities. Failure by us to comply with regulatory requirements or failure to take satisfactory corrective action in response to an adverse inspection could result in enforcement actions, including a public warning letter, a shutdown of, or restrictions on, our manufacturing operations, delays in approving or clearing a product, refusal to permit the import or export of our products or other enforcement action.

Risks Related to Our CDIs and Our Common Stock

There is no current trading market for our Common Stock in the United States and no such market may develop.

Although our CDIs are currently listed on the ASX in Australia, there is not any current trading market for our CDIs or the underlying shares of Common Stock in the United States. In the future, we may seek to list our shares on a U.S. securities exchange; however, there is no certainty that we would be successful in achieving a listing. As a result, no trading market for our Common Stock may develop in the United States and you may not be able to transfer or resell your CDIs at their fair value, or at all.

We are eligible to be treated as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, (2) reduced disclosure obligations regarding executive compensation in this registration statement and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Common Stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Changes in economic conditions may adversely affect our business.

Changes in the general economic climate in which we operate may adversely affect our financial performance and the value of our assets. Factors that contribute to that general economic climate include:

•	contractions in the world economy or increases in the rate of inflation;

•	international currency fluctuations;

•	changes in interest rates;

•	new or increased government taxes or duties or changes in taxation laws; or

•	changes in government regulatory policy.

Stock market fluctuations may adversely affect the price of our CDIs.

There are a number of risks associated with any stock market investment. Our CDIs have been traded on the ASX since September 7, 2011. The price of our CDIs has been, and is likely to continue to be, volatile, which means that it could decline substantially within a short period of time. For example, our closing price per CDI has ranged from A$0.52 to A$1.16 in the period from September 7, 2011 to March 31, 2014. The value of the CDIs will be determined by the stock market and will be subject to a range of factors beyond our control. These factors include movements in local and international stock exchanges, local interest rates and exchange rates, domestic and international economic and political conditions, government taxation, market supply, competition and demand and other legal, regulatory or policy changes.

The trading volume of our CDIs is relatively low, which may result in reduced liquidity for our shareholders.

Our CDIs are only listed on the ASX and will not be listed for trading on any other securities exchanges in Australia, the United States or elsewhere. As such, there can be no guarantee that an active market in the CDIs will develop or continue, or that the market price of the CDIs will increase. If a market does not develop or is not sustained, it may be difficult for investors to sell their CDIs. Furthermore, the market price for CDIs may fall or be made more volatile because of the relatively low volume of trading in our securities. When trading volume is low, significant price movement can be caused by trading in a relatively small number of shares.

Sales of a substantial number of CDIs, or the perception that these sales may occur, could cause the market price of our CDIs to decline. Sales by our current shareholders of a substantial number of CDIs, or the expectation that such sales may occur, could significantly reduce the market price of our CDIs. We may also offer additional CDIs in subsequent offerings, which may adversely affect the market price for the CDIs.

Some of our current shareholders can exert control over us and may not make decisions that are in the best interests of all shareholders.

As of March 31, 2014, 6 shareholders and their affiliated entities owned approximately 52.5% of our outstanding shares of Common Stock, or held CDIs representing Common Stock, in the aggregate. As a result, these shareholders, if they act together, would be able to exert a significant degree of influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may harm the market price of the CDIs by delaying or preventing a change in control, even if a change is in the best interests of our other shareholders.

Provisions of our Certificate of Incorporation, our Bylaws and Delaware law could make an acquisition of us more difficult.

Certain provisions of our Certificate of Incorporation and Bylaws could discourage, delay or prevent a merger, acquisition or other change of control that our shareholders may consider favorable, including transactions in which our shareholders might otherwise receive a premium for their CDIs. These provisions could also limit the price that investors might be willing to pay in the future for the CDIs, thereby depressing the market price of the CDIs. Shareholders who wish to participate in these transactions may not have the opportunity to do so. A summary of these provisions is set out in Item 11. In addition, we are incorporated in the State of Delaware and, as such, are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large shareholders, in particular those owning 15% or more of the voting rights on our Common Stock, from merging or combining with us for a prescribed period of time.

We do not intend to pay cash dividends on our Common Stock in the foreseeable future.

We have never declared or paid any cash dividends on our shares, and we currently do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings to finance the development and expansion of our products and business. Accordingly, our shareholders will not realize a return on their investment unless the trading price of our CDIs appreciates.

We may be subject to arbitrage risks.

Investors may seek to profit by exploiting the difference, if any, in the price of our CDIs on the ASX and the price of our Common Stock available for sale in the United States, whether such sales would take place on a U.S. securities exchange or in the over-the-counter market or otherwise. Such arbitrage activities could cause our share price in the market with the higher value to decrease to the price set by the market with the lower value.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Our ability to utilize our federal net operating losses and federal tax credits may be limited under Sections 382 and 383 of the Internal Revenue Code. The limitations apply if an ownership change, as defined by Section 382, occurs. Generally, an ownership change occurs when certain shareholders increase their aggregated ownership by more than 50 percentage points over their lowest ownership percentage in a testing period (typically three years). We may already be subject to Section 382 limitations due to previous ownership changes. In addition, future changes in stock ownership may also trigger an ownership change and, consequently, a Section 382 limitation. Due to the significant complexity and cost associated with a change in control study, and the expectation of continuing to incur losses whereby the net operating losses and federal tax credits are not anticipated to be used in the foreseeable future, we have not assessed whether there have been changes in control since our formation. If we have experienced changes in control at any time since our formation, utilization of our net operating losses or research and development credit carryforwards would be subject to annual limitations under Section 382. Any limitation may result in expiration of a portion of the net operating loss or research and development credit carryforwards before utilization, which would reduce our gross deferred tax assets and corresponding valuation allowance. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset United States federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

Other general risks.

Our future viability and profitability is also dependent on a number of other factors that affect the performance of all industries and not just the medical device industry, including (but not limited to) the following:

•	financial failure or default by a party to any contract to which we are, or may become, a party;

•	insolvency or other managerial failure by any of the contractors that we use;

•	industrial disputes;

•	litigation;

•	natural disasters; and

•	acts of terrorism or an outbreak of international hostilities.

ITEM 2.	FINANCIAL INFORMATION.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected financial data for the periods, and as of the dates, indicated. You should read the following selected consolidated financial data in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this registration statement and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this registration statement.

We derived the consolidated statements of comprehensive loss data for the years ended December 31, 2013, 2012 and 2011, and the consolidated balance sheet data as of December 31, 2013 and 2012, from our audited consolidated financial statements that are included elsewhere in this registration statement. We have derived the consolidated statements of comprehensive loss data for the years ended December 31, 2010 and 2009 and the consolidated balance sheet data as of December 31, 2011, 2010 and 2009 from our audited consolidated financial statements not included in this registration statement. Our historical results are not necessarily indicative of our results to be expected in any future period.

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Loss Data:
Revenue	$2,255	$668	$234	$—	$—
Cost of revenue	2,492	1,358	709	—	—

Gross loss	(237)	(690)	(475)	—	—
Operating expenses:
Research and development	14,676	11,469	8,558	9,587	11,116
Sales and marketing	11,011	7,886	5,017	1,795	—
General and administrative	8,932	10,085	10,055	3,334	4,116

Total operating expenses	34,619	29,440	23,630	14,716	15,232

Loss from operations	(34,856)	(30,130)	(24,105)	(14,716)	(15,232)
Other income (expense):
Interest income	366	678	683	32	93
Interest expense	(5)	(8)	(180)	—	—
Foreign exchange (loss) gain	(955)	1,871	(3,261)	—	—
Remeasurement of warrant liability	(32)	822	505	—	—

Other income (expense), net	(626)	3,363	(2,253)	32	93

Loss before income tax expense	(35,482)	(26,767)	(26,358)	(14,684)	(15,139)
Income tax expense	(96)	(19)	—	—	—

Net loss	$(35,578)	$(26,786)	$(26,358)	$(14,684)	$(15,139)

Basic and diluted net loss per common share	$(0.53)	$(0.47)	$(1.29)	$(4.88)	$(5.07)

Weighted-average number of common shares used in basic and diluted net loss per common share	67,676,938	57,015,561	20,388,841	3,006,219	2,984,769

Comprehensive loss	$(35,578)	$(26,786)	$(26,358)	$(14,684)	$(15,139)

	December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and held to maturity securities	$58,616	$41,481	$66,152	$14,279	$29,877
Working capital (excluding deferred revenue)	62,110	42,080	66,541	13,351	26,848
Total assets	69,325	48,885	71,906	16,834	31,616
Deferred revenue	722	721	265	—	—
Long-term debt, including current portion	58	125	—	—	—
Warrant to purchase common stock	326	294	1,116	—	—
Total liabilities	6,940	7,177	6,355	3,019	3,396
Total stockholders’ equity	62,385	41,708	65,551	13,815	28,220

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this registration statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this registration statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Overview

We are a medical device company headquartered in Lexington, Massachusetts, that focuses on the development and commercialization of effective, non-surgical approaches for the treatment of type 2 diabetes and obesity. We have commercially launched our lead product, the EndoBarrier, which is now being sold in select markets in Europe and South America as well as in Australia and Israel. Where reimbursement is required for broad-based use, we are endeavoring to secure such reimbursement. In other countries where patients are more accustomed to paying for all or a majority of health care expenses, we are growing such markets or pursuing regulatory approvals.

Currently, we are focused on the commercial rollout of the EndoBarrier in selected countries in Europe and South America as well as in Australia and Israel. In 2013, we expanded to a total of 50 centers offering EndoBarrier Therapy, up from 28 centers at the end of 2012. Consistent with executing our commercial strategy during 2014 we expect to continue to drive broad-based market awareness among patients and physicians in our commercial geographies, continue to support increasing adoption of EndoBarrier Therapy at existing medical centers, and train doctors in new medical centers. To achieve broad-based clinical acceptance and commercial uptake, reimbursement coverage by health care insurers will be required in many markets; while in other markets, this is not the case because patients are accustomed to paying for all or a majority of their health care expenses themselves.

In certain geographies where reimbursement is necessary for clinical acceptance and commercial uptake, such as in Europe, we are already receiving partial reimbursement in certain markets at a local or national level, but we have not yet achieved full or national reimbursement in any market. In self-pay markets where we have regulatory approval, we are currently expanding both the product use per center and the number of centers, as well as seeking regulatory approval in other countries that we believe will have a large self-pay population, such as Brazil and India.

In the U.S., we have received approval from the FDA to commence our pivotal trial, which we began in 2013. The multi-center, randomized, double-blinded study will enroll 500 patients with uncontrolled type 2 diabetes and obesity at as many as 25 sites in the U.S. The primary endpoint is improvement in diabetes control as measured by HbA1c levels. Following completion of the trial, we intend to submit our results to the FDA seeking regulatory approval for commercial sale in the U.S.

For financial reporting purposes, we have one reportable segment which designs, manufactures and markets medical devices for the treatment of type 2 diabetes and/or obesity.

To date, we have devoted substantially all of our efforts to product commercialization, research and development, business planning, recruiting management and technical staff, acquiring operating assets, and raising capital. We have incurred significant operating losses since our inception in 2004. As of December 31, 2013, we had an accumulated deficit of approximately $151.7 million. We expect to incur net losses for the foreseeable future as we continue our clinical trials, continue research and development into product improvements and next generation products, enhance our infrastructure and expand commercial markets.

We have raised approximately $201.1 million through sales of our equity, which primarily consisted of approximately $76.1 million through the sale of convertible preferred stock to a number of U.S. venture capital firms, two global medical device manufacturers and individuals, approximately $72.5 million raised in September 2011 in our IPO and simultaneous private placement of CDIs to accredited investors in the U.S., and approximately $52.5 million raised in an offering of our CDIs to sophisticated, professional and accredited investors in Australia, the U.S. and certain other jurisdictions in July and August 2013. In connection with the IPO, all of our existing shares of preferred stock were converted into Common Stock.

In June 2011, we issued Convertible Term Promissory Notes to several of our shareholders totaling $6.0 million, which were repaid concurrent with the closing of our IPO.

Our corporate headquarters and manufacturing facility are located in Lexington, Massachusetts.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements prepared in accordance with generally accepted accounting principles in the U.S. The preparation of these financial statements requires us to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods and related disclosures. These estimates and assumptions, including those related to revenue recognition, inventory valuation, impairment of long-lived assets, income taxes including the valuation allowance for deferred tax assets, research and development and stock-based compensation are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on our historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.

We believe that our application of the following accounting policies, each of which require significant judgments and estimates on the part of management, are the most critical to aid in fully understanding and evaluating our reported financial results. Our significant accounting policies are more fully described in Note 2, “Summary of Significant Accounting Policies”, to our consolidated financial statements appearing elsewhere in this registration statement.

Revenue Recognition

We generate all of our revenue from sales of our EndoBarrier family of products to health care providers and third-party distributors who resell the product to health care providers.

We consider revenue to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recognized upon passage of title and risk of loss to customers, unless a consignment arrangement exists, and provided an estimate can be made for sales returns.

With respect to these criteria:

•	The evidence of an arrangement generally consists of a health care provider or distributor purchase order with the necessary approvals and acceptance by us.

•	Transfer of title and risk and rewards of ownership are passed to the health care provider or third-party distributor upon delivery of the products.

•	The selling prices for all sales are fixed and agreed with the health care provider or third-party distributor. Provisions for discounts and rebates to customers are established as a reduction to revenue in the same period the related sales are recorded.

•	When doubt exists about collectability from specific customers, we defer revenue from sales of products to those customers until payment is received.

In certain circumstances we allow customers to return expired, defective or nonconforming products. We base our estimate for sales returns upon historical trends and record the amount as a reduction to revenue upon the initial sale of the product. In the event we are unable to reasonably estimate future returns, we recognize revenue when the right of return lapses. We determined we had sufficient historical data on which to base an estimate of future product returns such that starting in the fourth quarter of 2013, we began to recognize revenue at the time of delivery net of these return estimates. Prospectively, we will continue to evaluate whether we have sufficient data to determine return estimates as we enter new markets.

We have certain relationships in which title to delivered product passes to a buyer, but the substance of the transaction is that of a consignment arrangement. In these cases, we recognize revenue based on payment from the customer, which indicates that the sale is complete. For these transactions, revenue recognition is deferred until the sale is complete.

Inventory

We state inventory at the lower of first-in, first-out cost or market. We record a provision for excess, expired, and obsolete inventory based primarily on estimates of forecasted revenues. A significant change in the timing or level of demand for products as compared to forecasted amounts may result in recording additional provisions for excess, expired, and obsolete inventory in the future. When capitalizing inventory, we consider factors such as status of regulatory approval, alternative use of inventory, and anticipated commercial use of the product.

Research and Development Costs

Research and development costs are expensed when incurred. Research and development costs include costs of all basic research activities as well as other research, engineering, and technical effort required to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include preapproval regulatory and clinical trial expenses.

Stock-Based Compensation

We account for stock-based compensation in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 718, Stock Compensation, or ASC 718, which requires that stock-based compensation be measured and recognized as an expense in the financial statements and that such expense be measured at the grant date fair value.

For awards that vest based on service conditions, we use the straight-line method to allocate compensation expense to reporting periods. The grant date fair value of options granted is calculated using the Black-Scholes option pricing model, which requires the use of subjective assumptions including volatility, expected term and the fair value of the underlying common stock, among others.

The assumptions used in determining the fair value of stock-based awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change, and we use different assumptions, our stock-based compensation could be materially different in the future. The risk-free interest rate used for each grant is based on a zero-coupon U.S. Treasury instrument with a remaining term similar to the expected term of the stock-based award. Because we do not have a sufficient history to estimate the expected term, we use the simplified method for estimating the expected term. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. Because there was no public market for our common stock prior to our IPO, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on that of publicly-traded peer companies, and we expect to continue to use this methodology until such time as we have adequate historical data regarding the volatility of our publicly-traded stock price. For purposes of identifying publicly-traded peer companies, we selected publicly-traded companies that develop, manufacture, and market medical devices, have operating businesses in the design and development of products that focus in the treatment of diabetes, and have sufficient trading history to derive a historic volatility rate. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. We also recognize compensation expense for only the portion of options that are expected to vest. Accordingly, we have estimated expected forfeitures of stock options based on our historical forfeiture rate, adjusted for known trends, and used these rates in developing a future forfeiture rate. Our forfeiture rates were 2.0% as of December 31, 2013, 2012 and 2011. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

Stock awards to non-employees are accounted for in accordance with ASC 505-50, Equity Based Payments to Non-Employees, or ASC 505-50. The measurement date for non-employee awards is generally the date performance of services required from the non-employee is complete. For non-employee awards that vest based on service conditions, we expense the value of the awards over the related service period, provided we expect the service condition to be met. We record the expense of services rendered by non-employees based on the estimated fair value of the stock option using the Black-Scholes option pricing model over the contractual term of the non-employee. The fair value of unvested non-employee awards are remeasured at each reporting period and expensed over the vesting term of the underlying stock options on a straight-line basis.

Foreign Currency Translation

The functional currency of GID Europe Holding B.V., GID Europe B.V., GID Germany GmbH and GI Dynamics Australia Pty Ltd is the U.S. dollar. Balance sheet accounts of our subsidiaries are translated into U.S. dollars using the exchange rate in effect at the balance sheet date while expenses are translated using the average exchange rate in effect during the period. Gains and losses arising from translation of our wholly owned subsidiaries’ financial statements are included in the determination of net loss.

Emerging Growth Company Status

The Jumpstart our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Results of Operations

The following is a description of significant components of our operations, including significant trends and uncertainties that we believe are important to an understanding of our business and results of operations.

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Revenue	$2,255	$668	$234
Cost of revenue	2,492	1,358	709

Gross loss	(237)	(690)	(475)

Operating expenses:
Research and development	14,676	11,469	8,558
Sales and marketing	11,011	7,886	5,017
General and administrative	8,932	10,085	10,055

Total operating expenses	34,619	29,440	23,630

Loss from operations	(34,856)	(30,130)	(24,105)
Other income (expense):
Interest income	366	678	683
Interest expense	(5)	(8)	(180)
Foreign exchange (loss) gain	(955)	1,871	(3,261)
Remeasurement of warrant liability	(32)	822	505

Other income (expense), net	(626)	3,363	(2,253)

Loss before income tax expense	(35,482)	(26,767)	(26,358)
Income tax expense	(96)	(19)	—

Net loss	$(35,578)	$(26,786)	$(26,358)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Years Ended December 31,		Change
	2013	2012	$	%
	(dollars in thousands)
Revenue	$2,255	$668	$1,587	237.6%
Cost of revenue	2,492	1,358	1,134	83.5%

Gross loss	$(237)	$(690)	$453	65.7%

Revenue. The increase in revenue of approximately $1.6 million for the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to increases in sales in Europe and South America of approximately 195% and 75%, respectively in those markets. Additionally, in the year ended December 31, 2013 we had revenue from sales in Australia and Israel with no corresponding sales in these countries in the prior year. In these markets, the increase in sales was the result of increased unit volume.

Cost of Revenue. The increase in cost of revenue of approximately $1.1 million for the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily related to the increase in sales in 2013 compared to 2012 and the expansion of manufacturing operations. The decrease in the gross loss for the year ended December 31, 2013 compared to the year ended December 31, 2012 was the result of improved utilization of our manufacturing infrastructure as we increased production volume two-fold to meet increased sales and clinical trial requirements.

Operating Expenses

	Years Ended December 31,		Change
	2013	2012	$	%
	(dollars in thousands)
Research and development expense	$14,676	$11,469	$3,207	28.0%
Sales and marketing expense	11,011	7,886	3,125	39.6%
General and administrative expense	8,932	10,085	(1,153)	(11.4)%

Total Operating Expenses	$34,619	$29,440	$5,179	17.6%

Research and Development Expense. The increase in research and development expense of approximately $3.2 million for the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to an increase of approximately $2.7 million in third-party expenses related to our U.S. pivotal trial, such as to our clinical research organization and to our clinical sites as we began enrolling patients at the beginning of 2013, and an increase of approximately $1.3 million in employee related compensation and benefits costs related to new hires made during 2012 and 2013 to support the clinical trial effort. These increases were partially offset by a decrease of approximately $1.1 million in product development expense as we focused our efforts on the U.S. pivotal trial.

Sales and Marketing Expense. The increase in sales and marketing expense of approximately $3.1 million for the year ended December 31, 2013 compared to the year ended December 31, 2012 was a result of our investment in building our commercial infrastructure in the United States, Europe and Australia, which includes sales, training, reimbursement and marketing. The increase was primarily a result of an increase of approximately $1.9 million in employee compensation and benefits costs, including stock compensation, related to new hires in the United States, Europe and Australia and an increase in approximately $1.0 million in marketing related costs to support our commercialization efforts.

General and Administrative Expense. The decrease in general and administrative expense of approximately $1.2 million for the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to a decrease of approximately $2.9 million in legal fees incurred in 2012, primarily associated with the successful settlement of our lawsuit with Gore in January 2013. This decrease was partially offset by an increase of approximately $1.2 million in employee compensation and benefit costs, primarily related to stock-based compensation expense and approximately $0.6 million in professional and consulting costs.

Other Income (Expense), Net

	Years Ended December 31,		Change
	2013	2012	$	%
	(dollars in thousands)
Other income (expense):
Interest income	$366	$678	$(312)	(46.1)%
Interest expense	(5)	(8)	3	37.5%
Foreign exchange (loss) gain	(955)	1,871	(2,826)	(151.0)%
Remeasurement of warrant liability	(32)	822	(854)	(103.9)%

Total other income (expense), net	$(626)	$3,363	$(3,989)	(118.6)%

Interest Income. The decrease in interest income of approximately $0.3 million for the year ended December 31, 2013 compared to the year ended December 31, 2012 was due to lower average cash and cash equivalents balances combined with lower average interest rates.

Interest Expense. The decrease in interest expense of approximately $3,000 for the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily the result of a reduction in debt due to payments made during the year.

Foreign Exchange (Loss) Gain. The decrease in foreign exchange gain of approximately $2.8 million for the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily the result of an approximately $0.8 million realized gain from the sale of Australian dollars for the year ended December 31, 2013 compared to an approximately $1.8 million realized gain from the sale of Australian dollars for the year ended December 31, 2012 and depreciation of the Australian dollar versus the U.S. dollar.

Remeasurement of Warrant Liability. The change in the remeasurement of warrant liability of approximately $0.9 million for the year ended December 31, 2013 compared to the year ended December 31, 2012 was the result of the increase in the fair value of the warrants issued in connection with the our initial public offering primarily as a result of the increase in the market value of the underlying shares of common stock.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Years Ended December 31,		Change
	2012	2011	$	%
	(dollars in thousands)
Revenue	$668	$234	$434	185.5%
Cost of revenue	1,358	709	649	91.5%

Gross loss	$(690)	$(475)	$(215)	(45.3)%

Revenue. The increase in revenue of approximately $0.4 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to an increase in sales in Europe and South America, with increases of approximately 206% and 131%, respectively in those markets. Additionally, there was revenue from sales in the Middle East in 2012 with no corresponding sales in 2011. In these markets, the increase in sales was the result of increased unit volume.

Cost of Revenue. The increase in cost of revenue of approximately $0.6 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily related to the increase in sales in 2012 compared to 2011. The increase in gross loss for the year ended December 31, 2012 compared to the year ended December 31, 2011 was the result of unabsorbed fixed manufacturing costs resulting from our investment in manufacturing infrastructure to support the expansion of our commercial activities combined with a relatively flat unit volume.

Operating Expenses

	Years Ended December 31,		Change
	2012	2011	$	%
	(dollars in thousands)
Research and development expense	$11,469	$8,558	$2,911	34.0%
Sales and marketing expense	7,886	5,017	2,869	57.2%
General and administrative expense	10,085	10,055	30	0.3%

Total Operating Expenses	$29,440	$23,630	$5,810	24.6%

Research and Development Expense. The increase in research and development expense of approximately $2.9 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to an increase of approximately $1.2 million in spending related to our clinical trials and studies. We initiated activities related to our U.S. pivotal trial during 2012 in preparation for enrolling patients in 2013.

Additional increases include approximately $1.2 million in employee related compensation and benefits costs related to new hires made during 2012 to support our clinical efforts and an increase of approximately $0.4 million in product development expense.

Sales and Marketing Expense. The increase in sales and marketing expense of approximately $2.9 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 was a result of our effort and investment in building our commercial infrastructure in the United States, Europe and Australia, which includes sales, training, reimbursement and marketing. This includes an increase of approximately $2.7 million in employee compensation and benefits costs, including stock compensation, related to our new hires in the United States, Europe and Australia.

General and Administrative Expense. The increase in general and administrative expense of approximately $30,000 for the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to an increase of approximately $1.3 million in employee related compensation and benefit costs, including stock based compensation expenses, an increase of approximately $0.8 million in costs associated with being a public company such as directors and officers insurance and an increase in facility related expenses of approximately $0.2 million. This was partially offset by a decrease of approximately $2.4 million in legal fees associated with our lawsuit with Gore, which was ultimately successfully settled in January 2013.

Other Income (Expense), Net

	Years Ended December 31,		Change
	2012	2011	$	%
	(dollars in thousands)
Other income (expense):
Interest income	$678	$683	$(5)	(0.7)%
Interest expense	(8)	(180)	172	95.6%
Foreign exchange gain (loss)	1,871	(3,261)	5,132	157.4%
Remeasurement of warrant liability	822	505	317	62.8%

Total other income (expense), net	$3,363	$(2,253)	$5,616	249.3%

Interest Income. The decrease in interest income of approximately $5,000 for the year ended December 31, 2012 compared to the year ended December 31, 2011 was due to lower average interest rates on higher average cash and cash equivalents balances.

Interest Expense. The decrease in interest expense of approximately $0.2 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily the result of the conversion of the convertible notes into shares of common stock related to our initial public offering in September 2011.

Foreign Exchange Gain (Loss). The increase in foreign exchange gain of approximately $5.1 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily the result of an approximately $1.8 million realized gain from the sale of Australian dollars for the year ended December 31, 2012 compared to a foreign exchange loss for the year ended December 31, 2011 resulting from a decrease in the value of the Australian dollar immediately after our initial public offering.

Remeasurement of Warrant Liability. The change in remeasurement of warrant liability of approximately $0.3 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 was the result of the decrease in the fair value of the warrants issued in connection with our initial public offering primarily as a result in the decrease of the market value of the underlying shares of common stock.

Liquidity and Capital Resources

We have incurred losses since our inception in March 2003 and, as of December 31, 2013, we had an accumulated deficit of approximately $151.7 million. We have financed our operations from a combination of sales of equity securities and issuances of convertible term notes. In June 2011, we generated approximately $6.0 million in net proceeds from the issuance of our Convertible Term Promissory Notes. In September 2011, we generated approximately $72.5 million in net proceeds from our initial public offering in Australia and simultaneous private placement in the U.S. In July and August 2013, we generated approximately $52.5 million in net proceeds from a private placement and share purchase plan of our common stock. As of December 31, 2013, we had approximately $58.6 million of cash and cash equivalents.

During the year ended December 31, 2013, our cash balance increased by approximately $17.1 million as a result of the proceeds of our private placement of approximately $52.5 million. This source of cash was partially offset as we made payments related to, among other things, research and development, sales and marketing, and general and administrative expenses as we continued to invest in our continued commercialization of EndoBarrier. We also invested approximately $1.2 million in capital expenditures.

The following table sets forth the major sources and uses of cash for each of the periods set forth below:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(34,152)	$(24,557)	$(27,023)
Investing activities	(1,196)	(427)	9,134
Financing activities	52,483	313	78,971

Net increase (decrease) in cash and cash equivalents	$17,135	$(24,671)	$61,082

Cash Flows From Operating Activities

Net cash used in operating activities totaled approximately $34.2 million for the year ended December 31, 2013. The primary uses of cash were to fund our net loss of approximately $35.6 million and changes in working capital of approximately $2.8 million resulting primarily from an increase in inventory and a decrease in accrued expenses. These uses of cash were partially offset by non-cash items of approximately $4.2 million, including approximately $3.7 million in stock-based compensation expense and approximately $0.4 million in depreciation and amortization expense.

Net cash used in operating activities totaled approximately $24.6 million for the year ended December 31, 2012. The primary use of cash was to fund our net loss of approximately $26.8 million. This use of cash was partially offset by an increase in working capital of approximately $0.2 million and non-cash items of approximately $2.0 million, including approximately $2.6 million in stock-based compensation expense and approximately $0.8 million in gain on remeasurement of warrant liability associated with the warrants issued in conjunction with our initial public offering.

Net cash used in operating activities totaled approximately $27.0 million for the year ended December 31, 2011. The primary uses of cash were to fund our net loss of approximately $26.4 million and a net increase in working capital of approximately $1.1 million resulting primarily from an increase in inventory, prepaid and other current assets, accounts payable and accrued expenses. These uses of cash were partially offset by a net increase in non-cash items of approximately $0.5 million, comprised of approximately $0.7 million in stock-based compensation expense, approximately $0.2 million in depreciation and amortization and an approximately $0.5 million in gain on remeasurement of warrant liability.

Cash Flows From Investing Activities

Cash used in investing activities for the year ended December 31, 2013 totaled approximately $1.2 million and resulted primarily from the purchase of property and equipment, primarily leasehold improvements for our new facility in Lexington, Massachusetts and software to improve our information technology infrastructure.

Cash used in investing activities for the year ended December 31, 2012 totaled approximately $0.4 million and resulted primarily from the purchase of property and equipment, primarily software to improve our information technology infrastructure.

Cash provided by investing activities for the year ended December 31, 2011 totaled approximately $9.1 million and resulted primarily from the sale and maturity of approximately $9.6 million in investment securities. This was partially offset by the purchase of approximately $0.4 million of investment securities.

Cash Flows From Financing Activities

Cash provided by financing activities for the year ended December 31, 2013 totaled approximately $52.5 million and resulted primarily from the net proceeds from our private placement and share purchase plan in the third quarter of 2013.

Cash provided by financing activities for the year ended December 31, 2012 totaled approximately $0.3 million and resulted primarily from cash provided by stock option exercises.

Cash provided by financing activities for the year ended December 31, 2011 totaled approximately $79.0 million and resulted primarily from approximately $72.5 million from the issuance of shares, primarily related to our initial public offering, approximately $6.0 million resulting from the issuance of convertible debt and approximately $0.5 million in cash provided by stock option exercises.

Funding Requirements

As of December 31, 2013 our primary source of liquidity was our cash and cash equivalents on hand of approximately $58.6 million. We believe our current cash balances, together with the net product revenues, will be sufficient to meet our anticipated cash requirements to fund our U.S. pivotal trial, further expand the commercialization of the EndoBarrier, invest in our manufacturing and supply chain infrastructure, and to fund our currently contemplated research and development efforts through at least January 2015.

Our forecast of the period of time through which our financial resources will be adequate to support our operations, fund our U.S. pivotal trial, and further expand the commercialization of the EndoBarrier are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this registration statement. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Due to the numerous risks and uncertainties associated with the development and commercialization of the EndoBarrier, we are unable to estimate precisely the amounts of capital outlays and operating expenditures necessary to complete the development of, and to obtain regulatory approval for, the EndoBarrier (other than in select markets in Europe, South America and Australia) for the U.S. and other markets for which we believe the EndoBarrier is suited. Our funding requirements will depend on many factors, including, but not limited to, the following:

•	the rate of progress and cost of our commercialization activities;

•	the expenses we incur in marketing and selling EndoBarrier;

•	the revenue generated by sales of EndoBarrier;

•	the success of our investment in our manufacturing and supply chain infrastructure;

•	the time and costs involved in obtaining regulatory approvals for EndoBarrier in new markets;

•	the success of our research and development efforts;

•	the emergence of competing or complementary developments; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We may, from time to time, consider additional funding through a combination of new collaborative arrangements, strategic alliances, and additional equity and debt financings or from other sources. We will continue to manage our capital structure and to consider all financing opportunities, whenever they may occur, that could strengthen our long-term liquidity profile. Any such capital transactions may or may not be similar to transactions in which we have engaged in the past. There can be no assurance that any such financing opportunities will also be available on acceptable terms, if at all.

Off–Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K) or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries.

Contractual Obligations and Commitments

Our most significant clinical trial expenditures are to our clinical research organizations. The contracts with clinical research organizations are cancellable, with notice, at our option and do not have any cancellation penalties. These items are not included in the table below.

Our commitments for operating leases relate to our lease of office, laboratory and manufacturing space in Lexington, Massachusetts and our leases for office space in Dusseldorf, Germany and in Baulkham Hills, Australia.

The following table summarizes our outstanding contractual obligations as of December 31, 2013:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$1,653	$433	$1,220	$—	$—

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements please refer to Note 2, “Summary of Significant Accounting Policies”, to our consolidated financial statements included in this registration statement.

Quantitative and Qualitative Disclosures About Market Risk

We develop, manufacture and sell EndoBarrier globally and our earnings and cash flows are exposed to market risk from changes in currency exchange rates and interest rates.

Interest Rate Sensitivity

Our cash and cash equivalents of $58.6 million at December 31, 2013 consisted of cash and money market funds, all of which will be used for working capital purposes. We do not enter into investments for trading or speculative purposes. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates in the United States and Australia. Because of the short-term nature of our cash and cash equivalents, we do not believe that we have any material exposure to changes in their fair values as a result of changes in interest rates. The continuation of historically low interest rates in the United States will limit our earnings on investments held in U.S. dollars.

Our debt bears interest at a fixed rate and therefore has minimal exposure to changes in interest rates.

Foreign Currency Risk

We conduct business in foreign countries. For U.S. reporting purposes, we translate all assets and liabilities of our non-U.S. entities at the period-end exchange rate and revenue and expenses at the average exchange rates in effect during the periods. The net effect of these translation adjustments is shown in the accompanying consolidated financial statements as a component of net loss.

We generate a significant portion of our revenue and collect receivables in foreign currencies. Fluctuations in the exchange rate of the U.S. dollar against major foreign currencies, including the Euro, British Pound and Australian dollar, can result in foreign currency exchange gains and losses that may significantly impact our financial results. These foreign currency transaction and translation gains and losses are presented as a separate line item on our consolidated statements of comprehensive loss. Continued fluctuation of these exchange rates could result in financial results that are not comparable from quarter to quarter. We do not currently utilize foreign currency contracts to mitigate the gains and losses generated by the re-measurement of non-functional currency assets and liabilities but do hold cash reserves in currencies in which those reserves are anticipated to be expended.

All of the proceeds from our 2011 and 2013 offerings were denominated in Australian dollars and as of December 31, 2013 we held approximately US$7.4 million denominated as Australian dollars. Accordingly, we have had and will continue to have exposure to foreign currency exchange rate fluctuations. A change of 10% or more in foreign currency exchange rates of the Australian dollar or the Euro would have a material impact on our financial position and results of operations if our revenue continues to be denominated in currencies other than the United States dollar or if we retain a substantial portion of our cash and cash equivalents in Australian dollars. For example during the three month period December 31, 2013, the Australian dollar depreciated from US$0.9396 to US$0.8948 resulting in an unrealized foreign exchange loss of approximately $0.3 million.

ITEM 3.	PROPERTIES.

On May 23, 2013, we entered into a Sublease Agreement with Cambridge Technology, Inc., as sublandlord for the sublease of the premises located at 25 Hartwell Avenue, Lexington, Massachusetts that we occupy and use for our office, engineering laboratory and manufacturing operations. The subleased premises are approximately 33,339 square feet and have been designed by us for office, laboratory and manufacturing operations, including our controlled environment assembly room. These premises have also been certified to the

ISO 13485:2003 medical device standard. The term of the sublease expires on December 31, 2016. There are no extension options. In the event that the lease was terminated early and provided there is sufficient notice, we believe we could find suitable alternative premises with no interruption in operations. If the lease is terminated without notice or the premises were severely damaged there could be an impact on our operations and potentially an interruption in manufacturing, while we relocated and arranged for certification of the new premises. We believe that these premises are suitable and adequate for our needs now and for the foreseeable future.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of March 31, 2014, information regarding beneficial ownership of our Common Stock, and Common Stock held as CDIs, by the following:

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of any class of our voting securities;

•	each of our directors;

•	each of our named executive officers; and

•	all current directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership generally includes voting or investment power of a security and includes shares underlying options that are currently exercisable or exercisable within 60 days of March 31, 2014. This table is based on information supplied by officers, directors and principal shareholders. Except as otherwise indicated, we believe that the beneficial owners of the CDIs and Common Stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

Percentage of ownership is based on 81,494,465 shares of outstanding Common Stock, or Common Stock equivalent CDIs, outstanding on March 31, 2014. Unless otherwise indicated, we deem shares subject to options that are exercisable within 60 days of March 31, 2014, to be outstanding and beneficially owned by the person holding the options for the purpose of computing percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person.

Because CDIs represent one-fifth of a share of our Common Stock, converting the number of CDIs owned by the person holding them into the equivalent number of shares of Common Stock may result in fractional shares of Common Stock. In the following table, the number of shares of Common Stock owned by each beneficial owner is rounded down to the nearest whole share of Common Stock.

Unless otherwise indicated in the table, the address of each of the individuals named below is: c/o GI Dynamics, Inc., 25 Hartwell Avenue, Lexington, Massachusetts 02421, U.S.A.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock
5% Shareholders
M&G and Affiliated Entities(1)	12,238,007	15.02%
Medtronic, Inc.(2)	7,823,088	9.60%
Advanced Technology Ventures and Affiliated Entities(3)	6,727,754	8.26%
Johnson & Johnson Development Corporation(4)	5,917,262	7.26%
Greenlight Capital, Inc. and Affiliated Entities(5)	5,660,377	6.95%
Domain Partners and Affiliated Entities(6)	4,453,537	5.46%

Directors and Executive Officers
Jack E. Meyer(7)	331,923	*
Stuart A. Randle(8)	2,708,054	3.26%
Timothy J. Barberich(9)	97,890	*
Graham J. Bradley, AM(9)	95,829	*
Michael A. Carusi(10)	6,799,263	8.34%
Anne J. Keating(9)	97,169	*
Robert W. Crane(11)	778,395	*
David Maggs(12)	134,543	*
Mark Twyman(13)	693,940	*
All directors and executive officers as a group (9 persons)(14)	11,737,006	13.84%

*	Indicates less than 1%.
(1)	Based upon the information provided by M&G to us on April 14, 2014, consists of 12,238,007 shares held by M&G Global Basics Fund which is managed by M&G Investment Management Limited. The address for M&G is Laurence Pountney Hill, London EC4R 0HH, England.
(2)	Based upon the information provided by our share registry to us on March 31, 2014, consists of 7,823,088 shares held by Medtronic, Inc. The address for Medtronic, Inc. is 710 Medtronic Parkway, Minneapolis, MN 55432.
(3)	Based upon the information provided by Advanced Technology Ventures to us on April 9, 2014, consists of (i) 5,409,678 shares held by Advanced Technology Ventures VII, L.P. (“ATV VII”), (ii) 217,088 shares held by Advanced Technology Ventures VII (B), L.P. (“ATV VII-B”), (iii) 104,346 shares held by Advanced Technology Ventures VII (C), L.P. (“ATV VII-C”), (iv) 32,239 shares held by ATV Entrepreneurs VII, L.P. (“ATV VII-E” and together with ATV VII, ATV VII-B, ATV VII-C, collectively referred to as the “ATV VII Entities”), (v) 903,442 shares held by Advanced Technology Ventures VI, L.P. (“ATV VI”), 57,666 shares held by ATV Entrepreneurs VI, L.P. (“ATV VI-E” and together with ATV VI, collectively referred to as the “ATV VI Entities”), and 3,295 shares held by ATV Alliance 2002, L.P. (“ATV Alliance”, which together with the ATV VI Entities and ATV VII Entities are collectively referred to as the “ATV Entities”). Voting and dispositive decisions of the ATV VII Entities are made by a board of six managing directors (the “ATV II Managing Directors”), including Michael Carusi (one of our directors), each of whom disclaims beneficial ownership of the shares held by the ATV VII Entities. Voting and dispositive decisions of the ATV VI Entities are made by a board of five managing directors (the “ATV VI Managing Directors”), including Michael Carusi (one of our directors), each of whom disclaims beneficial ownership of the shares held by the ATV VI Entities. Each of ATV VII Entities and ATV VI Entities disclaims beneficial ownership of any shares held by any of the ATV Entities. The address for Advanced Technology Ventures is 500 Boylston Street, Suite 1380, Boston, MA 02115.

(4)	Based upon the information provided by Johnson & Johnson Development Corporation to us on April 10, 2014, consists of 5,917,262 shares held by Johnson & Johnson Development Corporation. The address for Johnson & Johnson Development Corporation is 410 George Street, New Brunswick, NJ 08901.
(5)	Based upon the information provided by Greenlight Capital, Inc. in Form 604 filed with the ASX on August 14, 2013 consists of (i) 222,280 shares held by Greenlight Capital, L.P, (ii) 1,235,380 shares held by Greenlight Capital Qualified, L.P., (iii) 2,201,077 shares held by Greenlight Capital Offshore Partners, (iv) 814,740 shares held by Greenlight Reinsurance, Ltd., (v) 595,620 shares held by Greenlight Capital (Gold), L.P., and 591,280 shares held by Greenlight Capital Offshore Master (Gold), Ltd. The address for Greenlight Capital, Inc. is 140 East 45th Street, 24th Floor, New York, NY 10017.
(6)	Based upon the information provided by Domain Partners to us on April 24, 2014, consists of (i) 4,350,760 shares held by Domain Partners V, L.P. and (ii) 102,777 shares held by DP V Associates, L.P. One Palmer Square Associates V, L.L.C. is the general partner of Domain Partners V, L.P. and DP V Associates L.P. and has voting and dispositive power with respect to the shares. The managing members of One Palmer Square Associates V, L.L.C. consist of James C. Blair, Brian H. Dovey, Jesse I. Treu and Kathleen K. Schoemaker, each of whom disclaims beneficial ownership, except to the extent of their respective pecuniary interests. The address for Domain Partners is One Palmer Square, Suite 515, Princeton, NJ 08542.
(7)	Includes 114,342 shares subject to options exercisable within 60 days of March 31, 2014.
(8)	Includes 1,493,738 shares subject to options exercisable within 60 days of March 31, 2014. Does not include the vested shares of a stock option to purchase 133,982 shares of Common Stock and a restricted stock unit for 38,280 shares of Common Stock which were granted by the Board on January 22, 2014 and are subject to obtaining stockholder approval at the 2014 annual meeting as required by the ASX Listing Rules.
(9)	Includes 71,509 shares subject to options exercisable within 60 days of March 31, 2014.
(10)	Consists solely of the shares identified in footnote 3 and 71,509 shares subject to options exercisable within 60 days of March 31, 2014. Mr. Carusi is one of our directors and is a managing director of ATV Associates VII, L.L.C., the general partner of the funds affiliated with Advanced Technology Ventures, which exercises voting and dispositive power over these shares. Mr. Carusi disclaims beneficial ownership of the shares held by the ATV Entities, except to the extent of his proportionate pecuniary interest therein.
(11)	Includes 574,395 shares subject to options exercisable within 60 days of March 31, 2014.
(12)	Includes 134,543 shares subject to options exercisable within 60 days of March 31, 2014.
(13)	Includes 693,940 shares subject to options exercisable within 60 days of March 31, 2014.
(14)	Includes 3,296,994 shares subject to options exercisable within 60 days of March 31, 2014.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

Our directors and executive officers and their respective ages as of March 31, 2014 are as follows:

Name	Age	Position
DIRECTORS:
Jack E. Meyer(3)	70	Non-executive Chairman of the Board
Stuart A. Randle	54	President and Chief Executive Officer, Executive Director
Timothy J. Barberich(1)(2)	66	Non-executive Director
Graham J. Bradley, AM(1)	65	Non-executive Director
Michael A. Carusi(2)(3)	48	Non-executive Director
Anne J. Keating(1)(2)(3)	60	Non-executive Director

EXECUTIVE OFFICERS:
Stuart A. Randle	54	President and Chief Executive Officer, Executive Director
Robert W. Crane	55	Chief Financial Officer, Company Secretary and Treasurer
David Maggs, M.D.	53	Chief Medical Officer
Mark C. Twyman	53	Chief Commercial Officer

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating and corporate governance committee.

Directors

Set forth below is biographical information for our directors as well as the key experience, qualifications, attributes and skills that we believe such director brings to our Board.

Jack E. Meyer — Non-executive Chairman of the Board

Jack Meyer has served as a director of the Company since 2003 and as the Company’s chairman since June 2011. Mr. Meyer has nearly 40 years’ experience in the medical device, health care and medical technology industries including roles as chief executive officer and in sales and marketing, and has expertise in new medical technologies, commercialization, market expansion and corporate divestment, all of which make Mr. Meyer suited to serve on our Board.

Mr. Meyer was formerly the president and chief executive officer of Urologix, Inc., a NASDAQ-listed medical device company, from 1994 to 1998, where he was responsible for developing the company, entering into international distribution arrangements and completing several private and public financings. Mr. Meyer was also president and chief executive officer of Fiberoptic Sensor Technologies, Inc., which was acquired by C.R. Bard, from 1993 to 1994; president and chief executive officer of Carelink Corporation, which was acquired by Tokos Medical Corporation, from 1992 to 1993; executive vice president and chief operating officer of Quest Medical, Inc. from 1982 to 1991, and vice president sales and marketing of IVAC Corporation, which was acquired by Eli Lilly. Mr. Meyer also has served on the board of a number of private medical device companies and currently serves on the board of Minnetronix, Inc.

Mr. Meyer holds a Bachelor of Science and a Masters of Business Administration, each from Drake University.

Stuart A. Randle — President and Chief Executive Officer, Executive Director

Stuart Randle has served as a director of the Company since 2003 and as the Company’s president and chief executive officer since February 2004. Mr. Randle is responsible for managing all of our day-to-day operations, and developing and implementing the strategy approved by our Board. Mr. Randle has over 20 years’ experience in the life sciences industry in engineering, sales, marketing, senior management and leadership roles in developing companies and also divisions of major medical corporations, which enables him to provide valuable insights to the Board regarding a variety of business, management and technical issues.

Prior to joining the Company, Mr. Randle served as the president and chief executive officer of ACT Medical, Inc., an outsourcing company to the medical device, biotechnology and diagnostic industries, from 1998 to 2001, where he was responsible for restructuring and repositioning the company, establishing lower-cost manufacturing internationally, increasing earnings and completing a merger with MedSource Technologies, Inc. at a significant premium for shareholders. Prior to 1998, Mr. Randle was formerly corporate vice president and responsible for the northeastern region of the United States for Allegiance Healthcare Corporation, a medical device manufacturing and distribution company, spun off by Baxter International, Inc., where he led substantial improvements in divisional sales and profitability. Mr. Randle previously worked for Baxter Healthcare Corporation in roles including president, New England region, general manager of anesthesia, and various sales and marketing roles, Mr. Randle has also held various sales and engineering roles with Ingersoll-Rand Corporation. Mr. Randle was formerly a non-executive director of NASDAQ-listed Specialized Health Products International, Inc., which was acquired by C.R. Bard.

Mr. Randle is currently a non-executive director of a NYSE-listed medical device company, Teleflex, Inc., and also NASDAQ-listed Beacon Roofing Supply, Inc. In addition, he serves on the board of directors of the Advanced Medical Technology Association.

Mr. Randle earned a Masters of Business Administration from The Kellogg Graduate School of Management at Northwestern University and a Bachelor of Science in mechanical engineering from Cornell University.

Timothy J. Barberich — Non-executive Director

Timothy Barberich has been a director of the Company since June 2011. Mr. Barberich has nearly 40 years’ experience in pharmaceutical and medical device companies, in technical, sales, marketing and management positions, including as chief executive officer and chairman of the board. Mr. Barberich is the founder and former president, chief executive officer and chairman of Sepracor, Inc., a NASDAQ-listed pharmaceutical company based in Massachusetts, which was acquired by Dainippon Sumitomo Pharma Co., Ltd. in 2009. Mr. Barberich founded Sepracor in 1984 and served as its chief executive officer from 1984 to 2007 and chairman of the board from 1990 to 2007. From 2007 to 2008, Mr. Barberich served as executive chairman of Sepracor and then chairman of the board from 2008 to 2009. Mr. Barberich led Sepracor through its early-stage research and development, product approvals, commercialization, private financings and initial public offering, partnerships with major companies, several successful spin-outs and achievement of revenues in excess of $1 billion. Through his work at Sepracor, Mr. Barberich brings to our Board invaluable knowledge and experience of leading a company in the health care industry through every stage of its life cycle. Prior to founding Sepracor, Mr. Barberich spent 10 years as a senior executive at Millipore Corporation, a company that provides separations products to the life science research, pharmaceutical, biotechnology and electronic markets.

Mr. Barberich is currently chairman of BioNevia Pharmaceuticals, Inc. and is a director of HeartWare International, Inc., a NASDAQ-listed medical device company, and Verastem, Inc., a NASDAQ-listed biotechnology company. Mr. Barberich also serves on the board of several private companies including Tokai Pharmaceuticals, Inc. and Neurovance, Inc. Mr. Barberich was formerly a director of BioSphere Medical, Inc., a NASDAQ-listed biotechnology company, and Gemin X Biotechnologies, Inc. and Resolvyx Pharmaceuticals, which were acquired in 2011 and 2010, respectively.

Mr. Barberich holds a Bachelor of Science degree in Chemistry from Kings College in Pennsylvania and has taken graduate courses from the School of Chemistry at Rutgers University.

Graham J. Bradley, AM — Non-executive Director

Graham Bradley has served as a director of the Company since June 2011. Mr. Bradley has had an extensive career spanning a range of industries across the Australian economy including banking and finance, residential and commercial property, insurance, telecommunications, mining services, minerals and energy, medical research and the arts. From 1995 to 2003, Mr. Bradley was managing director of leading listed investment management and financial services group Perpetual Limited and during his eight-year tenure, Perpetual became one of Australia’s leading listed funds management and financial services groups. Mr. Bradley’s strong financial background provides financial expertise to our Board, including an understanding of financial statements, corporate finance, accounting and capital markets.

Mr. Bradley is currently chairman of ASX-listed companies Stockland Corporation Limited, where he was appointed to the board in 2004 and appointed Chairman in 2005, and Po Valley Energy Limited, where he was appointed to the board in 2004. Mr. Bradley also currently serves as chairman of HSBC Bank Australia Limited; Virgin Australia International Holdings Limited; chairman of the advisory board for Anglo American Australian Limited; a council member of the European Australian Business Council; the chairman and director of Energy Australia Holdings Limited and the chairman of Infrastructure New South Wales. From 2009 to 2011, Mr. Bradley served as the president of the Business Council of Australia, the preeminent business leadership organization in Australia representing some 120 of the largest businesses and employers. Mr. Bradley was a director of Garvan Institute for Medical Research, a leading Australian medical research organization, which includes a leading diabetes research group, for 10 years from 1999 to 2009 and also chaired the Garvan Foundation during this time. Mr. Bradley has held former roles including as chairman of Boart Longyear Limited and Proteome Systems Limited; and as a director of Singapore Telecommunications Limited, Queensland Investment Corporation and MBF Australia Limited. Prior to his role at Perpetual, Mr. Bradley was managing partner of the law firm Blake Dawson Waldron and a partner of McKinsey & Company.

Mr. Bradley holds a Bachelor of Arts and a Bachelor of Law with first class honors from the University of Sydney and a Masters of Law from Harvard University. Mr. Bradley is also a Fellow of the Australian Institute of Company Directors and was recognized as a Member of the Order of Australia in July 2009 for his services to business, the arts and medical research.

Michael A. Carusi — Non-executive Director

Michael Carusi has served as a director of the Company since 2003. Mr. Carusi has over 20 years’ experience in the life sciences and health care industry in business development, management consulting and venture capital roles. As a result of this experience, Mr. Carusi provides us with financial and management experience. Since 2012, Mr. Carusi has been a general partner of Lightstone Ventures, which is a venture capital firm focused on investments in the life sciences industry. Since October 1998, Mr. Carusi has been a general partner of Advanced Technology Ventures, or ATV, which is a venture capital firm focused on investments in the life sciences and technology sectors. In 2003, Mr. Carusi led the ATV investment in GI Dynamics.

Mr. Carusi is a director of private medical companies in which ATV has invested, including Altura Medical, Inc., EndoGastric Solutions, Inc., GluMetrics, Inc., PowerVision, Inc., Holaira, Inc., Second Genome, Inc., and Gynesonics, Inc. He is also a former director of ATV investee companies where he was responsible for investments and successful exits, including Ardian, Inc., which was acquired by Medtronic, Inc., Plexxikon, Inc., which was acquired by Daiichi Sankyo Co, Ltd, and MicroVention, which was acquired by Terumo Medical Corporation, and TranS1 (BAXS), which went public on NASDAQ in 2007. Prior to joining ATV, Mr. Carusi served as the director of business development for Inhale Therapeutic Systems, Inc., a pulmonary drug delivery company that listed on NASDAQ in 1994, where he led partnering activities in the U.S., Europe and Japan. Mr. Carusi was formerly a principal at The Wilkerson Group, a management consulting firm focused exclusively on health care. Mr. Carusi also serves as a lecturer at the Amos Tuck School of Business Administration at Dartmouth College where he also sits on the Tuck MBA Advisory Board. Previously, Mr. Carusi was a faculty member of the Stanford Biodesign Emerging Entrepreneurs Forum and an advisory board member of the UCSF/Berkeley Venture Innovation Program.

Mr. Carusi holds a Masters of Business Administration from the Amos Tuck School of Business Administration at Dartmouth College and a Bachelors of Science in mechanical engineering from Lehigh University.

Anne J. Keating — Non-executive Director

Anne Keating has served as a director of the Company since June 2011. Ms. Keating has had an extensive career in management and as a director of Australian companies, divisions of U.S. companies and not-for-profit organizations. Her extensive business and governance experience makes her qualified to sit on our Board.

Ms. Keating is currently a director of a number of ASX-listed companies in a range of different industries, including REVA Medical, Inc., a U.S.-based medical device company developing and commercializing bioresorbable stents for the treatment of coronary artery disease, Ardent Leisure Management Limited and Goodman Group Limited. Ms. Keating is a member of the Advisory Council of CIMB Australia.

Ms. Keating is also a director for the Garvan Institute of Medical Research and an Inaugural Governor for the Cerebral Palsy Alliance Research Foundation. From 1993 to 2001, Ms. Keating held the position of general manager, Australia for United Airlines and from 1994 to 1998 she was also a governor for the American Chamber of Commerce. She was also a delegate to the Australian/American Leadership Dialogue for 14 years. Ms. Keating was an inaugural board member of the Victor Chang Cardiac Research Institute for 10 years and also served on the board of NRMA Pty Ltd, Insurance Australia Group (IAG) for nine years and STW Ltd for 16 years. She has also held former directorships with Spencer Street Station Redevelopment Holdings Limited, Easy FM China Pty Ltd, Radio 2CH Pty Ltd and Workcover Authority of New South Wales.

Executive Officers

Set forth below is biographical information for our Executive Officers. The biography for Mr. Randle appears earlier in this registration statement.

Robert W. Crane — Chief Financial Officer, Company Secretary and Treasurer

Robert Crane has served as our chief financial officer since 2004, as our secretary since 2007 and our treasurer since 2012. Mr. Crane has nearly 30 years’ experience in the life sciences industry, including with public and private medical device, diagnostic and drug companies in the U.S. and Europe. Mr. Crane has experience in initial public offerings, other public and private financings, acquisitions, divestments, joint ventures and recapitalizations. Mr. Crane has served as chief financial officer at three U.S. public companies and a number of private companies including Sirtris Pharmaceuticals, Inc., which was acquired by GlaxoSmithKline Plc, I-STAT Corporation, Inc., which was acquired by Abbott Laboratories, Inkine Pharmaceutical Company, Inc., which was acquired by Salix, Inc., and Seragen, Inc., which was acquired by Ligand Pharmaceuticals, Inc. Mr. Crane was previously a partner in the venture capital firm Montgomery Ventures, and chairman of the American Bicycle Group. Mr. Crane was previously the chief financial officer of Microsulis Limited, a medical technology company incorporated in the United Kingdom. In 2007, Microsulis Limited and its subsidiaries entered into administration following a failed merger and withdrawal of a key investor.

Mr. Crane holds a Bachelor of Science in mechanical engineering from the Massachusetts Institute of Technology and a Masters of Business Administration from Stanford University.

David Maggs, M.D. — Chief Medical Officer

David Maggs has served as our chief medical officer since May 2013. Dr. Maggs has over 30 years’ of experience with expertise in diabetes, metabolic disorders and medical affairs. Prior to joining the Company, from 2000 to 2013 Dr. Maggs held positions of increasing responsibility, led numerous innovative collaborations and was directly engaged with the global diabetes and endocrine community at Amylin Pharmaceuticals. From 2010 to 2013, Dr. Maggs served as Amylin’s vice president, medical research and development, where he was integral to the development and commercialization of all three of the company’s marketed drugs – Symlin®, Bydureon® and Byetta®, the first amylin and GLP-1 receptor agonists respectively approved by the U.S. Food and Drug Administration for the treatment of diabetes. From 2009 to 2010, Dr. Maggs served as Amylin’s vice president of research and development strategic relations and from 2005 to 2009, he served as vice president, medical affairs. Prior to his Amylin tenure, Dr. Maggs served as director, diabetes and metabolism, for Parke-Davis (now Pfizer). Previously, he held faculty appointments at the Yale School of Medicine.

Dr. Maggs completed his original medical training and received his M.B.B.S. and M.R.C.P. degrees from Guys Hospital, University of London and the Royal College of Physicians in London.

Mark C. Twyman — Chief Commercial Officer

Mark Twyman has served as our chief commercial officer since November 2011. Mr. Twyman has over 25 years’ of experience in the health care industry, including senior level roles with drug, biotechnology and medical device companies in both a U.S. and international capacity. Prior to joining the Company, Mr. Twyman was the senior vice president and general manager of the Global Orthopedics Franchise, Genzyme Biosurgery from 2008 to 2011 where he led all marketing, sales, commercial operations and strategic planning activities for the franchise. From 2006 to 2008, Mr. Twyman was vice president and general manager at MedImmune, Inc. with global responsibility for the company’s flu franchise as well as playing key roles in multiple strategic corporate initiatives. Before joining MedImmune, during his 18 year tenure with Merck & Company, Mr. Twyman held a number of commercial and new market development roles in both the drug and vaccine divisions, including vice president of marketing, Global Pediatric Vaccine Franchise, Merck Vaccine Division.

Early in his career, Mr. Twyman also worked for Mellon Capital Markets as a member of the Healthcare and Higher Education Public Finance team.

Mr. Twyman holds a Masters of Business Administration from The Wharton School at The University of Pennsylvania and a Bachelor of Arts from Dickinson College.

ITEM 6.	EXECUTIVE COMPENSATION.

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the “Summary Compensation Table”, or our “named executive officers”, and all material factors relevant to an analysis of these policies and decisions. Our named executive officers for the fiscal year ended December 31, 2013 were:

•	Stuart A. Randle, our President and Chief Executive Officer;

•	Robert W. Crane, our Chief Financial Officer, Company Secretary and Treasurer;

•	David Maggs, M.D., our Chief Medical Officer; and

•	Mark C. Twyman, our Chief Commercial Officer.

Components of our Executive Compensation Program

The principal components of our executive compensation program are base salary, annual bonus, and long-term incentives. Our compensation committee believes that each component of executive compensation must be evaluated and determined with reference to competitive market data, individual and corporate performance, our recruiting and retention goals, internal equity and consistency, and other information we deem relevant. We believe that in the medical device industry, equity awards are a strong motivator in attracting and retaining executives, in addition to salary and cash incentive bonuses.

The terms of each named executive officer’s compensation are derived from the employment agreements or offer letters we have entered into with them as well as annual performance reviews conducted by our compensation committee, in the case of Mr. Randle, and by our compensation committee after obtaining Mr. Randle’s recommendations in the case of the other named executive officers. Annual base salary increases, equity awards and cash bonuses, if any, for Mr. Randle are reviewed and recommended to our Board by our compensation committee. Mr. Randle recommends annual base salary increases, equity awards and cash bonuses, if any, for the other named executive officers, which are reviewed and recommended to our Board by our compensation committee.

The components of our compensation package are as follows:

Base Salary

We provide base salaries for our executives to compensate them for their services rendered during the fiscal year. Base salary ranges for named executive officers are established based on their position and scope of responsibilities, their prior experience and training, and competitive market compensation data we review for similar positions in our industry.

Our compensation committee reviews base salaries annually as part of our performance management program. Base salaries may be increased for merit reasons, based on the executive’s success in meeting or exceeding individual performance objectives and an assessment of whether significant corporate and individual goals were achieved. Additionally, on the recommendation of our compensation committee, our Board may adjust base salaries throughout the year for promotions or other changes in the scope or breadth of an executive’s role or responsibilities.

Annual Bonus

An element of the cash compensation of our executive officers is an annual performance-based cash bonus award. An executive’s target bonus is generally determined as a percentage of base salary or as a fixed dollar amount to reward performance and retain employees in a competitive labor market. Bonuses are based on the achievement of significant company goals, including commercial, clinical, regulatory, research, development, financial and operational objectives, as well as the achievement of individual goals. For 2014, our named executive officers are eligible for annual performance-based cash bonus awards that are a pre-defined percentage of their base salary, which range between 30% and 45%. Our Board, on the recommendation of our compensation committee, may increase or decrease an executive’s bonus payment above or below the target based on its assessment of an executive’s individual performance during a given year.

Long-Term Incentives

Our equity-based long-term incentive program is designed to align executives’ long-term incentives with stockholder value creation. We believe that long-term participation by our executive officers in equity-based awards is an important factor in the achievement of long-term company goals and business objectives. Our 2003 Omnibus Stock Plan, which terminated in August 2011, allowed, and our 2011 Employee, Director and Consultant Equity Incentive Plan also allows, the grant to all employees, including our named executive officers, of stock options as well as other types of equity awards. We historically made an initial award of stock options to new employees and annual stock option grants as part of our overall compensation program. Annual grants of options to our named executive officers other than our chief executive officer have been recommended by the chief executive officer, reviewed by our compensation committee and approved by our Board. Annual grants of options to our chief executive officer have been made by our compensation committee and our Board. In addition, under Australian Securities Exchange Listing Rules, grants to directors are subject to shareholder approval and as a result, grants to our chief executive officer who is also an executive director, are subject to shareholder approval.

The market price for our Common Stock since the closing of our initial public offering on the ASX on September 7, 2011 is calculated based upon the closing price of our CDIs on the date of grant of the equity award multiplied by five (to account for the five CDIs that represent one share of our Common Stock) and converted to U.S. dollars by the exchange rate on the date of grant. Prior to our initial public offering, our Board determined the fair market value of our Common Stock in good faith based upon consideration of a number of relevant factors including our financial condition, the likelihood of a liquidity event, the prices at which our convertible preferred stock was sold, the enterprise value of comparable companies, our cash needs, operating losses, market conditions, material risks to our business and valuations obtained from independent valuation firms. All equity awards to our employees, consultants and directors were granted at no less than the fair market value of our Common Stock as determined in good faith by our Board on the date of grant of each award. See also our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

Initial Stock Option Awards

We typically make an initial award of stock options to new executives in connection with the commencement of their employment. These grants have an exercise price equal to the fair market value of our Common Stock on the grant date and vest as to 25% of the total shares on the first anniversary of the date of hire and in equal monthly increments thereafter for the next three years. The initial stock option awards are intended to provide the executive with incentive to build value in the organization over an extended period of time and to maintain competitive levels of total compensation. The size of the initial stock option award is determined based on numerous factors, including the executive’s skills and experience, the executive’s responsibilities, internal equity and an analysis of the practices of national and regional companies in the medical device industry similar to us.

Additional Equity Awards

Prior to our initial public offering, our practice has been to periodically make stock option awards at the time of significant company milestones as part of our overall performance management program. In the future, and subject to any shareholder approval requirement under the ASX Listing Rules, we expect to continue to make additional equity awards as part of our overall performance management program with the intent of making such grants concurrent with an annual performance review at the beginning of each fiscal year. Historically, we have granted stock option awards that have an exercise price equal to the fair market value of our Common Stock on the grant date and typically vest as to 2.083% of the total shares one month from the date of grant and in equal monthly increments thereafter for the next 47 months. We intend that the annual aggregate value of these awards will be set near competitive levels for companies represented in the compensation data we review. As is the case when the amounts of base salary and initial equity awards are determined, we conduct a review of all components of the executive’s compensation when determining annual equity awards to ensure that an executive’s total compensation conforms to our overall philosophy and objectives.

In 2013, however, only one grant was made to any of our named executive officers pursuant to this element of our compensation practice; we granted incentive stock options to our chief medical officer who joined us as a full-time employee in May 2013.

In 2013, our shareholders approved at our Annual General Meeting a grant to our chief executive officer that was made by our Board in 2012. See also the table entitled “Summary Compensation” and the notes to that table below for more information on the 2013 equity incentive grants made to our named executive officers.

We do not currently have any securities ownership requirements for our named executive officers.

Other Compensation

We maintain broad-based benefits and perquisites that are provided to all eligible employees, including health and dental insurance, life and disability insurance, 401(k) matching contributions and paid vacation.

Termination-Based Compensation

Upon termination of employment without cause or a resignation for good reason, our named executive officers are entitled to receive certain severance payments and other benefits. In determining whether to approve and in setting the terms of such severance arrangements, our compensation committee and our Board recognize that executives, especially highly-ranked executives, often face challenges securing new employment following termination. Severance amounts for termination without cause or a resignation for good reason is as follows: for our chief executive officer, total cash compensation over the prior 12 months; for our chief financial officer, chief medical officer and chief commercial officer, 12 months continuance of their base salary as of the date of termination.

In addition, we have agreed to continue to pay the fringe benefits available to our named executive officers immediately prior to their termination for the duration of their severance period, which is 12 months in the case of our chief executive officer, chief financial officer, chief medical officer and chief commercial officer.

All of our named executive officers’ employment agreements or offer letters, as applicable, also provide that 100% of any unvested stock options will immediately vest and become exercisable as of the consummation of a change in control in the Company. We believe that our named executive officers’ severance packages are in line with severance packages offered to senior executive officers of the companies of similar size to us in our industry.

Compensation Risk Consideration

Our compensation committee has reviewed our compensation policies as generally applicable to our employees and believes that our compensation programs are designed with an appropriate balance of risk and reward in relation to our overall business strategy and do not encourage excessive or unnecessary risk-taking behavior. In making this determination, we considered our pay mix, our base salaries and the attributes of our variable compensation programs, including our annual bonus plan and our equity programs, and our alignment with market pay levels and compensation program designs. Our compensation committee believes that the design of our executive compensation programs as outlined in the Compensation Discussion and Analysis above places emphasis on long-term incentives and competitive base salaries. Our compensation committee believes that this mix of incentives appropriately balances risk and aligns the executive officers’ motivations for our long-term success, including stock price performance. In addition, our system of internal control over financial reporting and code of conduct and ethics, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under any of our incentive plans.

Employment Agreements and Offer Letters

The following section summarizes the employment agreements and offer letters we have entered into with our named executive officers. For purposes of the employment agreements and offer letters, we use the following terms: (i) “cause” to mean termination of employment as a result of the employee’s conviction of a crime involving moral turpitude, any material act of dishonesty by the employee involving the Company or a breach by the employee of his or her obligations under the terms of the non-competition, non-solicitation or non-disclosure agreements with the Company; and (ii) “constructive termination” to mean a material diminution in the employee’s title, responsibilities or duties, a material breach of the offer letter by us, a material reduction in the employee’s compensation or the relocation of the Company’s office beyond a 25-mile radius from its current location.

Stuart A. Randle

In July 2011, we entered into an offer letter with Stuart A. Randle to serve as our president and chief executive officer. Mr. Randle’s agreement provides for, among other things: (i) an annual base salary of $365,000, subject to annual review, and (ii) eligibility to receive an annual bonus, if approved in the sole discretion of our Board, which bonus, if any, shall be paid within 45 days after the end of the fiscal year to which it relates. The most recent adjustment in February 2014 increased Mr. Randle’s annual salary to $462,000. We also agreed to reimburse Mr. Randle for reasonable out-of-pocket expenses he incurs in connection with his performance of services under this agreement. Furthermore, all of Mr. Randle’s outstanding stock options will vest immediately and be exercisable upon a change of control of the Company.

Either party may terminate the agreement for any reason upon 90 days’ prior notice to the other party. In the event the Company terminates Mr. Randle’s employment without cause, or Mr. Randle terminates his employment as a result of a constructive termination, we will pay Mr. Randle severance equal to (i) 12-month continuation based on his total cash compensation, including both base salary and cash bonus, if any, for the prior 12 months, and (ii) 12 months continuation of all fringe benefits being provided by the Company as of the date of termination.

Mr. Randle is also subject to a Nondisclosure, Nonsolicitation, and Noncompete Agreement in which he agreed, among other things, during the term of his employment and for one year thereafter not to engage in any competing activities with the business of the Company and not to recruit or solicit any of our employees, consultants, or customers during the term of his employment and for 18 months thereafter.

Robert W. Crane

In July 2011, we entered into an offer letter with Robert W. Crane to serve as our chief financial officer. Mr. Crane’s agreement provides for, among other things: (i) an annual base salary of $275,000, subject to annual review, and (ii) eligibility to receive an annual bonus, if approved in the sole discretion of our Board, which bonus, if any, shall be paid within 45 days after the end of the fiscal year to which it relates. The most recent adjustment in February 2014 increased Mr. Crane’s annual salary to $314,213. We also agreed to reimburse Mr. Crane for reasonable out-of-pocket expenses he incurs in connection with his performance of services under this agreement. Furthermore, all of Mr. Crane’s outstanding stock options will vest immediately upon a change of control of the Company.

Either party may terminate the agreement for any reason upon 90 days’ prior notice to the other party. In the event the Company terminates Mr. Crane’s employment without cause, or Mr. Crane terminates his employment as a result of a constructive termination, we will pay Mr. Crane severance equal to (i) 12 months of base salary continuance and (ii) 12 months continuation of all fringe benefits being provided by the Company as of the date of termination.

Mr. Crane is also subject to a Nondisclosure, Nonsolicitation, and Noncompete Agreement in which he agreed, among other things, during the term of his employment and for one year thereafter not to engage in any competing activities with the business of the Company and not to recruit or solicit any of our employees, consultants, or customers during the term of his employment and for 18 months thereafter.

David Maggs

In March 2013, we entered into an offer letter with David Maggs to serve as our chief medical officer. Dr. Maggs’s agreement provides for, among other things: (i) an annual base salary of $330,000, subject to annual review, and (ii) eligibility to receive an annual bonus, if approved in the sole discretion of our Board, which bonus, if any, shall be paid within 45 days after the end of the fiscal year to which it relates. The most recent adjustment in February 2014 increased Dr. Maggs’s annual salary to $339,900. In addition, Dr. Maggs is eligible for reimbursement of relocation expenses incurred within 18 months of his start date and reimbursement of temporary housing expenses through December 31, 2013. We also agreed to reimburse Dr. Maggs for reasonable out-of-pocket expenses he incurs in connection with his performance of services under this agreement. Furthermore, all of Dr. Maggs’s outstanding stock options will vest immediately upon a change of control of the Company.

Dr. Maggs also received an initial grant of incentive stock options to purchase 500,000 shares of our Common Stock at an exercise price of $3.08. These options were granted on May 20, 2013 pursuant to our 2011 Employee, Director and Consultant Equity Incentive Plan and vest according to the schedule described in “Initial Stock Option Awards” above.

Either party may terminate the agreement for any reason upon 90 days’ prior notice to the other party. In the event the Company terminates Dr. Maggs’s employment without cause, or Dr. Maggs terminates his employment as a result of a constructive termination, we will pay Dr. Maggs severance equal to (i) 12 months of base salary continuance and (ii) 12 months continuation of all fringe benefits being provided by the Company as of the date of termination.

Dr. Maggs is also subject to a Nondisclosure, Nonsolicitation, and Noncompete Agreement in which he agreed, among other things, during the term of his employment and for one year thereafter not to engage in any competing activities with the business of the Company and not to recruit or solicit any of our employees, consultants, or customers during the term of his employment and for 18 months thereafter.

Mark C. Twyman

In November 2011, we entered into an offer letter with Mark C. Twyman to serve as our chief commercial officer. Mr. Twyman’s agreement provides for, among other things: (i) an annual base salary of $300,000, subject to annual review, and (ii) eligibility to receive an annual bonus, if approved in the sole discretion of our Board, which bonus, if any, shall be paid within 45 days after the end of the fiscal year to which it relates. The most recent adjustment in February 2014 increased Mr. Twyman’s annual salary to $318,270. In addition, Mr. Twyman was eligible for two inducement bonuses of $50,000 each, one on each of the 12-month and 24-month anniversaries of his commencement of employment, provided that he remains an employee at each such date and subject to other terms. The inducement bonuses have not been paid and the Company is no longer obligated to pay the inducement bonuses. We also agreed to reimburse Mr. Twyman for reasonable out-of-pocket expenses he incurs in connection with his performance of services under this agreement. Furthermore, all of Mr. Twyman’s stock options will vest immediately upon a change of control of the Company.

Mr. Twyman also received an initial grant of incentive stock options to purchase 1,000,000 shares of our Common Stock at an exercise price of $4.57. These options were granted on November 28, 2011 pursuant to our 2011 Employee, Director and Consultant Equity Incentive Plan and vest according to the schedule described in “Initial Stock Option Awards” above.

Either party may terminate the agreement for any reason upon 90 days’ prior notice to the other party. In the event the Company terminates Mr. Twyman’s employment without cause or Mr. Twyman terminates his employment as a result of a constructive termination, we will pay Mr. Twyman severance equal to (i) 12 months of base salary continuance and (ii) 12 months continuation of all fringe benefits being provided by the Company as of the date of termination.

Mr. Twyman is also subject to a Nondisclosure, Nonsolicitation, and Noncompete Agreement in which he agreed, among other things, during the term of his employment and for one year thereafter not to engage in any competing activities with the business of the Company and not to recruit or solicit any of our employees, consultants, or customers during the term of his employment and for 18 months thereafter.

Summary Compensation Table

The following table shows the total compensation paid during the fiscal year ended December 31, 2013 to (1) our president and chief executive officer, (2) our two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2013, and (3) up to two additional executives who would have been among the three most highly compensated executive officers except for the fact that they were not serving as executive officers of the Company as of December 31, 2013.

Name and Principal Position	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)(1)		Non-equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Stuart A. Randle President and Chief Executive Officer	$416,667		$—	$—	$361,330	(3)	$127,575	$—	$12,483	(6)	$918,055
Robert W. Crane Chief Financial Officer	$298,063		$—	$—	$—		$79,451	$—	$12,483	(6)	$389,997
David Maggs Chief Medical Officer	$220,000	(4)	$—	$—	$907,000	(5)	$61,710	$—	$46,011	(7)	$1,234,721
Mark C. Twyman Chief Commercial Officer	$308,250		$—	$—	$—		$73,696	$—	$12,483	(6)	$394,429

(1)	The amounts in the “Option Awards” column represent the aggregate grant date fair value for option awards awarded during fiscal year 2013 computed in accordance with the provisions of FASB ASC Topic 718, Compensation — Stock Compensation, excluding the impact of estimated forfeitures related to service-based vesting conditions. A discussion of the assumptions used in determining grant date fair value may be found in “Note 9 — Stock Option Plans” in the notes to our Financial Statements included elsewhere in this Registration Statement.
(2)	Payments listed in the Non-equity Incentive Plan Compensation column reflect discretionary performance-based awards made by our Board for the named executive officers for fiscal year 2013 that were paid in February 2014.
(3)	Mr. Randle received an option grant for 230,000 shares of Common Stock that was awarded by our Board in 2012 and approved by our shareholders in 2013.
(4)	Dr. Maggs, our chief medical officer, was hired in May 2013. Dr. Maggs’s annualized salary was $330,000 for 2013.
(5)	Dr. Maggs received an initial stock option grant for 500,000 shares of Common Stock upon his commencement of employment in May 2013.
(6)	Consists of matching contributions made under our 401(k) plan, as well as premiums we paid for life insurance for the benefit of the named executive officer.
(7)	Consists of reimbursement of Dr. Maggs’s relocation expenses of $45,336 incurred in connection with the commencement of his employment with us in May 2013, as well as premiums we paid for life insurance for the benefit of Dr. Maggs. As set forth in Dr. Maggs’s offer letter, we have agreed to reimburse Dr. Maggs for his relocation and other expenses incurred in connection with the commencement of his employment.

Pension Benefits

We do not have any plans that provide for payments or other benefits at, following or in connection with the retirement of our employees, other than our 401(k) retirement plan which is available for all of our employees, including our named executive officers.

Non-qualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plan.

Director Compensation

The following table shows the total compensation paid during the fiscal year ended December 31, 2013 to each of our non-executive directors, which does not include Mr. Randle, who does not receive compensation for his service as a director:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Jack E. Meyer(1)	$76,000	$—	$—	$76,000
Timothy J. Barberich(2)	$63,000	$—	$—	$63,000
Graham J. Bradley, AM(2)	$65,000	$—	$—	$65,000
Michael A. Carusi(3)	$53,000	$—	$—	$53,000
Anne J. Keating(2)	$60,000	$—	$—	$60,000

(1)	Mr. Meyer was elected to our Board in 2003. As of December 31, 2013, Mr. Meyer held outstanding options to purchase 175,984 shares of our Common Stock.
(2)	Messrs. Barberich and Bradley and Ms. Keating were elected to our Board in June 2011. As of December 31, 2013, each of Messrs. Barberich and Bradley and Ms. Keating held outstanding options to purchase 130,000 shares of our Common Stock.
(3)	Mr. Carusi was elected to our Board in 2003. As of December 31, 2013, Mr. Carusi held outstanding options to purchase 130,000 shares of our Common Stock. Amounts for cash and option awards listed in the table above in the name of Mr. Carusi are paid to Advanced Technology Ventures.

In August 2011, our Board adopted a non-executive director compensation policy, pursuant to which the non-executive directors will be compensated for their service on our Board including as members of the various committees of our Board. The material terms of the policy are as follows:

•	each non-executive director will receive an annual fee of $50,000 payable for the director’s service during the year;

•	the chairman of our Board will receive an additional annual fee of $25,000 payable for that director’s service during the year;

•	each non-executive director who serves as either a member or chair of certain committees of our Board will receive an additional annual fee for their work on such committee as either a member or chair as follows:

•	audit committee: chair ($15,000) and member ($3,000);

•	compensation committee: chair ($10,000) and member ($2,000); and

•	nominating and corporate governance committee: chair ($5,000) and member ($1,000).

These fees will be payable quarterly in arrears as of the last day of each fiscal quarter. Each director is also entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of our Board and any committee on which he or she serves.

Each of our non-executive directors received an initial grant of non-qualified options to purchase 130,000 shares of our Common Stock at the initial public offering price of $6.02. These options were granted on August 1, 2011 and vest as to 20% of the shares on the first anniversary of the grant date and to an additional 1.667% of the total shares on the same day of each month thereafter until August 1, 2016, subject to the director’s continued service on our Board.

Each non-executive director, if any, whose service on our Board commences at or following our annual meeting of stockholders in 2013 shall be granted a non-qualified stock option to purchase 80,000 shares of our Common Stock under our 2011 Employee, Director and Consultant Equity Incentive Plan, which we refer to as the 2011 Stock Plan, on the date of his or her initial appointment or election to our Board. Each such option shall vest over three years from the date of the grant in (i) one installment of 33% of the shares on the first anniversary of the date of the grant and (ii) 24 substantially equal monthly installments thereafter, each subject to the non-executive director’s continued service on our Board.

Beginning in 2014, each non-executive director was to have been granted a non-qualified stock option to purchase 25,000 shares of our Common Stock under the 2011 Stock Plan each year at the meeting of our Board following the annual meeting of our stockholders; provided, that if there had not been an annual meeting of stockholders held by the first day of the third fiscal quarter, each non-executive director would receive a grant for such year on the first day of the third fiscal quarter of such year. Each such grant would vest over one year from the date of the grant in 12 substantially equal monthly installments thereafter, each subject to the non-executive director’s continued service on our Board. In January 2014, at the recommendation of our compensation consultant, the Board amended the non-executive director compensation policy to reflect that beginning in 2014, each non-executive director shall be granted a non-qualified stock option to purchase 10,000 shares of our Common Stock and a restricted stock unit for 10,000 shares of our Common Stock under the 2011 Stock Plan each year. Each such award shall vest over three years from the date of the grant in 36 substantially equal monthly installments thereafter, each subject to the non-executive director’s continued service on our Board. On January 22, 2014, the compensation committee approved, subject to obtaining stockholder approval, the grant of stock options to purchase an aggregate of 50,000 shares of our Common Stock and restricted stock units which, on vesting, would have entitled the non-executive directors to 50,000 shares of Common Stock under our 2011 Stock Plan in the amounts of a non-qualified stock option to purchase 10,000 shares of our Common Stock and a restricted stock unit for 10,000 shares of our Common Stock to each of Michael Carusi, Anne Keating, Timothy

Barberich, Graham Bradley, and Jack Meyer (the “Non-Executive Directors”) under our current non-executive director compensation program. On April 11, 2014, our Board, with the consent of each Non-Executive Director, rescinded these grants in their entirety.

As a result of our listing on the ASX, all equity grants to directors are subject to shareholder approval under the ASX Listing Rules.

Unless otherwise specified by our Board or the compensation committee at the time of grant, all options granted under this policy shall (i) have an exercise price equal to the fair market value of the Company’s Common Stock as determined pursuant to the 2011 Stock Plan on the date of grant and (ii) such options shall become exercisable in full immediately prior to a change of control of the Company. Our non-executive directors in Australia will also be subject to a six-month restriction on selling any of our Common Stock or CDIs following the exercise of their options.

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of three (3) non-executive directors: Mr. Timothy Barberich (Chair), Mr. Michael Carusi and Ms. Anne Keating. No member of the compensation committee is, or was formerly, one of our officers or employees. No interlocking relationship exists between our Board or our compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Certain Relationships and Related Party Transactions

There are no existing agreements or arrangements and there are no currently proposed transactions in which the Company was, or is to be, a participant, in which the amount involved exceeded or will exceed $120,000 and in which any current director, executive officer, beneficial owner of more than 5% of our Common Stock, or entities affiliated with them, had or will have a material interest, except that in September 2011, we entered into agreements with certain of our directors and substantial shareholders with respect to the conversion of the then existing preferred stock into Common Stock, the repayment of our outstanding convertible term notes and purchases of our CDIs by the note holders in our initial public offering on the Australian Securities Exchange.

Policies and Procedures for Review and Approval of Related Party Transactions

We have adopted a written policy and procedure for related party transactions. Our audit committee is responsible for reviewing and approving all transactions in which we are a participant and in which any parties related to us, including our executive officers, directors, beneficial owners of more than 5% of our Common Stock, immediate family members of the foregoing persons and any other persons whom the Board determines may be considered related parties of the Company, has or will have a direct or indirect material interest. The audit committee or its chairman, as the case may be, will only approve those related party transactions that are determined to be in, or are not inconsistent with, the best interests of the Company and its shareholders, after taking into account all available facts and circumstances as the audit committee or the chairman determines in good faith to be necessary. Transactions with related parties will also be subject to shareholder approval to the extent required by the ASX Listing Rules.

Corporate Governance

Our Board currently consists of six members: Jack E. Meyer; Stuart A. Randle; Timothy J. Barberich; Graham J. Bradley, AM; Michael A. Carusi and Anne J. Keating. Our Board has determined that all of our directors, other than Mr. Randle and Mr. Carusi are “independent.” We consider that a director is an “independent” director where that director is free from any business or other relationship that could materially interfere, or be perceived to interfere with, the independent exercise of the director’s judgment. We have assessed the independence of our directors regarding the requirements for independence that are set out in Principle 2 of the ASX Corporate Governance Principles. While we are not currently seeking a listing on NASDAQ or any other U.S. securities exchange and do not intend to do so in the foreseeable future, we have also assessed the independence of our directors with respect to the definition of independence prescribed by NASDAQ and the SEC. Although we may seek a listing on NASDAQ in the future, there is no guarantee that we will do so or that we will achieve a listing on NASDAQ or any other exchange in any particular timeframe or at all.

While Mr. Carusi is not considered to be an independent director of the Company under the ASX Corporate Governance Principles due to his relationship with one of our substantial shareholders, Mr. Carusi is considered to be an independent director under the rules of NASDAQ and the SEC.

ITEM 8.	LEGAL PROCEEDINGS.

We were engaged in litigation in the United States District Court for the District of Arizona, which we refer to as the Court. The litigation was brought by one of our suppliers, Gore, which supplied the material used to manufacture the liner used in our products (including in our lead product, the EndoBarrier).

Gore manufactures fluoropolymer products for use in electronics, medical products, and fabrics. Gore currently manufactures a range of medical devices and implants for use in vascular, cardiac, general surgery and orthopedic procedures.

Gore commenced proceedings against us in June 2010 pursuant to which it sought essentially the following declarations:

•	that it is the co-owner (i.e., the equal joint owner) of all of our patents and patent applications. This declaration was sought on the basis of claims by Gore pursuant to various contracts entered into between us and Gore, as well as claims of co-inventorship as to several of our issued patents; and

•	that the supply agreement entered into between us and Gore for the supply of the liner material described in Item 1 of this registration statement is void (thereby removing Gore’s obligation to supply us with the material necessary for the manufacture of our products).

Gore also sought declarations that our patent claims were invalid or not infringed by a prototype device developed by Gore. The claim seeking those declarations was dismissed by the Court. Gore also sought to recover from us its attorneys’ fees and costs associated with the litigation.

We strongly denied all of the claims made by Gore and also filed counterclaims against Gore, alleging misuse and misappropriation by Gore of our trade secrets, breach of confidence, breach of contract, unjust enrichment, misrepresentation, and unfair and deceptive trade practices. We also sought declarations that Gore is not the co-inventor or co-owner of any of our patents and that Gore should be required to pay our legal fees associated with the litigation.

We entered into a settlement agreement with Gore in January 2013. Under the settlement, we retain exclusive ownership and control of our patent portfolio, and we and Gore have dismissed all claims against each other. We also granted to Gore a non-exclusive, royalty-free license to use our patents, but only in the vasculature (i.e., blood vessels). Gore is not licensed to use our patents for any applications in the gastrointestinal tract, which is the area of the body in which our products are designed to be used. Neither we nor Gore are required to make any cash payments to the other, nor will any royalties be due.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

Our CDIs, each representing one-fifth of one share of our Common Stock, have been listed on the Australian Securities Exchange under the trading symbol “GID” since September 7, 2011. Prior to such time there was no public market for our securities. Our high and low sales prices on the ASX for the respective periods are shown below, both in Australian dollars per CDI and in U.S. dollars per share of Common Stock. All currency conversions are based on the prevailing Australian dollar to U.S. dollar exchange rate applicable on the relevant date as reported by the Reserve Bank of Australia.

Period	High per CDI (A$)	Low per CDI (A$)	High per share of Common Stock (US$)	Low per share of Common Stock (US$)
Fiscal Year 2014:
First Quarter	0.91	0.54	3.99	2.48

Fiscal Year 2013:
First Quarter	0.83	0.56	4.36	2.90
Second Quarter	0.70	0.55	3.69	2.57
Third Quarter	0.98	0.55	4.57	2.52
Fourth Quarter	0.86	0.64	4.15	2.84

Fiscal Year 2012:
First Quarter	1.16	0.82	6.17	4.30
Second Quarter	1.11	0.82	5.75	4.08
Third Quarter	0.95	0.69	5.00	3.57
Fourth Quarter	0.72	0.52	3.74	2.71

On March 31, 2014, the last reported sale price of our CDIs was A$0.57 per CDI, or $2.63 per share of Common Stock.

As of December 31, 2013, 10,134,547 of our shares were subject to outstanding options and warrants to purchase shares of Common Stock.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, a person who acquires our Common Stock in a transaction not registered under the Securities Act and has beneficially owned such shares for at least one year would be entitled to sell within any three-month period those shares subject to certain restrictions, including volume and manner of sale restrictions.

Under Rule 144(b) under the Securities Act, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell the shares without complying with the volume and manner of sale restrictions of Rule 144.

We believe that approximately 1,391,424 shares of our Common Stock outstanding were eligible for resale under Rule 144 as of March 31, 2014, subject to the volume and manner of sale restrictions thereof. As of March 31, 2014, the approximately 22,585,737 shares of our Common Stock sold in our 2013 private placement were not eligible for resale under Rule 144(b). Because our CDIs are freely tradable on the ASX, we cannot know the number of CDIs (or the number of shares convertible from the CDIs) that have been held for the required periods under Rule 144. However, we estimate that approximately 57,517,304 shares of our Common Stock may be eligible for resale under Rule 144.

Holders

As of March 31, 2014 we had 81,494,465 shares of Common Stock issued and outstanding with approximately 15 holders of record. The holders included CHESS Depositary Nominees Pty Limited, which held 80,103,041 shares of our Common Stock in the form of CDIs on behalf of the CDI holders; there were approximately 1,017 registered owners of our CDIs on March 31, 2014.

Dividends

We have never declared or paid any dividends on our share capital and do not currently anticipate declaring or paying dividends in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of the Board and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that the Board may deem relevant.

Equity Compensation Plan Information

The following table provides certain aggregate information with respect to all of the Company’s equity compensation plans in effect as of December 31, 2013.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights(2)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans(1)
Equity compensation plans approved by security holders	9,634,547	$2.59	4,777,156
Equity compensation plans not approved by security holders	—	—	—

Total	9,634,547	$2.59	4,777,156

(1)	Consists of 4,777,156 shares of our Common Stock available for future issuance under our 2011 Employee, Director and Consultant Equity Incentive Plan, no shares of our Common Stock available for future issuance under our 2003 Omnibus Stock Plan.
(2)	Includes options to purchase 183,716 shares of our Common Stock issued under our 2011 Employee, Director and Consultant Equity Incentive Plan and 4,502 shares of our Common Stock issued under our 2003 Omnibus Stock Plan that were cancelled after December 31, 2013.

Summary Description of the Company’s Non-Stockholder Approved Equity Compensation Plans

None.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2011, we have issued the following securities that were not registered under the Securities Act:

•

On June 27, 2011, we entered into a Bridge Financing Facility with several of our then existing shareholders to provide convertible note funding of up to $15.0 million, and on June 27, 2011, we issued convertible term promissory notes for an aggregate of $6.0 million in principal under the this facility. The sale of these convertible term promissory notes were exempt from registration pursuant to Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act. The

principal and accrued interest of the convertible term promissory notes, which together totaled $6.2 million were repaid concurrent with the closing of our initial public offering described below.

•	In connection with our initial public offering in Australia, on September 7, 2011, we issued 39,176,549 CDIs. The aggregate offering proceeds for this issuance was $45.7 million (A$43.1 million), and we incurred sales commissions of approximately $5.1 million (A$4.8 million). Our lead manager was Inteq Limited. The sales of these CDIs were exempt from registration pursuant to Regulation S promulgated under the Securities Act. In addition, we granted warrants to purchase a total of 500,000 shares of our Common Stock at an exercise price of A$5.50 per share, which was the offer price, to the underwriters of the initial public offering.

•	Also on September 7, 2011, we issued 33,826,796 CDIs, for an aggregate consideration of approximately $39.4 million (A$37.2 million), in a private placement in the United States. Our sole placement agent was Lazard Capital Markets, LLC, and we incurred sales commissions of $77,000. The sales of these CDIs were exempt from registration pursuant to Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

•	In connection with a private placement, on July 9, 2013, we issued 71,833,628 CDIs. The aggregate offering proceeds for this issuance was $34.8 million (A$38.1 million), and we incurred sales commissions of $1.4 million (A$1.6 million). Our lead placement agent was Bell Potter and CIBC and Lazard Capital Markets, LLC served as co-placement agent. The sales of these CDIs were exempt from registration pursuant to Regulation S promulgated under the Securities Act.

•	In connection with a share purchase plan, on August 5, 2013, we issued 4,438,120 CDIs. The aggregate offering proceeds for this issuance was $2.1 million (A$2.4 million). The sales of these CDIs were exempt from registration pursuant to Regulation S promulgated under the Securities Act.

•	In connection with a private placement, on August 8, 2013, we issued 36,656,937 CDIs. The aggregate offering proceeds for this issuance was $17.7 million (A$19.4 million), and we incurred sales commissions of $0.4 million (A$0.5 million). Our lead placement agent was Bell Potter and CIBC and Lazard Capital Markets, LLC served as co-placement agent. The sales of these CDIs were exempt from registration pursuant to Regulation S promulgated under the Securities Act.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

General description of share capital

Shares — We are authorized to issue 130,000,000 shares of Common Stock ($0.01 par value per share), 10,000,000 Class B Common Stock ($0.01 par value per share) and 5,000,000 shares of preferred stock ($0.01 par value per share). None of the preferred stock is currently outstanding. The Board may establish the rights and preferences of the preferred stock from time to time, subject to compliance with the ASX Listing Rules and Delaware General Corporation Law.

Preferred Stock — The Board has the authority, subject to the ASX Listing Rules and Delaware General Corporation Law, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series and to fix the terms, limitations, voting rights, relative rights and preferences and variations of each series without shareholder approval. Although we have no present plans to issue any shares of preferred stock, the issue of shares of preferred stock, or the issue of rights to subscribe for such shares, could, subject to the ASX Listing Rules, decrease the amount of earnings and assets available for distribution to our shareholders, could adversely affect the rights and powers, including voting rights, of our Common Stock and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Options — We have reserved an aggregate of 13,095,135 shares of Common Stock for issue under our 2011 Employee, Director and Consultant Equity Incentive Plan, which is subject to increase on an annual basis pursuant to the terms of the 2011 Employee, Director and Consultant Equity Incentive Plan. In addition, we have reserved an aggregate of 3,113,329 shares of Common Stock for issue under our 2003 Omnibus Stock Plan, which is not subject to increase, as no additional awards will be made under the 2003 Omnibus Stock Plan. Shares of Common Stock that cease to be reserved under the 2003 Omnibus Stock Plan will automatically become available for issue under the 2011 Employee, Director and Consultant Equity Incentive Plan.

Class B Common Stock — We have authorized an additional class of common stock designated as Class B Common Stock in order to cater to the requirements of the ASX Listing Rules so far as they apply to escrowed securities. In the event that holders of Common Stock, who are subject to the ASX-imposed escrow, breach the terms of their escrow agreement or the ASX Listing Rules as they apply to escrowed securities, their shares of Common Stock will be automatically converted into Class B Common Stock until the earlier to occur of the expiration of the escrow period or the breach being rectified. Shares of Class B Common Stock are identical to and rank equally with the shares of Common Stock, except that they have no voting or distribution rights.

Voting

At a meeting of the Company, every holder of Common Stock present in person or by proxy, is entitled to one vote for each share of Common Stock held on the record date for the meeting on all matters submitted to a vote of our shareholders. Holders of Common Stock do not have cumulative voting rights.

Dividends

Subject to preferences that may be applicable to any shares of preferred stock on issue in the Company, shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of funds legally available for dividend payments.

Rights attaching to Common Stock

Shareholders have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

In the event of any liquidation, dissolution or winding-up of our affairs, shareholders will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of shares of preferred stock on issue, if any.

Registration of Shares underlying Options

We ultimately intend to register all of the shares of Common Stock that may be issued on exercise of options under the 2003 Omnibus Stock Plan and the 2011 Employee, Director and Consultant Equity Incentive Plan by filing a Form S-8 with the SEC. We will only be able to do so once this registration statement has become effective. Following the filing and effectiveness of the Form S-8, all shares of Common Stock issued on exercise of options will generally be available for resale under U.S. federal securities rules.

Anti-takeover provisions of Delaware Law, Certificate of Incorporation and Bylaws

As a foreign company registered in Australia, we will not be subject to Chapters 6A, 6B and 6C of the Australian Corporations Act dealing with the acquisition of shares.

Provisions of the Delaware General Corporation Law, our Certificate of Incorporation and our Bylaws could make it more difficult to acquire us by means of a tender offer (takeover), a proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with the Board. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware anti-takeover statute — Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years following the time the person became an interested shareholder, unless the business combination or the acquisition of shares that resulted in a shareholder becoming an interested shareholder is approved in a prescribed manner. A “business combination” can include a merger, asset or share sale or other transaction resulting in a financial benefit to an interested shareholder. Generally, an interested shareholder is a person who, together with its affiliates and associates, owns (or within three years prior to the determination of interested shareholder status did own) 15% or more of a corporation’s voting shares. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for our Common Stock held by shareholders.

Classified board — Our Certificate of Incorporation and Bylaws provide that the Board is divided into three classes, each comprised of two directors.

Directors for each class will be eligible for re-election at our annual meeting held in the year in which the term for that class expires and, if re-elected, will serve for a term of three years. The election of directors will be determined by a plurality of the votes cast by the shareholders entitled to vote at the election. Under this mechanism, shareholders are effectively not provided with the option to vote ‘against’ the proposed resolutions to re-elect directors. The two nominees receiving the highest number of ‘for’ votes will be elected as directors. Shareholders who withhold their vote or vote against a director being re-elected would not be counted as votes cast and have no effect on the re-election of directors.

Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of directors — Our Bylaws provide that shareholders may only remove directors with cause.

Amendment — Our Certificate of Incorporation and Bylaws provide that the affirmative vote of the holders of at least a majority of our voting shares is required to amend either of these documents.

Size of the Board and Board vacancies — Our Certificate of Incorporation and Bylaws provide that the number of directors on the Board is to be fixed exclusively by the Board. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies will be filled by a majority of the remaining directors in office, unless otherwise required by law or by resolution of the Board.

Special shareholder meetings — Our Certificate of Incorporation and Bylaws provide that special meetings of shareholders may be called by either a majority of the Board or by the holders of at least a majority of our voting shares.

Requirements for advance notification of shareholder nominations and proposals — Our Bylaws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Board or a committee of the Board.

No cumulative voting — The Delaware General Corporation Law provides that shareholders are denied the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

Undesignated preferred stock — The authority possessed by the Board (subject to the ASX Listing Rules and Delaware General Corporation Law) to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may (subject to the ASX Listing Rules and Delaware General Corporation Law) issue preferred stock with conversion rights that, if exercised, could adversely affect the voting power of the shareholders.

Authorized but unissued shares — Subject to the limitations on the issue of securities under the ASX Listing Rules and Delaware General Corporation Law, our authorized but unissued common stock and preferred stock will be available for future issue without shareholder approval. We may use additional shares of Common Stock for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued common stock and preferred stock could render more difficult, or discourage, an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

CHESS Depositary Interests, or CDIs

In order for our Common Stock to trade electronically on ASX, we participate in the electronic transfer system known as CHESS operated by ASX Settlement.

CHESS cannot be used directly for the transfer of securities of companies domiciled in certain foreign jurisdictions, such as the U.S. Accordingly, to enable our Common Stock to be cleared and settled electronically through CHESS, we issue depositary interests called CHESS Depositary Interests, or CDIs.

CDIs confer the beneficial ownership in foreign securities such as the Common Stock on the CDI holder, with the legal title to such Common Stock being held by an Australian depositary entity. We have appointed CDN, a subsidiary of ASX, to act as our Australian depositary. Accordingly, by completing an Application Form, an Applicant will apply for shares of Common Stock to be issued to CDN, which will in turn issue CDIs to the Applicant.

Each CDI holder will receive a holding statement which sets out the number of CDIs held by the CDI holder and the reference number of the holding. These holding statements will be provided to a holder when a holding is first established and where there is a change in the holdings of CDIs.

We will operate a certificated register of Common Stock in the U.S. and an uncertificated issuer sponsored sub-register of CDIs and an uncertificated CHESS sub-register of CDIs in Australia. Our issuer-sponsored sub-register will be maintained by Link Market Services Limited. The certificated register is the register of legal title (and will reflect legal ownership by CDN of the shares of Common Stock underlying the CDIs) and the two uncertificated sub-registers combined will make up the register of beneficial title of the shares of Common Stock underlying the CDIs.

A summary of the rights and entitlements of CDI holders in the Company and CDI holders generally is set out below. Further information about CDIs is available from ASX, any stockbroker or our share registry.

CDI: Common Stock ratio

Each CDI represents an interest in one-fifth of a share of Common Stock.

Voting

If holders of CDIs wish to attend and vote at our general meetings, they will be able to do so. Under the ASX Listing Rules, we, as an issuer of CDIs, must allow CDI holders to attend any meeting of the holders of shares of Common Stock unless relevant U.S. law at the time of the meeting prevents CDI holders from attending those meetings.

In order to vote at such meetings, CDI holders have the following options:

(a) instructing CDN, as the legal owner, to vote the shares of Common Stock underlying their CDIs in a particular manner. A voting instruction form will be sent to CDI holders with the notice of meeting or proxy statement for the meeting and this must be completed and returned to our share registry prior to the meeting;

(b) informing us that they wish to nominate themselves or another person to be appointed as CDN’s proxy with respect to their shares of Common Stock underlying the CDIs for the purposes of attending and voting at the general meeting; or

(c) converting their CDIs into a holding of shares of Common Stock and voting these at the meeting (however, if thereafter the former CDI holder wishes to sell their investment on ASX it would be necessary to convert the shares of Common Stock back to CDIs). In order to vote in person, the conversion must be completed prior to the record date for the meeting. See below for further information regarding the conversion process.

As holders of CDIs will not appear on our share register as the legal holders of the shares of Common Stock, they will not be entitled to vote at our shareholder meetings unless one of the above steps is undertaken. Proxy forms, CDI voting instruction forms and details of these alternatives will be included in each notice of meeting sent to CDI holders by us.

Converting from a CDI holding to a direct holding of shares of Common Stock

CDI holders who wish to convert their ASX listed CDIs to shares of Common Stock can do so by instructing our share registry either:

•	directly in the case of CDIs on the issuer sponsored sub-register operated by us. CDI holders will be provided with a “Notice of Transmutation” for completion and return to our share registry; or

•	through their sponsoring participant (usually their broker) in the case of CDIs which are sponsored on the CHESS sub-register. In this case, the sponsoring broker will arrange for completion of the relevant form and its return to our share registry.

Our share registry will then arrange for the shares of Common Stock to be transferred from CDN into the name of that holder and a new share certificate will be issued. This will cause the shares of Common Stock to be registered in the name of the holder on our share register and trading on ASX will no longer be possible. The shares of Common Stock are not and will not in the near future be quoted on any market in the U.S. Any shares so issued will bear restrictive legends in accordance with U.S. law.

Our share registry will not charge an individual security holder a fee for transferring CDI holdings into shares of Common Stock (although a fee will be payable by market participants). It is expected that this process will be completed within 2 days, provided that our share registry is in receipt of a duly completed and valid Notice of Transmutation. However, no guarantee can be given about the time for this conversion to take place. If the shares of Common Stock are listed on a U.S. securities exchange in the future, a fee may be payable for entering the shares of Common Stock into the Depository Trust Company or Direct Registration System.

If holders of the shares of Common Stock wish to convert their holdings to CDIs, they can do so by contacting our share registry. Our share registry will not charge a fee to a holder of shares of Common Stock seeking to convert such shares to CDIs (although a fee will be payable by market participants).

Communication with CDI holders

CDI holders will receive all notices and company announcements (such as annual reports) that shareholders are entitled to receive from us.

Dividends and other shareholder entitlements

The ASX Settlement Operating Rules have the force of law by virtue of the Australian Corporations Act. These rules grant CDI holders the right to receive any dividends and other entitlements, which attach to the shares of Common Stock. Despite legal title to the shares of Common Stock being vested in CDN, the ASX Settlement Operating Rules provide that CDI holders are to receive all direct economic benefits and other entitlements in relation to the underlying shares of Common Stock (such as the right to receive the same dividends and entitlement to participate in rights issues and bonus issues).

Local and international trading in CDIs

CDI holders who wish to trade their CDIs will be transferring the beneficial interest in the shares of Common Stock rather than the legal title. The transfer will be settled electronically by delivery of the relevant CDI holdings through CHESS. In other respects, trading in CDIs is essentially the same as trading in other CHESS approved securities, such as shares in an Australian company.

Takeovers

If a takeover bid or similar transaction is made in relation to the shares of Common Stock of which CDN is the registered holder, under the ASX Settlement Operating Rules, CDN must not accept the offer made under the takeover bid except to the extent that acceptance is authorized by the relevant CDI holder.

Rights on liquidation or winding up

If we liquidate, dissolve or wind up, a CDI holder will be entitled to the same economic benefit on their CDIs as our shareholders.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to specified conditions, the personal liability of directors to corporations and their shareholders for monetary damages for breach of their fiduciary duties. Our Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. Our Certificate of Incorporation and Bylaws also provide that we will indemnify and advance expenses to any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, including actions by us in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, fines, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests.

We have entered into agreements to indemnify our directors to the extent permitted by law and our Certificate of Incorporation and Bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements, together with the report of our independent registered public accounting firm, appear on pages F-1 through F-27 of this registration statement.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Financial Statements

Our consolidated financial statements appear at the end of this Form 10. Please see the index to the consolidated financial statements on page F-1.

(b)	Exhibits

Exhibit	Description

3.1	Certificate of Incorporation of GI Dynamics, Inc.

3.2	Bylaws of GI Dynamics, Inc.

4.1	Form of Warrant

10.1†	2011 Employee, Director and Consultant Equity Incentive Plan

10.2†	2003 Omnibus Stock Plan

10.3†	Amended Letter of Employment, dated July 11, 2011, between GI Dynamics, Inc. and Stuart Randle

10.4†	Letter of Employment, dated July 11, 2011, between GI Dynamics, Inc. and Robert Crane

10.5†	Letter of Employment, dated March 25, 2013, between GI Dynamics, Inc. and David Maggs

10.6†	Letter of Employment, dated November 28, 2011, between GI Dynamics, Inc. and Mark Twyman

10.7	Form of Indemnification Agreement

10.8	Sublease Agreement, dated May 23, 2013, between GI Dynamics, Inc. and Cambridge Technology, Inc.

21.1	List of Subsidiaries

†	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GI DYNAMICS, INC. (Registrant)

	By:	/s/ Robert W. Crane
Name: Robert W. Crane
Date: April 30, 2014		Title: Chief Financial Officer, Secretary and Treasurer

GI Dynamics, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

GI Dynamics, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of GI Dynamics, Inc. and Subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GI Dynamics, Inc. and Subsidiaries, at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Boston, Massachusetts	/s/ Ernst & Young LLP
February 27, 2014

GI Dynamics, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$58,616	$41,481
Restricted cash	–	33
Accounts receivable, net	660	473
Inventory	7,271	5,359
Prepaid expenses and other current assets	1,288	838

Total current assets	67,835	48,184
Property and equipment, net	1,490	701

Total assets	$69,325	$48,885

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,267	$410
Accrued expenses	4,400	5,627
Deferred revenue	722	721
Current portion of long-term debt	58	67

Total current liabilities	6,447	6,825

Deferred rent	167	–
Long-term debt, net of current portion	–	58
Warrant to purchase common stock	326	294

Commitments (Note 11)

Stockholders’ equity:
Preferred stock, $0.01 par value – 5,000,000 shares authorized; no shares issued and outstanding at December 31, 2013 and 2012	–	–
Common stock, $0.01 par value – 130,000,000 shares authorized; 80,087,717 shares issued and outstanding at December 31, 2013 and 57,361,031 shares issued and outstanding at December 31, 2012	801	574
Class B common stock, $0.01 par value – 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2013 and 2012	–	–
Additional paid-in capital	213,305	157,277
Accumulated deficit	(151,721)	(116,143)

Total stockholders’ equity	62,385	41,708

Total liabilities and stockholders’ equity	$69,325	$48,885

The accompanying notes are an integral part of these consolidated financial statements.

GI Dynamics, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Loss

(In thousands, except share and per share amounts)

	Years Ended December 31,
	2013	2012	2011
Revenue	$2,255	$668	$234
Cost of revenue	2,492	1,358	709

Gross loss	(237)	(690)	(475)

Operating expenses:
Research and development	14,676	11,469	8,558
Sales and marketing	11,011	7,886	5,017
General and administrative	8,932	10,085	10,055

Total operating expenses	34,619	29,440	23,630

Loss from operations	(34,856)	(30,130)	(24,105)

Other income (expense):
Interest income	366	678	683
Interest expense	(5)	(8)	(180)
Foreign exchange (loss) gain	(955)	1,871	(3,261)
Remeasurement of warrant liability	(32)	822	505

Other income (expense), net	(626)	3,363	(2,253)

Loss before income tax expense	(35,482)	(26,767)	(26,358)
Income tax expense	(96)	(19)	–

Net loss	$(35,578)	$(26,786)	$(26,358)

Basic and diluted net loss per common share	$(0.53)	$(0.47)	$(1.29)

Weighted-average number of common shares used in basic and diluted net loss per common share	67,676,938	57,015,561	20,388,841
Comprehensive loss	$(35,578)	$(26,786)	$(26,358)

The accompanying notes are an integral part of these consolidated financial statements.

GI Dynamics, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(In thousands, except share amounts)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance at December 31, 2010	4,100,000	$41	8,000,000	$80	24,000,000	$240	3,142,403	$31	$76,422	$(62,999)	$13,815
Issuance of common stock upon exercise of stock options	–	–	–	–	–	–	2,349,739	24	428	–	452
Conversion of convertible preferred stock into common stock upon initial public offering	(4,100,000)	(41)	(8,000,000)	(80)	(24,000,000)	(240)	36,100,000	361	–	–	–
Issuance of shares upon initial public offering, net of offering costs of approximately $6.6 million	–	–	–	–	–	–	13,545,427	135	72,234	–	72,369
Conversion of convertible debt	–	–	–	–	–	–	1,055,242	11	6,139	–	6,150
Issuance of warrant for common shares in connection with initial public offering	–	–	–	–	–	–	–	–	(1,621)	–	(1,621)
Stock-based compensation expense	–	–	–	–	–	–	–	–	744	–	744
Net loss	–	–	–	–	–	–	–	–	–	(26,358)	(26,358)

Balance at December 31, 2011	–	–	–	–	–	–	56,192,811	562	154,346	(89,357)	65,551
Issuance of common stock upon exercise of stock options	–	–	–	–	–	–	1,168,220	12	341	–	353
Stock-based compensation expense	–	–	–	–	–	–	–	–	2,590	–	2,590
Net loss	–	–	–	–	–	–	–	–	–	(26,786)	(26,786)

Balance at December 31, 2012	–	–	–	–	–	–	57,361,031	574	157,277	(116,143)	41,708
Issuance of common stock upon exercise of stock options	–	–	–	–	–	–	140,949	1	52	–	53
Issuance of shares upon private placement and share purchase plan, net of issuance costs of approximately $2.1 million	–	–	–	–	–	–	22,585,737	226	52,271	–	52,497
Stock-based compensation expense	–	–	–	–	–	–	–	–	3,705	–	3,705
Net loss	–	–	–	–	–	–	–	–	–	(35,578)	(35,578)

Balance at December 31, 2013	–	$–	–	$–	–	$–	80,087,717	$801	$213,305	$(151,721)	$62,385

The accompanying notes are an integral part of these consolidated financial statements.

GI Dynamics, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2013	2012	2011
Operating activities
Net loss	$(35,578)	$(26,786)	$(26,358)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	441	267	212
Amortization and accretion of investments	–	–	9
Stock-based compensation expense	3,705	2,590	744
Remeasurement of warrant liability	32	(822)	(505)
Gain on sale of property and equipment	(1)	–	(2)
Changes in operating assets and liabilities:
Accounts receivable	(187)	(313)	(160)
Prepaid expenses and other current assets	(450)	327	(838)
Inventory	(1,912)	(1,339)	(2,225)
Accounts payable	857	(1,436)	862
Accrued expenses	(1,296)	2,566	1,044
Deferred revenue	1	456	265
Deferred rent	236	(67)	(71)

Net cash used in operating activities	(34,152)	(24,557)	(27,023)

Investing activities
Purchases of property and equipment	(1,230)	(460)	(106)
Proceeds from sale of property and equipment	1	–	7
Change in restricted cash	33	33	33
Purchases of investments	–	–	(350)
Maturities of investments	–	–	9,550

Net cash (used in) provided by investing activities	(1,196)	(427)	9,134

Financing activities
Proceeds from issuance of convertible debt	–	–	6,000
Proceeds from exercise of stock options	53	353	452
Proceeds from issuance of shares	52,497	–	72,519
Payments on long-term debt	(67)	(40)	–

Net cash provided by financing activities	52,483	313	78,971

Net increase (decrease) in cash and cash equivalents	17,135	(24,671)	61,082
Cash and cash equivalents at beginning of period	41,481	66,152	5,070

Cash and cash equivalents at end of period	$58,616	$41,481	$66,152

Supplemental cash flow disclosures
Issuance of warrant for common stock	$–	$–	$(1,621)
Conversion of convertible debt	$–	$–	$(6,000)
Borrowings under long-term debt	$–	$165	$–
Cash paid for interest	$5	$7	$–
Income taxes paid	$69	$5	$–

The accompanying notes are an integral part of these consolidated financial statements.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Nature of Business

GI Dynamics, Inc. (the “Company”) was incorporated on March 24, 2003, as a Delaware corporation, with operations based in Lexington, Massachusetts. The Company designs, develops, and markets medical devices for non-surgical approaches to treating type 2 diabetes and obesity. Since incorporation, the Company has devoted substantially all of its efforts to product commercialization, research and development, business planning, recruiting management and technical staff, acquiring operating assets, and raising capital. The Company began commercial sales of its product in 2011.

The Company is subject to a number of risks similar to other medical device companies, including, but not limited to, market acceptance of the Company’s products, development by its competitors of new technological innovations, safety and efficacy of the products in clinical trials, the regulatory approval process governing medical devices, raising additional capital and protection of proprietary technology.

The Company has incurred operating losses since inception and at December 31, 2013, had an accumulated deficit of approximately $151.7 million. At December 31, 2013, the Company had approximately $58.6 million in cash and cash equivalents, which it believes is sufficient to fund its operations through at least January 1, 2015. In September 2011, the Company completed its initial public offering of common stock and raised a total of approximately $72.5 million in net proceeds. Additionally, in July and August 2013, the Company sold shares of its stock in the form of CHESS Depositary Interests (“CDIs”) on the Australian Securities Exchange (“ASX”) through a private placement and Share Purchase Plan (“SPP”), which raised a total of approximately $52.5 million in net proceeds.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of GI Dynamics, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the U.S. requires the Company’s management to make estimates and judgments that may affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, the Company’s management evaluates its estimates, including those related to revenue recognition, inventory valuation, impairment of long-lived assets, income taxes including the valuation allowance for deferred tax assets, research and development, contingencies, and stock-based compensation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Changes in estimates are reflected in reported results in the period in which they become known.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity when purchased of three months or less to be cash equivalents. Investments qualifying as cash equivalents primarily consist of money market funds and have a carrying amount that approximates fair value. The amount of cash equivalents included in cash and cash equivalents was approximately $45.6 million and $27.1 million at December 31, 2013 and 2012, respectively.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

At December 31, 2013 and 2012, the Company had approximately $7.4 million and $11.2 million, respectively, of cash and cash equivalents denominated in Australian dollars that is subject to foreign currency gain and loss. At December 31, 2013 and 2012, the Company had approximately $1.0 million and $0.3 million, respectively, of cash and cash equivalents denominated in euros that is subject to foreign currency gain and loss.

Investments

The Company classifies all short-term investments with an original maturity when purchased of greater than three months as held-to-maturity as the Company has the intent and ability to hold these investments to maturity. The net carrying value of securities classified as held-to-maturity is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is computed under the effective interest method and is included in interest income along with any declines in value judged to be other than temporary. The Company classifies all investments that mature in less than one year from the balance sheet date as short-term investments. Investments that mature in more than one year are classified as long-term, held-to-maturity investments within the consolidated balance sheets. The Company did not have any investments at December 31, 2013 or 2012.

To determine whether an other-than-temporary impairment exists, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the recoverability of the cost of the investment outweighs evidence to the contrary. There were no other-than-temporary impairments for the years ended December 31, 2013, 2012 and 2011.

Accounts Receivable and Related Valuation Account

The Company grants credit to customers in the normal course of business but generally does not require collateral or any other security to support its receivables. The Company makes judgments as to its ability to collect outstanding receivables and provides an allowance for receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices and the overall quality and age of those invoices not individually reviewed. The Company believes that credit risks associated with these customers are not significant. To date, the Company has not had any write-offs of bad debt, and as such, the Company does not have an allowance for doubtful accounts as of December 31, 2013 and 2012.

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. The Company maintains its cash and cash equivalent balances with high-quality financial institutions, and consequently, the Company believes that such funds are subject to minimal credit risk. The Company’s short-term investments potentially subject the Company to concentrations of credit risk. The Company has adopted an investment policy that limits the amounts the Company may invest in any one type of investment and requires all investments held by the Company to have a rating of not less than A, thereby reducing credit risk concentration.

Accounts receivable primarily consist of amounts due from customers. The Company’s accounts receivable are with distributors and health care providers in different countries. In light of the current economic state of many foreign countries, the Company continues to monitor the creditworthiness of its customers.

At December 31, 2013, one distributor accounted for approximately 49% of the Company’s accounts receivable. At December 31, 2012, one distributor accounted for approximately 53% of the Company’s accounts

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

receivable, and two health care providers each accounted for approximately 11% of the Company’s accounts receivable. No other customer accounted for greater than 10% of the Company’s accounts receivable in 2013 and 2012.

In the year ended December 31, 2013, one distributor accounted for approximately 15% of the Company’s revenue and one health care provider accounted for approximately 13% of the Company’s revenue. In the year ended December 31, 2012, one health care provider and one distributor each accounted for approximately 29% of the Company’s revenue. In the year ended December 31, 2011, one distributor accounted for approximately 42% of the Company’s revenue, a second distributor accounted for approximately 36% and a third distributor accounted for approximately 20% of the Company’s revenue. No other customer accounted for greater than 10% of the Company’s revenue in 2013, 2012 and 2011.

Inventory

The Company states inventory at the lower of first-in, first-out cost or market. The Company records a provision for excess, expired, and obsolete inventory based primarily on estimates of forecasted revenues. A significant change in the timing or level of demand for products as compared to forecasted amounts may result in recording additional provisions for excess, expired, and obsolete inventory in the future. When capitalizing inventory, the Company considers factors such as status of regulatory approval, alternative use of inventory, and anticipated commercial use of the product.

Inventory at December 31, 2013 and 2012 was as follows (in thousands):

	December 31,
	2013	2012
Finished goods	$1,010	$670
Work-in-process	1,208	1,136
Raw materials	5,053	3,553

	$7,271	$5,359

Property and Equipment

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated when placed in service using the straight-line method based on their estimated useful lives as follows:

Asset Description	Estimated Useful Life (In Years)
Laboratory equipment	5
Computer equipment and software	3
Office furniture and equipment	5

Included in property and equipment are certain costs of software obtained for internal use. Costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Maintenance and training costs related to software obtained for internal use are expensed as incurred.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining lease term. Costs for capital assets not yet placed into service have been capitalized as construction in progress and will be depreciated in accordance with the above guidelines once placed into service. Maintenance and repair costs are expensed as incurred.

Restricted Cash

At December 31, 2012, the Company had a letter of credit of approximately $33,000 related to an operating lease for office and laboratory facilities that was secured by a restricted account invested in a money market fund. At December 31, 2012, the balance of such restricted cash account was approximately $33,000. In September 2013, the Company terminated the letter of credit pursuant to the expiration of its lease.

Revenue Recognition

The Company generates all of its revenue from sales of its EndoBarrier® family of products to health care providers and third-party distributors who resell the product to health care providers.

The Company considers revenue to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is recognized upon passage of title and risk of loss to customers, unless a consignment arrangement exists, and provided an estimate can be made for sales returns.

With respect to these criteria:

•	The evidence of an arrangement generally consists of a health care provider or distributor purchase order with the necessary approvals and acceptance by the Company.

•	Transfer of title and risk and rewards of ownership are passed to the health care provider or third-party distributor upon delivery of the products.

•	The selling prices for all sales are fixed and agreed with the health care provider or third-party distributor. Provisions for discounts and rebates to customers are established as a reduction to revenue in the same period the related sales are recorded.

•	When doubt exists about collectibility from specific customers, the Company defers revenue from sales of products to those customers until payment is received.

In certain circumstances the Company allows customers to return expired, defective or nonconforming products. The Company bases its estimate for sales returns upon historical trends and records the amount as a reduction to revenue upon the initial sale of the product. The Company determined it had sufficient historical data on which to base an estimate of future product returns such that starting in the fourth quarter of 2013, the Company began to recognize revenue at the time of delivery net of these return estimates. Prospectively, the Company will continue to evaluate whether it has sufficient data to determine return estimates as it enters new markets.

The Company has certain relationships in which title to delivered product passes to a buyer, but the substance of the transaction is that of a consignment arrangement. In these cases, the Company recognizes revenue based on payment from the customer, which indicates that the sale is complete. For these transactions,

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

revenue recognition is deferred until the sale is complete. At December 31, 2013 and 2012, the Company had deferred revenue of approximately $0.7 million.

Shipping and Handling Costs

Shipping and handling costs are included in costs of revenue.

Research and Development Costs

Research and development costs are expensed when incurred. Research and development costs include costs of all basic research activities as well as other research, engineering, and technical effort required to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.

Patent Costs

The Company expenses as incurred all costs, including legal expenses, associated with obtaining patents until the patented technology becomes feasible. All costs incurred after the patented technology is feasible will be capitalized as an intangible asset. As of December 31, 2013, no such costs had been capitalized since inception of the Company. The Company has expensed approximately $0.4 million, $0.5 million and $0.7 million of patent costs within general and administrative expenses in the consolidated statements of comprehensive loss for the years ended December 31, 2013, 2012 and 2011, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, Stock Compensation (“ASC 718”), which requires that stock-based compensation be measured and recognized as an expense in the financial statements and that such expense be measured at the grant date fair value.

The Company adopted ASC 718 on January 1, 2006, using the prospective method of application, which requires compensation expense to be recognized on a prospective basis, and therefore, prior period financial statements were not restated. Compensation expense recognized relates to stock options granted or modified on or after January 1, 2006. Stock options granted prior to that date are excluded from ASC 718 and will continue to be accounted for using the intrinsic value method. Under the intrinsic value method, compensation associated with stock awards to employees was determined as the difference, if any, between the fair value of the underlying common stock on the date compensation is measured, generally the grant date, and the price an employee must pay to exercise the award. For awards that vest based on service conditions, the Company uses the straight-line method to allocate compensation expense to reporting periods. The grant date fair value of options granted is calculated using the Black-Scholes option pricing model, which requires the use of subjective assumptions including volatility, expected term and the fair value of the underlying common stock, among others.

Stock awards to non-employees are accounted for in accordance with ASC 505-50, Equity Based Payments to Non-Employees (“ASC 505-50”). The measurement date for non-employee awards is generally the date performance of services required from the non-employee is complete. For non-employee awards that vest based on service conditions, the Company expenses the value of the awards over the related service period, provided they expect the service condition to be met. The Company records the expense of services rendered by non-

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

employees based on the estimated fair value of the stock option using the Black-Scholes option pricing model over the contractual term of the non-employee. The fair value of unvested non-employee awards are remeasured at each reporting period and expensed over the vesting term of the underlying stock options on a straight-line basis.

Foreign Currency Translation

The functional currency of GID Europe Holding B.V., GID Europe B.V., GID Germany GmbH and GI Dynamics Australia Pty Ltd is the U.S. dollar. Balance sheet accounts of the Company’s subsidiaries are translated into U.S. dollars using the exchange rate in effect at the balance sheet date while expenses are translated using the average exchange rate in effect during the period. Gains and losses arising from translation of the wholly owned subsidiaries’ financial statements are included in the determination of net loss.

Impairment of Long-Lived Assets

The Company regularly reviews the carrying amount of its long-lived assets to determine whether indicators of impairment may exist that warrant adjustments to carrying values or estimated useful lives. If indications of impairment exist, projected future undiscounted cash flows associated with the asset are compared to the carrying amount to determine whether the asset’s value is recoverable. If the carrying value of the asset exceeds such projected undiscounted cash flows, the asset will be written down to its estimated fair value. To date, no such impairments have been recognized.

Comprehensive Income (Loss)

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 requires companies to present the components of net income (loss) and other comprehensive income (loss) either as one continuous statement or as two consecutive statements and eliminates the option to present components of other comprehensive income (loss) as part of the statement of changes in stockholders’ equity. ASU 2011-05 does not change the items which must be reported in other comprehensive income (loss), how such items are measured or when they must be reclassified to net income (loss). The Company adopted ASU 2011-05 in the first quarter of 2012 and has revised its presentation of comprehensive income (loss) in the accompanying consolidated financial statements. The adoption of ASU 2011-05 had no material effect on the Company’s consolidated financial condition, results of operations or cash flows. Comprehensive loss was equal to the net loss for all periods reported.

Loss Contingencies

In accordance with ASC 450, Contingencies, the Company accrues anticipated costs of settlement, damages, and losses for loss contingencies based on historical experience or to the extent specific losses are probable and estimable. Otherwise, the Company expenses these costs as incurred. If the estimate of a probable loss is a range, and no amount within the range is more likely, the Company accrues the minimum amount of the range.

Net Loss per Common Share

The Company uses the two-class method to compute net loss per common share, as the convertible preferred stock that was outstanding prior to the September 2011 initial public offering represented a participating security. Net loss per common share is computed by dividing net loss available to common stockholders by the weighted-

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

average number of common shares outstanding during the period. Potential common stock equivalents are determined using the treasury stock method. The Company excludes stock options and other stock-based awards whose effect would be anti-dilutive from the calculation. During each of the years ended December 31, 2013, 2012 and 2011, the entire net loss was applicable to the common stockholders, and common stock equivalents were excluded from the calculation of diluted net loss per common share, as their effect was anti-dilutive due to the net loss incurred.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares outstanding as of December 31, 2013, 2012 and 2011, as they would be anti-dilutive:

	Years Ended December 31,
	2013	2012	2011
Warrants to purchase common stock	500,000	500,000	500,000
Options to purchase common stock	9,634,547	8,574,342	7,940,035

	10,134,547	9,074,342	8,440,035

Income Taxes

The Company provides for income taxes under the liability method. The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Company’s financial reporting and the tax bases of assets and liabilities measured using the enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Guarantees

The Company has identified the guarantees described below as disclosable, in accordance with ASC 460, Guarantees.

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make is unlimited; however, the Company has directors’ and officers’ insurance coverage that should limit its exposure and enable it to recover a portion of any future amounts paid.

The Company is a party to a number of agreements entered into in the ordinary course of business that contain typical provisions that obligate the Company to indemnify the other parties to such agreements upon the occurrence of certain events. Such indemnification obligations are usually in effect from the date of execution of the applicable agreement for a period equal to the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain.

The Company leases office space under several noncancelable operating leases (Note 11). The Company has standard indemnification arrangements under these leases that require it to indemnify the landlord against all

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

costs, expenses, fines, suits, claims, demands, liabilities, and actions directly resulting from any breach, violation, or nonperformance of any covenant or condition of the respective lease.

As of December 31, 2013 and 2012, the Company had not experienced any losses related to these indemnification obligations, and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves have been established.

Subsequent Events

The Company evaluates events occurring after the date of its consolidated balance sheet for potential recognition or disclosure in its consolidated financial statements. No subsequent events have occurred through the date the Company issued its consolidated financial statements that require disclosure in or adjustment to its consolidated financial statements.

Reclassifications

Certain reclassifications related to the presentation of income tax expense in the consolidated statements of comprehensive loss have been made to prior year amounts to conform with current year presentation. Additionally, certain reclassifications related to the presentation of deferred rent expense in the consolidated statements of cash flows have been made to prior year amounts to conform with current year presentation.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard-setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the effect of recently issued standards that are not yet effective will not have a material effect on its consolidated financial position or results of operations upon adoption.

3. Common Stock Warrant

In connection with the Company’s initial public offering (“IPO”) in September 2011, the Company issued warrants in an aggregate amount of 500,000 shares of common stock at an exercise price of A$5.50 per share to the lead manager of the IPO and certain other investors (Note 4). The warrants will expire on the fifth anniversary of their date of grant. The warrants may be converted on a cashless basis at the option of the holder. The Company has reserved 500,000 shares of common stock related to these warrants.

4. Fair Value of Financial Instruments

The tables below present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2013 and 2012, and indicates the fair value hierarchy of the valuation techniques the Company used to determine such fair value. In general, fair values determined by Level 1 inputs utilize observable inputs such as quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are either directly or indirectly observable, such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs utilize unobservable data points in which there is little or no market data, requiring the Company to develop its own assumptions for the asset or liability.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

The following tables present the assets the Company has measured at fair value on a recurring basis (in thousands):

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds (included in cash and cash equivalents)	$45,560	$45,560	$–	$–

Total	$45,560	$45,560	$–	$–

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds (included in cash and cash equivalents)	$27,149	$27,149	$–	$–

Total	$27,149	$27,149	$–	$–

In September 2011, the Company issued warrants in an aggregate amount of 500,000 shares of common stock at an exercise price of A$5.50 per share in conjunction with its IPO (Note 3). The Company accounts for the warrants under ASC 815, Derivatives and Hedging (“ASC 815”). In accordance with the guidance included in ASC 815, because the Company’s functional currency is the U.S. dollar and the exercise price of the warrants is in Australian dollars, the Company is exposed to currency exchange risk related to the warrants. As a result, the warrants are not considered indexed to the Company’s own stock, and therefore, the warrants are classified as a liability and the fair value of the warrants must be remeasured at each reporting period. At the time the warrants were issued, the Company estimated the fair value of the warrants using the Black-Scholes option pricing model. The Company remeasured the fair value of the warrants at each reporting period using current assumptions and current foreign exchange rates, with changes in value recorded as other income or expense.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

The assumptions used in the Black-Scholes option pricing model at December 31, 2013, 2012 and 2011 were as follows:

	December 31,
	2013	2012	2011
Exercise price (A$5.50 at current exchange rate)	$4.92	$5.71	$5.59
Fair value of common stock	$3.36	$2.86	$4.72
Expected volatility	48.7%	53.6%	63.2%
Expected term (in years)	2.7	3.7	4.7
Risk-free interest rate	0.7%	0.5%	0.8%
Expected dividend yield	–%	–%	–%

The following table is a rollforward of the fair value of the warrant, where fair value is determined by Level 3 inputs (in thousands):

Balance at time of issuance	$1,621
Decrease in fair value of warrant upon remeasurement included in other income (expense)	(505)

Balance at December 31, 2011	1,116
Decrease in fair value of warrant upon remeasurement included in other income (expense)	(822)

Balance at December 31, 2012	294
Increase in fair value of warrant upon remeasurement included in other income (expense)	32

Balance at December 31, 2013	$326

Cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses at December 31, 2013 and 2012 are carried at amounts that approximate fair value due to their short-term maturities and highly liquid nature of these instruments.

5. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2013	2012
Laboratory equipment	$387	$363
Computer equipment and software	1,032	665
Office furniture and equipment	270	249
Construction in process	95	204
Leasehold improvements	921	482

	2,705	1,963
Less accumulated depreciation and amortization	(1,215)	(1,262)

	$1,490	$701

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5. Property and Equipment (continued)

Depreciation and amortization expense of property and equipment was approximately $0.4 million, $0.3 million and $0.2 million for the years ended December 31, 2013, 2012, and 2011, respectively.

6. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,
	2013	2012
Clinical trials	$1,526	$1,206
Payroll and related liabilities	1,576	770
Professional fees	630	3,157
Deferred rent, current portion	91	22
Other	577	472

	$4,400	$5,627

7. Debt

In January 2012, the Company entered into an unsecured credit facility of approximately $165,000, expiring in August 2014, related to the Company’s acquisition of its enterprise resource planning system. Interest on the borrowings under the credit facility is at an annual interest rate of 5.6%. Future principal payments under the credit facility at December 31, 2013, are approximately $58,000 through August 2014.

8. Stockholders’ Equity

The authorized capital stock of the Company consists of 145,000,000 shares, of which 130,000,000 shares are designated as common stock, 10,000,000 shares are designated as Class B common stock, and 5,000,000 shares are designated as preferred stock.

Common Stock

In September 2011, in conjunction with the Company’s IPO, the Company amended its certificate of incorporation to authorize it to issue up to 130,000,000 shares of common stock, 10,000,000 shares of Class B common stock and 5,000,000 shares of preferred stock.

The Company authorized Class B common stock in order to meet the Listing Rules of the ASX so far as they apply to escrowed securities. In the event that holders of common stock, who are subject to ASX-imposed escrow, breach the terms of their escrow agreement or the Listing Rules as they apply to escrowed securities, their common stock will be automatically converted into Class B common stock until the earlier to occur of the expiration of the escrow period or the breach being rectified. The Class B common stock is identical to and ranks equally with the common stock except that Class B common stock has no voting rights and are not entitled to any dividends.

In July and August 2013, the Company sold approximately 108.5 million CDIs at an issue price of A$0.53 per CDI in a private placement. Five CDIs are the equivalent of one share of common stock. In conjunction with the private placement, the Company initiated an SPP, in which eligible shareholders who held CDIs or shares of

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8. Stockholders’ Equity (continued)

common stock in the Company at the record date were entitled to acquire up to A$15,000 worth of additional CDIs at an issue price of A$0.53 per CDI. The Company sold approximately 4.4 million CDIs in the SPP. As a result of the private placement and SPP, the Company raised approximately $52.5 million, net of expenses. The Company intends to use these proceeds to fund its U.S. pivotal clinical trial and for general working capital purposes.

9. Stock Option Plans

The Company has two stock-based compensation plans. The Board of Directors adopted the 2003 Omnibus Stock Plan (the “2003 Plan”), which provides for the grant of qualified incentive stock options and nonqualified stock options or other awards to the Company’s employees, officers, directors, advisors, and outside consultants to purchase up to an aggregate of 9,220,861 shares of the Company’s common stock.

In August 2011, the Board of Directors adopted the 2011 Employee, Director and Consultant Equity Incentive Plan (the “2011 Plan”, together with the 2003 Plan, the “Plans”) as the successor to the 2003 Plan. Under the 2011 Plan, the Company may grant incentive stock options, nonqualified stock options, restricted and unrestricted stock awards and other stock-based awards. The Company had initially reserved 4,500,000 shares of its common stock for issue under the 2011 Plan. Awards that are returned to the Company’s 2003 Plan as a result of their forfeiture, expiration or cancellation without delivery of common stock shares or that result in the forfeiture of shares back to the Company on or after August 1, 2011, the date the 2011 Plan became effective, are automatically made available for issuance under the 2011 Plan. At August 1, 2011, 802,350 shares available for grant under the 2003 Plan were transferred to the 2011 Plan. At December 31, 2013, 4,777,156 shares were available for grant under the 2011 Plan.

In addition, the 2011 Plan allows for an annual increase in the number of shares available for issue under the 2011 Plan commencing on the first day of each fiscal year during the period beginning in fiscal year 2012 and ending in fiscal year 2020. The annual increase in the number of shares shall be equal to the lowest of:

•	5 million shares;
•	4% of the number of common shares outstanding as of such date; and
•	an amount determined by the Board of Directors or the Company’s compensation committee.

Accordingly, during 2013, 2,294,441 shares were added to the 2011 Plan.

The stock options granted under the Plans generally vest over a four-year period and expire ten years from the date of grant. From time to time, the Company grants stock options to purchase common stock subject to performance-based milestones. The vesting of these stock options will occur upon the achievement of the milestones. When achievement of the milestone is deemed probable, the Company expenses the compensation of the respective stock option over the implicit service period. At December 31, 2013, the Company had options for the purchase of 220,000 shares of common stock subject to performance-based milestone vesting with unrecognized stock-based compensation of approximately $0.5 million. During the year ended December 31, 2013, an option granted in 2007, for the purchase of 130,000 shares of common stock, originally associated with a performance-based milestone, was modified by the Board of Directors to fully vest based upon services provided. The Company recorded approximately $0.4 million of expense associated with the modification and vesting of this option grant. No expense associated with performance-based milestone options was recognized during the year ended December 31, 2012.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Stock Option Plans (continued)

Due to the absence of an active market for the Company’s common stock, prior to the Company’s IPO in September 2011, the Board of Directors was required to determine the fair value of the common stock for consideration in setting exercise prices for the options granted and in valuing the options granted. In determining the exercise prices for options granted, the Company’s Board of Directors considered both quantitative and qualitative factors including the results obtained from an independent third-party valuation, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current research and management team, achievement of enterprise milestones, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the common stock, arm’s length sales of the Company’s capital stock (including convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event, among others.

In calculating stock-based compensation costs, the Company estimated the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of short lived, exchange-traded options that have no vesting restrictions and are fully transferable. The Company estimates the number of awards that will be forfeited in calculating compensation costs. Such costs are then recognized over the requisite service period of the awards on a straight-line basis.

Determining the fair value of stock-based awards using the Black-Scholes option pricing model requires the use of highly subjective assumptions, including the expected term of the award, expected stock price volatility and, up to the date of the Company’s IPO, the fair value of the Company’s common stock. The weighted-average assumptions used to estimate the fair value of the stock options using the Black-Scholes option pricing model were as follows for the years ended December 31, 2013, 2012 and 2011:

	Years Ended December 31,
	2013	2012	2011
Expected volatility	64.8%	64.2%	63.0%
Expected term (in years)	6.05	6.05	6.05
Risk-free interest rate	1.1%	1.0%	1.8%
Expected dividend yield	–%	–%	–%

Expected Volatility

Volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. As the Company was not publicly traded prior to September 2011 and therefore had no trading history, stock price volatility was estimated based on an analysis of historical and implied volatility of comparable public companies.

Expected Term

The Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. As a result, for stock option grants made during the years ended December 31, 2013, 2012 and 2011, the expected term was estimated using the “simplified method.” The simplified method is based on the average of the contractual term of the option and the weighted-average vesting period of the option. For options granted to non-employees, the Company used the remaining contractual life to estimate the expected term of non-employee awards for the years ended December 31, 2013, 2012 and 2011.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Stock Option Plans (continued)

Risk-Free Interest Rate

The risk-free interest rate used for each grant is based on a zero-coupon U.S. Treasury instrument with a remaining term similar to the expected term of the stock-based award.

Expected Dividend Yield

The Company has not paid and does not anticipate paying cash dividends on its shares of common stock in the foreseeable future; therefore, the expected dividend yield is assumed to be zero.

Forfeitures

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from the Company’s estimates. Subsequent changes in estimated forfeitures are recognized through a cumulative adjustment in the period of change and will also impact the amount of stock-based compensation expense in future periods. The Company uses historical data to estimate forfeiture rates. The Company’s estimated forfeiture rates were 2.0% as of December 31, 2013, 2012 and 2011.

Non-Employee Awards

The Company accounts for non-employee awards in accordance with ASC 505-50. Stock-based compensation expense related to stock options granted to non-employees is recognized as services are rendered, generally on a straight-line basis. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services rendered. The fair value of the stock options granted is remeasured at each reporting date using the Black-Scholes option pricing model as prescribed by ASC 718. During the year ended December 31, 2013, the Company granted options to purchase 300,000 shares of common stock to non-employees with an aggregate fair value of approximately $0.6 million. During the year ended December 31, 2012, the Company did not grant any options for shares of common stock to non-employees. During the year ended December 31, 2011, the Company granted options to purchase 61,400 shares of common stock to non-employees with an aggregate fair value of approximately $35,000.

During the year ended December 31, 2013, the Company modified the terms of stock options previously granted to an employee upon his change in status from employee to non-employee. The modifications included an extension of the exercise period after the status change with respect to certain of the options and the extension of the vesting of certain options through the end of his expected service to the Company. These modifications resulted in a reduction of stock-based compensation of approximately $0.2 million. The Company accounted for the modifications of stock option awards in accordance with the provisions of ASC 718. Stock options that are modified and continue to vest when an employee has a change in employment status are subject to periodic revaluation over their vesting terms.

The Company has recorded non-employee, stock-based compensation expense in accordance with ASC 505-50 of approximately $0.1 million, $0.2 million and $0.1 million during the years ended December 31, 2013, 2012 and 2011, respectively, which is included in the total stock-based compensation expense.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Stock Option Plans (continued)

Stock-based compensation is reflected in the consolidated statements of comprehensive loss as follows for the years ended December 31, 2013, 2012 and 2011 (in thousands):

	Years Ended December 31,
	2013	2012	2011
Cost of revenue	$69	$58	$–
Research and development	679	534	179
Sales and marketing	1,364	1,052	69
General and administrative	1,593	946	496

	$3,705	$2,590	$744

As of December 31, 2013, there was approximately $7.5 million of unrecognized stock-based compensation, net of estimated forfeitures, related to unvested stock option grants under the Plans which is expected to be recognized over a weighted-average period of 2.3 years. The total unrecognized stock-based compensation cost will be adjusted for future changes in estimated forfeitures.

The following table summarizes stock option activity under the Company’s stock option plans:

	Shares of Common Stock Attributable to Options	Weighted- Average Exercise Price	Weighted- Average Contractual Life	Aggregate Intrinsic Value
			(In years)	(In thousands)
Outstanding at December 31, 2012	8,574,342	$2.43	7.24	$11,255
Granted	1,282,500	$3.48
Exercised	(140,949)	$0.38
Cancelled	(81,346)	$3.62

Outstanding at December 31, 2013	9,634,547	$2.59	6.66	$13,319

Vested or expected to vest at December 31, 2013	9,566,305	$2.58	6.65	$13,295

Exercisable at December 31, 2013	5,910,971	$1.75	5.54	$12,090

The weighted-average grant date fair value of options granted during the years ended December 31, 2013, 2012 and 2011 was $1.90, $2.64 and $2.37, respectively. The total intrinsic value of options exercised during the years ended December 31, 2013, 2012 and 2011 was approximately $0.5 million, $5.5 million and $4.2 million, respectively. The intrinsic value represents the difference between the fair value of the Company’s common stock on the date of exercise and the exercise price of the stock option. Cash received from option exercises during the years ended December 31, 2013, 2012 and 2011 was approximately $53,000, $0.4 million and $0.5 million, respectively. No tax benefits were realized from options and other stock-based payment arrangements during these periods.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10. Income Taxes

Loss before provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,
	2013	2012	2011
Domestic	$(35,599)	$(26,800)	$(26,372)
Foreign	117	33	14

Total	$(35,482)	$(26,767)	$(26,358)

The provision for income taxes in the accompanying consolidated statements of comprehensive loss consisted of the following (in thousands):

	Years Ended December 31,
	2013	2012	2011
Current provision:
Federal	$–	$–	$–
State	39	–	–
Foreign	57	19	–

Total	96	19	–

Deferred provision:
Federal	–	–	–
State	–	–	–
Foreign	–	–	–

Total	–	–	–

Total provision	$96	$19	$–

A reconciliation of income taxes from operations computed using the U.S. federal statutory rate to that reflected in operations follows (in thousands):

	Years Ended December 31,
	2013	2012	2011
Income tax benefit using U.S. federal statutory rate	$(12,064)	$(9,102)	$(8,978)
Permanent differences	40	(252)	(95)
State income taxes, net of federal benefit	(1,612)	(1,120)	(1,312)
Stock-based compensation	645	408	129
Tax credits	(306)	(75)	(293)
Foreign tax rate differential	(11)	(3)	(1)
Change in the valuation allowance	13,841	10,083	10,550
Other	(437)	80	–

	$96	$19	$–

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10. Income Taxes (continued)

Components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2013	2012
Deferred tax assets:
Net operating loss carryforwards	$43,167	$29,347
Research and development credit carryforwards	2,553	1,864
Capitalized research and development costs	4,168	5,223
Capitalized start-up expenses	6,137	6,649
Depreciation and other	4,339	3,441

Total deferred tax assets	60,364	46,524
Valuation allowance	(60,364)	(46,524)

Net current deferred tax assets	$–	$–

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of the Company’s deferred tax assets and determined that it is more likely than not that the Company will not recognize the benefits of the deferred tax assets. As a result, a valuation allowance of approximately $60.4 million and $46.5 million was established at December 31, 2013 and 2012, respectively. The valuation allowance increased by approximately $13.9 million during the year ended December 31, 2013, primarily due to the increase in the Company’s net operating loss carryforwards.

At December 31, 2013 and 2012, the Company had federal and state net operating loss carryforwards (excluding ASC 718 additional paid-in capital net operating losses) of approximately $110.5 million and $75.3 million, respectively. These operating loss carryforwards will expire at various times beginning in 2025 through 2032 for federal purposes and begin to expire in 2014 and will continue to expire through 2032 for state purposes. The Company has also recorded $0.5 million as a reduction to net operating losses carryforward that is attributable to excess stock option deductions as of December 31, 2013.

In addition, the Company also has federal and state research and development tax credit carryforwards (excluding ASC 740, Income Taxes (“ASC 740”), reserve) of approximately $2.4 million and $1.5 million, respectively, to offset future income taxes. These tax credit carryforwards will expire at various times beginning in 2024 through 2033 for federal purposes and will expire at various times beginning in 2019 through 2028 for state purposes.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law reinstating the federal research and development credit for the 2012 and 2013 years. Under the accounting guidance on this topic, the effects are recognized as a component of income tax expense or benefit from continuing operations in the consolidated financial statements for the interim or annual period that includes the enactment date. The deferred benefit recorded in 2013 related to the 2012 federal research and development credit was $0.4 million, which was offset by a full valuation allowance.

Utilization of net operating loss carryforwards and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986 (“IRC Section 382”) and with Section 383 of the Internal Revenue Code of 1986, as well as similar state provisions.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10. Income Taxes (continued)

These ownership changes may limit the amount of net operating loss carryforwards and research and development credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change, as defined by IRC Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. The Company has completed several financings since its inception, which may have resulted in a change in control as defined by IRC Section 382 or could result in a change in control in the future. As of December 31, 2013, the Company has not, as yet, conducted an IRC Section 382 study, which could impact its ability to utilize net operating loss and tax credit carryforwards annually in the future to offset the Company’s taxable income, if any.

The Company applies ASC 740, which provides guidance on the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. As a result of the implementation of the new guidance, the Company recognized an immaterial adjustment for unrecognized income tax liability related to research and development credits. At December 31, 2013 and 2012, the Company had unrecognized tax liabilities of approximately $1.0 million and $0.8 million, respectively. Because the Company has a full valuation allowance against its deferred tax assets, there was no consolidated financial statement impact of the implementation of ASC 740.

The following is a rollforward of the Company’s unrecognized tax benefits:

	December 31,
	2013	2012
Unrecognized tax benefit – as of the beginning of the year	$776,646	$725,973
Gross increases – tax positions of the prior periods	–	–
Gross increases – current period tax positions	247,864	50,673

Unrecognized tax benefits – as of the end of the year	$1,024,510	$776,646

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2013 and 2012, the Company had no accrued interest or penalties related to uncertain tax positions, and no amounts have been recognized in the Company’s consolidated statements of comprehensive loss.

The statute of limitations for assessment by the Internal Revenue Service (“IRS”) and state tax authorities is open for tax years ended December 31, 2013, 2012, 2011 and 2010, although carryforward attributes that were generated prior to tax year 2010 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. The statute of limitations for assessment by foreign tax authorities is open for tax years ended December 31, 2013, 2012 and 2011. There are currently no federal or state audits in progress.

The Company has not, as yet, completed a study of its research and development credit carryforwards. Once completed, this study may result in an adjustment to the Company’s research and development credit carryforwards. A full valuation allowance has been provided against the Company’s research and development credits, and if an adjustment is required at the time the study is completed, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforward and the valuation allowance.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies

Lease Commitments

In June 2013, the Company entered into a noncancelable agreement to sublease 33,339 square feet of office, laboratory and manufacturing space in Lexington, Massachusetts. The sublease commenced in June 2013 and expires in December 2016, subject to earlier termination under certain conditions. Base rent during the initial rent period is approximately $0.6 million per year and increases annually by approximately $17,000. The space was delivered to the Company in June 2013 and rent payments will commence in May 2014. The rent expense, inclusive of the escalating rent payments and free rent period, is recognized on a straight-line basis over the term of the sublease agreement. In accordance with the terms of the sublease agreement, the Company maintains an unsecured letter of credit of approximately $0.2 million, securing its obligations under the sublease agreement.

In August 2013, the Company relinquished its office and laboratory space in the One Maguire Road facility in Lexington, Massachusetts, pursuant to expiration of its lease.

In March 2012, the Company’s subsidiary, GID Germany GmbH, entered into a noncancelable operating lease for office space in Dusseldorf, Germany. The lease was renewed in September 2013 and was extended through April 2015 and is subject to earlier termination based on certain terms and conditions. The lease will extend automatically for successive twelve-month periods until terminated. The rent expense, inclusive of the free rent periods, is recognized on a straight-line basis over the term of the current lease agreement.

In July 2013, the Company’s subsidiary GI Dynamics Australia Pty Ltd entered into a noncancelable operating lease for office space in Baulkham Hills, Australia. The initial term of the lease is for twelve months, expiring in July 2014, subject to earlier termination under certain conditions. The Company has the right to extend the lease for an additional term of twelve months, subject to certain terms and conditions.

Rent expense on noncancelable operating leases was approximately $0.6 million for the year ended December 31, 2013 and approximately $0.3 million for the years ended December 31, 2012 and 2011.

Future minimum lease payments under noncancelable operating leases at December 31, 2013, are as follows (in thousands):

Year Ending December 31,
2014	$433
2015	609
2016	611

Total	$1,653

License Agreement

In 2003, the Company entered into a license agreement (“License Agreement”) for certain intellectual property. The License Agreement required the Company to pay $75,000 at execution, make payments of $12,500 in 2004, and $25,000 each year thereafter, until the date of first commercial sale of the product, as defined in the License Agreement. In 2011, the Company began commercial sales of the product as defined in the License Agreement and as a result ceased making the yearly payments. The royalty obligation begins with U.S. commercial sales of products as defined in the License Agreement, if any. The royalty percentage may vary on products covered by the License Agreement, but in any case, the royalties are not considered significant. The Company will cease paying royalties, if any, at the time the patent covered by the License Agreement expires in 2017.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies (continued)

Supply Agreement

In July 2013, the Company and W.L. Gore & Associates, Inc. (“Gore”) agreed to terminate their supply agreement (“Supply Agreement”). The Supply Agreement, entered into in 2004, was for the supply of a material used to manufacture the sleeve used in the Company’s products.

Litigation

On January 9, 2013, the Company reached a settlement of litigation brought by Gore in the United States District Court for the District of Arizona in June 2010. In the litigation, Gore sought essentially the following declarations: (1) that it was the co-owner of all of the Company’s patents and patent applications and (2) that the Supply Agreement (discussed above) was void. The Company strongly denied all of the claims made by Gore and also filed counterclaims against Gore alleging, among other claims, misuse and misappropriation by Gore of the Company’s trade secrets. The Company also sought declarations that Gore was not the co-inventor or co-owner of any of the Company’s patents.

Under the settlement, the Company retains exclusive ownership and control of its patent portfolio, and both parties have dismissed all claims against each other. The dismissed claims included Gore’s claim that the Supply Agreement was void. The Company granted to Gore, a non-exclusive, royalty-free license to use the Company’s patents, but only for application in the vasculature. Gore is not licensed to use the Company’s patents for any applications in the gastrointestinal tract, which is the area of the body in which the Company’s products are designed to be used. Neither side made any cash payments to the other, nor will any royalties be due.

The Company did not record any loss contingency related to this matter at December 31, 2012 or 2011, based on its conclusion that a loss is neither probable nor estimable.

12. Retirement Plans

The Company has a 401(k) retirement and savings plan (the “401(k) Plan”) covering all qualified U.S. employees. The 401(k) Plan is a defined contribution plan and allows each participant to contribute up to 75% of the participant’s base wages up to an amount not to exceed an annual statutory maximum. The Company has made discretionary contributions to the 401(k) Plan and recorded expenses of approximately $0.2 million for the years ended December 31, 2013 and 2012, and approximately $0.1 million for the year ended December 31, 2011.

13. Segment Reporting

For financial reporting purposes, the Company has one reportable segment which designs, develops, manufactures and markets medical devices for non-surgical approaches to treating type 2 diabetes and obesity.

Geographic Reporting

All the Company’s revenue is attributable to customers outside the U.S. The Company is dependent on favorable economic and regulatory environments for its products. Products are sold to customers located in Europe, the Middle East, Australia and South America and sales are attributed to a country or region based on the location of the customer to whom the products are sold.

Long-lived assets at December 31, 2013 of approximately $1.5 million are primarily held in the U.S. Total long-lived assets held outside of the U.S. represent less than 1% of total long-lived assets.

GI Dynamics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

13. Segment Reporting (continued)

Product sales by geographic location for the years ended December 31, 2013, 2012 and 2011 are listed in the table below (in thousands):

	Years Ended December 31,
	2013	2012	2011
Germany	$641	$160	$	*
Netherlands	299	197		–
Austria	*	–		47
United Kingdom	*	*		99
Other Europe	393	106		5
Middle East	255	13		–
Chile	337	192		83
Australia	330	–		–

Total Revenue	$2,255	$668		$234

*	Revenue associated with the individual country is less than 10% of total revenue for the year.